   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 5, 1998

                                                     REGISTRATION NO. 333-49881

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                        MERISTAR HOTELS & RESORTS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                       7011                    51-0379982
       (STATE OR OTHER            (PRIMARY STANDARD           (IRS EMPLOYER
       JURISDICTION OF                INDUSTRIAL           IDENTIFICATION NO.)
INCORPORATION OR ORGANIZATION)  CLASSIFICATION CODE NO.)




                        MERISTAR HOTELS & RESORTS, INC.
                          1010 WISCONSIN AVENUE, N.W.
                            WASHINGTON, D.C. 20007
                                (202) 965-4455
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------
                               PAUL W. WHETSELL
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                        MERISTAR HOTELS & RESORTS, INC.
                          1010 WISCONSIN AVENUE, N.W.
                            WASHINGTON, D.C. 20007
                                (202) 965-4455
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------
                                  COPIES TO:
                           RICHARD S. BORISOFF, ESQ.
                   PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064
                                (212) 373-3000

                                ---------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     As soon as practicable after the effective date of this Registration
                                  Statement.

                                ---------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED JUNE 5, 1998

PROSPECTUS

                                    . SHARES

                        MERISTAR HOTELS & RESORTS, INC.

                  SHARES OF COMMON STOCK AND RIGHTS TO ACQUIRE
                             UP TO . OF SUCH SHARES

                                  ----------

  MeriStar Hotels & Resorts, Inc. ("MeriStar Hotels" or the "Company") is distributing to holders of record of (a) the common stock, par value $0.01 per share (the "REIT Common Stock"), of MeriStar Hospitality Corporation, a Maryland corporation operating as a real estate investment trust (the "REIT"), and (b) the units of limited partnership (the "REIT OP Units") of MeriStar Hospitality Operating Partnership, L.P., a Delaware limited partnership (the "REIT Operating Partnership"), other than REIT OP Units held by the REIT or any of its subsidiaries, as of the effective time of the Merger defined below (the "Record Date"), non-transferable rights (the "Rights") to subscribe for and purchase shares of the common stock, par value $0.01 per share (the "Common Stock"), of MeriStar Hotels, at a subscription price (the "Subscription Price") equal to 95% of the average of the daily high and low prices of the Common Stock on the New York Stock Exchange Inc. ("NYSE") for the period (the "Measurement Period") of five consecutive trading days (a "Trading Day") on the NYSE immediately following the third Trading Day after the date the Common Stock opens for trading on the NYSE.

  The Company will be spun off (the "Spin-Off") by CapStar Hotel Company, a Delaware corporation ("CapStar"), and certain of its affiliates, as further described below, to become the lessee, manager and operator of various hotel assets, including those currently (i) owned, leased and managed by CapStar and its affiliates. CapStar intends to transfer or cause to be transferred certain assets and liabilities constituting the hotel management and leasing business currently operated by CapStar and its subsidiaries to MeriStar Hotels, a wholly owned subsidiary of CapStar. CapStar then intends to distribute, on a share-for-share basis, to its stockholders of record as of the effective time of the Merger (the "Spin-Off Record Date") all of the outstanding capital stock of MeriStar Hotels in the Spin-Off. The Spin-Off will provide the stockholders of CapStar as of the Spin-Off Record Date with the opportunity to participate in the benefits of both the real estate operations of the REIT, and the leasing and management operations of MeriStar Hotels.

  Pursuant to an Agreement and Plan of Merger, dated as of March 15, 1998 (the "Merger Agreement"), among American General Hospitality Corporation, a Maryland corporation operating as a real estate investment trust ("AGH"), American General Hospitality Operating Partnership, L.P., a Delaware limited partnership ("AGH Operating Partnership"), CapStar, CapStar Management Company, L.P., a Delaware limited partnership, ("CapStar Management"), and CapStar Management Company II, L.P., a Delaware limited partnership ("CapStar Management II"), CapStar after spinning-off MeriStar Hotels will merge with and into AGH (the "Merger"), with the result that (a) AGH will be the surviving corporation operating under the name MeriStar Hospitality Corporation and (b) each outstanding share of common stock, par value $0.01 per share, of CapStar ("CapStar Common Stock") will be converted into 1.0 share of REIT Common Stock, and each outstanding share of common stock, par value $0.01 per share, of AGH ("AGH Common Stock") will be converted into 0.8475 shares of REIT Common Stock.

  Immediately following the Spin-Off and the effective date of the Merger, the Company will acquire 100% of the partnership interests in the third-party lessee of most of the hotels owned by AGH and substantially all of the assets and certain liabilities of the third-party manager of most of the hotels owned by AGH, pursuant to an Acquisition Agreement, dated as of March 15, 1998 (the "Lessee-Manager Acquisition Agreement"). See "The Merger and the Spin-Off--The Lessee-Manager Acquisition Agreement."
                                                        (Continued on next page)

  PRIOR TO DECIDING TO EXERCISE THE RIGHTS, RIGHTHOLDERS SHOULD CAREFULLY CONSIDER THE MATERIAL RISKS SET FORTH UNDER "RISK FACTORS" BEGINNING ON PAGE 12 HEREOF.

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    COMMISSION OR ANY STATE SECURITIES  COMMISSION PASSED UPON THE ACCURACY
      OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE  CONTRARY
       IS A CRIMINAL OFFENSE.

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
                                                                SUBSCRIPTION           PROCEEDS TO
                                                                   PRICE             COMPANY(1)(2)(3)
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
Per Share...............................................             $                      $
-----------------------------------------------------------------------------------------------------
Total...................................................             $                      $
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
(1) The Common Stock issuable pursuant to the Rights Offering is being offered and sold directly by the Company, and no commission or other remuneration will be paid to any person for soliciting purchases of the Common Stock.
(2)  Before deducting expenses payable by the Company.
(3)  Assumes the sale of all of the  .  shares offered hereby.

                    The date of this Prospectus is  , 1998.

(cover page continued)

  Each holder of record of REIT Common Stock and/or REIT OP Units on the Record Date (a "Rightholder") will receive one-sixth of a Right for each share of REIT Common Stock and/or each REIT OP Unit so held. Each whole Right will entitle the Rightholder (but not a subsequent transferee of the REIT Common Stock and/or REIT OP Units held by such Rightholder on the Record Date) to purchase one share of Common Stock at the Subscription Price (the "Subscription Privilege"). The Company will publicly announce the Subscription Price promptly following determination thereof. Although fractional Rights will be issued to Rightholders, the Company reserves the right, in its sole discretion, to pay cash in lieu of fractional shares of Common Stock that would otherwise be issued or issuable in respect of fractional Rights exercised by Rightholders, based on a value per whole share of Common Stock equal to the closing price of the Common Stock on the Principal Market on the Expiration Date. Any such cash payment will be made to the applicable Rightholder at the same time that shares of Common Stock are issued in respect of whole rights exercised by Rightholders. Fractional Rights can only be exercised concurrently with the exercise of whole Rights. The Company intends to pay cash in lieu of all such fractional shares of Common Stock. An election to exercise Rights, once made, may not be revoked. The subscription agent (the "Subscription Agent") for the Rights Offering will be Continental Stock Transfer & Trust Company. All amounts received by the Subscription Agent pursuant to the exercise of Rights will be held in a non-interest-bearing escrow account until the completion of the Rights Offering. See "The Rights Offering--Subscription Privilege." The Rights will be evidenced by non-transferable subscription certificates. The issuance of shares of Common Stock pursuant to the Rights Offering is conditioned upon consummation of the Spin-Off, the Merger and transactions contemplated by the Lessee-Manager Acquisition Agreement. The Company also reserves the right, at its sole option, to cancel the Rights Offering if the Subscription Price is less than
 .. The Rights will be exercisable at any time following 5:00 p.m., New York City time, on the last day of the Measurement Period until 5:00 p.m., New York City time, on the sixteenth calendar day immediately following the last day of the Measurement Period, or such later date as the Company may determine (the "Expiration Date"), unless the Rights Offering is earlier cancelled.

  The Rights may not be exercised by any person, and neither this Prospectus nor any Subscription Certificate shall constitute an offer to sell or a solicitation of an offer to purchase any shares of Common Stock, in any jurisdiction in which such transactions would be unlawful.

  If the Rights Offering is not completed, the Subscription Agent will return the Subscription Price paid by investors as soon as practicable thereafter. See "The Rights Offering--Conditions to Sale of Shares" and "Risk Factors-- Risk of Termination of the Rights Offering Under Certain Circumstances." The maximum number of shares which may be issued in the Rights Offering is ., representing approximately .% of the shares of Common Stock that would be outstanding after the Rights Offering.

  The Common Stock has been approved for listing on the NYSE, under the symbol "MMH", subject to official notice of issuance. No listing has been applied for with respect to the Rights. Prior to the Spin-Off, there will be no established trading market for the Common Stock and there can be no assurance that after the Spin-Off any such trading market will develop.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF SO GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE SALE OF ANY SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF MERISTAR HOTELS SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

  Following the Spin-off, MeriStar Hotels will be subject to the informational requirements of the Exchange Act, and in accordance therewith will file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Copies of such reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. MeriStar Hotels will file information electronically with the Commission, and the Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web Site on the Internet is http://www.sec.gov. In addition, the Company expects to apply to list the Common Stock on the NYSE. If the Common Stock is so listed, MeriStar Hotels will file reports, proxy and information statements and other information with the NYSE. These documents may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  MeriStar Hotels has filed with the Commission a registration statement on Form S-1 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act, relating to the Rights and the shares of Common Stock that will be issued to Rightholders upon exercise thereof in connection with the Rights Offering. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto filed by MeriStar Hotels with the Commission, certain portions of which are omitted in accordance with the rules and regulations of the Commission. Such additional information is available for inspection and copying at the offices of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

  The distribution of this Prospectus and the offering of the Rights and the shares of Common Stock in certain jurisdictions may be restricted by law. No action has been taken by MeriStar Hotels that would permit an offering of the Rights or such shares or the circulation or distribution of this Prospectus or any offering material in relation to the Company, the Rights or such shares in any country outside the United States where action for that purpose is required. Persons into whose possession this Prospectus comes are required by the Company to inform themselves about and to observe any such restrictions.

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements and the notes thereto appearing elsewhere in this Prospectus. Investors should carefully consider the information set forth under the heading "Risk Factors." Unless the context otherwise requires, references herein to "MeriStar Hotels" or the "Company" include MeriStar Hotels & Resorts, Inc. and its subsidiaries, including its subsidiary operating partnership, MeriStar H&R Operating Company, L.P., and, with respect to periods prior to the Spin-Off, the Merger and the consummation of transactions contemplated by the Lessee-Manager Acquisition Agreement (collectively, the "Formation Transactions"), the real estate leasing, management and related operations of CapStar. The historical combined financial information of the Company included herein relates to the real estate leasing, management and related operations of CapStar prior to the Formation Transactions and the pro forma combined financial information of the Company included herein reflects such historical combined financial information as adjusted for the assumption by the Company of rights and liabilities under hotel management contracts and operating leases of AGHI and AGH Leasing upon consummation of the Formation Transactions.

THE COMPANY.................
                              MeriStar Hotels & Resorts, Inc. ("MeriStar
                              Hotels" or the "Company") will be spun off (the "Spin-Off") by CapStar Hotel Company, a Delaware corporation ("CapStar"), to become the lessee, manager and operator of various hotel assets, including those currently owned, leased and managed by CapStar, and certain of its affiliates. CapStar intends to transfer or cause to be transferred certain assets and liabilities constituting the hotel management and leasing business currently operated by CapStar and its subsidiaries to MeriStar Hotels, a wholly owned subsidiary of CapStar. The Company will initially have two $50 million credit facilities, one through the REIT and the other through third-party lenders. CapStar intends initially to capitalize the Company with approximately $48 million of cash, including approximately $18 million of forgiveness of indebtedness and a $30 million draw on the Company's credit facilities. The Company intends to draw an additional $35 million from the credit facilities in connection with the consummation of the transactions contemplated by the Lessee-Manager Acquisition Agreement (as defined herein). The rate on the revolving credit facilities will not exceed 350 basis points over LIBOR. Immediately following the Spin-Off and the effective date of the Merger, the Company will acquire 100% of the partnership interests in the third-party lessee of most of the hotels owned by AGH and substantially all of the assets and certain liabilities of the third-party manager of most of the hotels owned by AGH, pursuant to an Acquisition Agreement, dated as of March 15, 1998 (the "Lessee-Manager Acquisition Agreement"). See "The Merger and the Spin-Off--The Lessee-Manager Acquisition Agreement." Pursuant to the purchase of AGHI and AGH Leasing, MeriStar Hotels will be the manager and operator of most of the hotels owned by American General Hospitality, a Maryland corporation operating as a real estate investment trust ("AGH"). Immediately following consummation of the Formation Transactions, the Company expects to be one of the largest independent hotel management companies in the United States based on rooms under management. The Company will be the successor-in-interest and will assume all of the rights and liabilities with respect to hotel management contracts and operating leases of CapStar, AGHI, and AGH Leasing. Pursuant to the Formation Transactions, the Company will lease and manage 201 hotels containing 42,476 rooms (the "Hotels"). Of the Hotels, MeriStar Hotels will (i) lease and manage 99 hotels owned by MeriStar Hospitality Corporation, a Maryland corporation operating as a real estate investment trust (the "REIT"), containing 25,854 rooms (the "REIT Owned Hotels"), (ii) lease 47 (of which they manage 36) hotels that are not REIT Owned Hotels containing 6,800 rooms, and (iii) manage an additional 55 hotels that are not REIT Owned Hotels containing 9,822 rooms. The Hotels are located throughout the United States and Canada including most major metropolitan areas and rapidly growing secondary cities. The Hotels include hotels operated under nationally recognized brand names such as Hilton(R), Sheraton(R), Westin(R), Marriott(R), Doubletree(R) and Embassy Suites(R). The Company's business strategy will be to renovate, reposition and operate each hotel according to a business plan specifically tailored to the characteristics of the hotel and its market. See "The Merger and the Spin-Off," "The Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Business."

THE SPIN-OFF................  CapStar intends to distribute on a share-for-
                              share basis to its stockholders of record as of the effective time of the Merger (the "Spin-Off Record Date") all of the outstanding Common Stock, par value $0.01 per share, of MeriStar Hotels (the "Common Stock"). The Spin-Off will provide the stockholders of CapStar as of the Spin-Off Record Date with the opportunity to participate in the benefits of both ownership of real estate through the REIT, and the leasing and management operations (including the ownership of certain non-real estate assets) of MeriStar Hotels.

THE MERGER..................  Pursuant to the Agreement and Plan of Merger
                              dated as of March 15, 1998 (the "Merger
                              Agreement"), among AGH, American General
                              Hospitality Operating Partnership, L.P., a
                              Delaware limited partnership ("AGH Operating
                              Partnership"), CapStar, CapStar Management
                              Company, L.P., a Delaware limited partnership, ("CapStar Management"), and CapStar Management Company II, L.P., a Delaware limited partnership ("CapStar Management II"), CapStar intends to merge with and into AGH (the "Merger"), with the result that (a) AGH will be the surviving corporation operating under the name MeriStar Hospitality Corporation (the "REIT") and (b) each outstanding share of common stock, par value $0.01 per share of CapStar ("CapStar Common Stock"), will be converted into 1.0 share of common stock of the REIT, par value $0.01 per share ("REIT Common Stock") and each outstanding share of common stock, par value $0.01 per share of AGH ("AGH Common Stock"), will be converted into 0.8475 shares of REIT Common Stock. See "The Merger and the Spin-Off."

THE INTERCOMPANY AGREEMENT..  Pursuant to the Intercompany Agreement (the
                              "Intercompany Agreement") among MeriStar Hotels and its subsidiary operating partnership, MeriStar H&R Operating Company, L.P., a Delaware limited partnership that will be a manager and lessee of hotels and resorts ("Hotels OP" and, together with MeriStar Hotels, the "Hotel Parties"), on the one hand, and the REIT and its subsidiary operating partnership, MeriStar Hospitality Operating Partnership, L.P., a Delaware limited partnership which will own hotels, resorts and other real property (the "REIT Operating Partnership" and, together with the REIT, the "REIT Parties"), on the other hand, the Hotel Parties and the REIT Parties will provide each other with, among other things, reciprocal rights to participate in certain transactions entered into by such parties. In particular, subject to certain exceptions, the Hotel Parties will have a right of first refusal to become the lessee of any real property acquired by the REIT Parties if the REIT Parties determine that, consistent with the REIT's status as a real estate investment trust, the REIT Parties are required to enter into such a lease arrangement; provided that the Hotel Parties or an entity that the Hotel Parties control is qualified to be the lessee. Further, pursuant to the Intercompany Agreement, MeriStar Hotels has agreed, subject to certain exceptions, not to acquire or make (i) investments in real estate (which, for purposes of the Intercompany Agreement, include the provision of services related to real estate and investment in hotel properties, real estate mortgages, real estate derivatives or entities that invest in real estate assets) or (ii) any other investments that may be structured in a manner that qualifies under the federal income tax requirements applicable to a real estate investment trust, unless in either case it has notified the REIT of the acquisition or investment opportunity, in accordance with the terms of the Intercompany Agreement, and the REIT has determined not to pursue such acquisition or investment. In addition, the Hotel Parties intend to pursue additional opportunities with other hotel owners in the future. See "The Company--The Intercompany Agreement."

THE LESSEE-MANAGER
 ACQUISITION AGREEMENT......
                              Following the Spin-Off and the effective date of the Merger, the Company will acquire 100% of the partnership interests in AGH Leasing, the third-party lessee of most of the hotels owned by AGH, and substantially all of the assets and certain liabilities of AGHI, the third-party manager of most of the hotels owned by AGH, for $95 million pursuant to an Agreement, dated as of March 15, 1998 (the "Lessee-Manager Acquisition Agreement"), by and among Hotels OP, AGHI, AGHL GP, Inc., a Delaware corporation, the general partner of AGH Leasing, and the limited partners of AGH Leasing. Specifically, the Company will acquire (i) substantially all of the assets and certain liabilities of AGHI for a cash purchase price of $10 million; and (ii) 100% of the partnership interests in AGH Leasing for a purchase price of $85 million, consisting of approximately $73.8 million in cash and approximately $11.2 million in the form of partnership units of Hotels OP convertible into Common Stock ("Hotels OP Units"). Upon consummation of the transactions contemplated by the Lessee-Manager Acquisition Agreement, Hotels OP will become the lessee and manager of most of the AGH Owned Hotels that are currently leased and/or managed by AGH Leasing. The Lessee-Manager Acquisition Agreement further contemplates that the REIT and the Company will enter into new lease agreements with respect to all of the CapStar Owned Hotels and amend the lease agreements with respect to most of the AGH Owned Hotels. See "The Merger and the Spin-Off-- The Lessee-Manager Acquisition Agreement."

THE RIGHTS OFFERING.........  The distribution of the Rights by the Company and the sale of shares of Common Stock upon the exercise of the Rights are referred to herein as the "Rights Offering."

RIGHTS......................  Non-transferable rights (the "Rights") to subscribe for and purchase shares at the Subscription Price.

RECIPIENTS OF RIGHTS;
 RIGHTS RECEIVED............  MeriStar Hotels is distributing the Rights to holders of record of (a) the REIT Common Stock and/or (b) the units of limited partnership (the "REIT OP Units") of the REIT Operating Partnership (other than REIT OP Units held by the REIT or any of its subsidiaries) as of the Record Date defined below. Each holder of record of REIT Common Stock and/or REIT OP Units on the Record Date (a "Rightholder") will receive one-sixth of a Right for each share of REIT Common Stock and/or each REIT OP Unit so held.

RECORD DATE.................  The effective time of the Merger (the "Record
                              Date"), which will be publicly announced by the Company.

EXPIRATION DATE.............  The Rights will be exercisable at any time following 5:00 p.m., New York City time, on the last day of the Measurement Period until 5:00 p.m., New York City time, on the sixteenth calendar day immediately following the last day of the Measurement Period, or such later date as the Company may determine (the "Expiration Date"), unless the Rights Offering is earlier cancelled.

SUBSCRIPTION PRICE;
 MEASUREMENT PERIOD.........
                              An amount in cash per share of Common Stock equal to 95% of the average of the daily high and low prices of the Common Stock on the New York Stock Exchange Inc. ("NYSE") for the period (the "Measurement Period") of five consecutive trading days (a "Trading Day") on the Principal Market immediately following the third Trading Day after the date that the Common Stock opens for trading on the Principal Market (the "Subscription Price"). The Company will publicly announce the Subscription Price promptly following determination thereof.

SUBSCRIPTION PRIVILEGE......  Each whole Right will entitle the Rightholder
                              (but not a subsequent transferee of the REIT
                              Common Stock and/or REIT OP Units held
                              by such Rightholder on the Record Date) to purchase one share of Common Stock at the Subscription Price (the "Subscription Privilege"). See "The Rights Offering-- Subscription Privilege."

COMMON STOCK OUTSTANDING
 AFTER RIGHTS OFFERING......  A maximum of  .  shares. See "The Spin-Off and the Merger," "Capitalization," "Management," and "Security Ownership of Certain Beneficial Owners and Management."

TRANSFERABILITY OF RIGHTS...  The Rights are non-transferable. In the event that Rightholders transfer the REIT Common Stock and/or REIT OP Units owned by them as of the Record Date, they will remain the owners of Rights issued in respect of such shares of REIT Common Stock or such REIT OP Units.

PROCEDURE FOR EXERCISING      The Subscription Privilege may be exercised by
 RIGHTS.....................  properly completing the subscription certificate evidencing the Rights (a "Subscription
                              Certificate") and forwarding such Subscription
                              Certificate (or following the Guaranteed Delivery
                              Procedures (as described in "The Rights
                              Offering--Exercise of Rights")), with payment of the Subscription Price for each share subscribed for pursuant to the Subscription Privilege, to the Subscription Agent on or prior to the Expiration Date. If the mail is used to forward
                              Subscription Certificates, it is recommended that insured registered mail be used. Once a Rightholder has exercised the Subscription
                              Privilege, such exercise may not be revoked. See
                              "The Rights Offering--Exercise of Rights."

PROCEDURE FOR EXERCISING
 RIGHTS BY FOREIGN            Subscription Certificates will not be mailed to
 STOCKHOLDERS...............  Rightholders whose addresses are outside the
                              United States or who have an APO or FPO address, but will be held by the Subscription Agent for their account. To exercise the Rights represented thereby, such Rightholders must notify the Subscription Agent by completing an International
                              Holder Subscription Form, which will be delivered to such Rightholders in lieu of a Subscription
                              Certificate, and sending it by mail or telecopy to the Subscription Agent. Rightholders located in the United Kingdom will not initially be provided with an International Holder
                              Subscription Form and, if they are interested in participating in the Rights Offering, should contact European Agent/broker-dealer, facsimile number . , attention: . . International Holder
                              Subscription Forms must be returned to the Subscription Agent on or prior to 11:00 a.m., New
                              York City time, on the date that is four Trading
                              Days prior to the Expiration Date. Certain restrictions applicable to the exercise and sale of Rights by persons located outside of the United States are set forth elsewhere in this Prospectus. See "The Rights Offering--Foreign and
                              Certain Other Stockholders."

PERSONS HOLDING SHARES OR
 WISHING TO EXERCISE RIGHTS   Rightholders holding or receiving the Rights
 THROUGH OTHERS.............  through a broker, dealer, commercial bank, trust company or other nominee, as well as Rightholders who would prefer to have such institutions effect transactions relating to the Rights on their behalf, should contact the appropriate institution or nominee and request it to effect the transactions for them. Such Rightholders should be aware that brokers or other nominee holders may establish deadlines for receiving instructions from beneficial holders significantly in advance of the Expiration Date.
                              See "The Rights Offering--Exercise of Rights."

ISSUANCE OF COMMON STOCK....  Certificates representing shares of Common Stock purchased pursuant to the exercise of Rights will be delivered to subscribers as soon as practicable following the fourth business day after the Expiration Date. The issuance of shares pursuant to the exercise of Rights is conditioned upon the consummation of the Formation Transactions prior to the closing of the Rights Offering. Although fractional Rights will be issued to Rightholders, the Company reserves the right, in its sole discretion, to pay cash in lieu of fractional shares of Common Stock that would otherwise be issued or issuable in respect of fractional Rights exercised by Rightholders, based on a value per whole share of Common Stock equal to the closing price of the Common Stock on the Principal Market on the Expiration Date. Any such cash payment will be made to the applicable Rightholder at the same time that shares of Common stock are issued in respect of whole rights exercised by Rightholders. Fractional Rights can only be exercised concurrently with the exercise of whole Rights. The Company intends to pay cash in lieu of all such fractional shares of Common Stock. The Company also reserves the right, at its sole option, to cancel the Rights Offering if the Subscription Price is less than
                               . . See "The Spin-Off and the Merger," "The
                              Rights Offering--Conditions to the Sale of Shares."

USE OF PROCEEDS.............  MeriStar Hotels will use the proceeds of the
                              Rights Offering to repay existing indebtedness and for general corporate purposes. See "Use of Proceeds."

SUBSCRIPTION AGENT..........  Continental Stock Transfer & Trust Company.

MARKET FOR COMMON STOCK;
 PROPOSED TRADING SYMBOL....
                              The Common Stock has been approved for listing on the NYSE, under the symbol "MMH", subject to official notice of issuance. No listing has been applied for with respect to the Rights.

RISK FACTORS................  The purchase of the Common Stock involves certain risks. See "Risk Factors."

POTENTIAL ANTI-TAKEOVER
 EFFECT OF CERTAIN
 PROVISIONS OF DELAWARE LAW
 AND OF THE MERISTAR HOTELS
 CHARTER AND BY-LAWS........

                              Certain provisions of Delaware General
                              Corporation Law ("DGCL") and of the Amended and Restated Certificate of Incorporation of MeriStar Hotels (the "Charter") and the By-Laws of MeriStar Hotels (the "By-laws") may have the effect of discouraging a third party from making an acquisition proposal for MeriStar Hotels and could delay, defer or prevent a transaction or a change in control of MeriStar Hotels under circumstances that could otherwise give the holders of Common Stock the opportunity to realize a premium over the then prevailing market prices of the Common Stock. See "Description of
                               Capital Stock" and "Certain Antitakeover
                              Provisions."

FEDERAL INCOME TAX            See "The Rights Offering--Federal Income Tax
 CONSEQUENCES...............  Consequences."

OWNERSHIP STRUCTURE

  The diagram set forth below illustrates the ownership structure of the Company after the Spin-Off and the Merger.




      [DIAGRAM OF OWNERSHIP STRUCTURE AFTER THE SPIN-OFF AND THE MERGER]

                                 RISK FACTORS

  Rightholders, in considering whether to exercise their Rights in the Rights Offering, should consider, in addition to the other information set forth in this Prospectus, the matters discussed in this section. Such matters address the risks of the Spin-Off, the risk arising from the relationship of MeriStar Hotels and the REIT and the risks relating to the business in which MeriStar Hotels is engaged. This Prospectus contains forward-looking statements which involve material risks and uncertainties. MeriStar Hotels' actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

IMPACT ON EXISTING SHAREHOLDERS

  The Rights entitle the Rightholders to purchase shares of Common Stock from the Company at a price below the prevailing average closing market price of the Common Stock during the Measurement Period. If any Rightholders exercise Rights, those Rightholders who do not exercise Rights will experience a decrease in their proportionate interests in the Company.

TERMINATION OF THE RIGHTS OFFERING UNDER CERTAIN CIRCUMSTANCES

  The issuance of shares of Common Stock pursuant to the exercise of the Rights is conditioned upon the consummation of the Spin-Off, the Merger and related transactions and the transactions contemplated by the Lessee--Manager Acquisition Agreement. The Company also reserves the right, at its sole option, to cancel the Rights offering if the Subscription Price is less than
 . . See "The Rights Offering--Conditions to the Sale of Shares."

MERISTAR HOTELS' DEPENDENCE UPON THE REIT; LIMITED RESOURCES FOR GROWTH THROUGH NEW OPPORTUNITIES

  Due to MeriStar Hotels' restricted corporate purpose and the Intercompany Agreement, MeriStar Hotels will rely on the REIT to provide MeriStar Hotels with opportunities described in the Intercompany Agreement only if it is necessary for the REIT, consistent with its status as a real estate investment trust, to enter into a master lease arrangement and only if MeriStar Hotels and the REIT negotiate a mutually satisfactory master lease arrangement. If the REIT in the future should fail to qualify as a real estate investment trust, such failure could have a substantial adverse effect on those aspects of MeriStar Hotels' business operations and business opportunities that are dependent upon the REIT. For example, the Intercompany Agreement remains effective even if the REIT ceases to qualify as a real estate investment trust, with MeriStar Hotels' rights relating to lessee opportunities under the Intercompany Agreement continuing to be based on the REIT's need to create a master lease structure due to its status as a real estate investment trust. Accordingly, if the REIT failed to qualify as a real estate investment trust and thereafter acquired a property, the REIT would have the right under the Intercompany Agreement to lease the property to any person or entity pursuant to any type of lease (including a master lease arrangement) or to operate the property itself. MeriStar Hotels, however, would remain subject to all of the limitations on its operations contained in the Charter and the Intercompany Agreement. In addition, although it is anticipated that any master lease arrangement involving MeriStar Hotels generally will provide that MeriStar Hotels' rights will continue following a sale of the property or an assignment of the lease (with the likelihood of a sale or assignment of lease possibly increasing if the REIT fails to qualify as a real estate investment trust), MeriStar Hotels could lose its rights under any such master lease arrangement upon the expiration of the lease. If MeriStar Hotels and the REIT do not negotiate a mutually satisfactory lease arrangement within 30 days after the REIT provides MeriStar Hotels with written notice of the lessee opportunity (or such longer period to which MeriStar Hotels and the REIT may agree), the REIT may offer the opportunity to others for a period of one year before it must again offer the opportunity to MeriStar Hotels.

LACK OF DIVIDENDS

  The Company anticipates that for the foreseeable future the Company's earnings, if any, will be retained for use in the operation of the business and that no cash dividends will be paid on the Common Stock.

Declaration of dividends on the Common Stock will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. See "Dividend Policy."

INITIAL CAPITALIZATION; LIMITED FINANCIAL RESOURCES

  CapStar will initially have two $50 million credit facilities, one through the REIT and the other through third-party lenders. CapStar intends initially to capitalize the Company with approximately $48 million of cash, including approximately $18 million of forgiveness of indebtedness and a $30 million draw on the Company's $100 credit facilities. In addition, in connection with the consummation of the transactions contemplated by the Lessee--Manager Acquisition Agreement, the Company intends to draw an additional $35 million from the revolving credit facilities. The rate on the revolving credit facilities will not exceed 350 basis points over LIBOR. There can be no assurance that the Company will be able to satisfy its obligations under, or to pay amounts due under, such revolving credit facility.

RISK OF IRS RECHARACTERIZATION OF THE RIGHTS OFFERING

  Although MeriStar Hotels, CapStar, AGH, the REIT and the REIT Operating Partnership intend to take the position that the federal income tax treatment of the issuance of Rights to CapStar stockholders, AGH stockholders and holders of REIT OP Units is as described in "Federal Income Tax Consequences," it is possible that the Internal Revenue Service ("IRS") might attempt to recharacterize the Rights Offering. For example, in the case of CapStar and AGH stockholders, it is possible that the IRS could treat the Rights as a distribution of property by CapStar and AGH to their stockholders subject to the rules governing dividend distributions, rather than as boot received by such stockholders in the Merger. It is also possible that, in the case of holders of REIT OP Units, the IRS could view the REIT Operating Partnership, and not MeriStar Hotels, as the distributor of the Rights.

  If the distribution of the Rights to holders of AGH and CapStar Common Stock were treated as a distribution of property by AGH and CapStar to its stockholders, an amount equal to the fair market value of the Rights on the date of distribution would be treated as a dividend to holders of AGH and CapStar Common Stock to the extent of the current and accumulated earnings and profits of AGH, in the case of AGH stockholders, or CapStar, in the case of CapStar stockholders, on such date, including earnings and profits resulting from the distribution of the Rights. Any amount in excess of the earnings and profits of AGH, in the case of AGH stockholders, or CapStar, in the case of CapStar stockholders, would be treated first as a tax-free return of capital, reducing the stockholder's tax basis in its AGH or CapStar Common Stock, and any amount in excess of tax basis would be taxable as gain from sale or exchange of such stockholder's shares of AGH or CapStar Common Stock. Such gain would be capital gain if such stockholder's shares of AGH or CapStar Common Stock were held as a capital asset on the date of distribution.

  If the distribution of the Rights to holders of REIT OP Units were treated as a distribution by the REIT Operating Partnership, it would be treated as a distribution by a partnership of marketable securities so that such unit-holder would have to recognize capital gain to the extent that the fair market value of the Rights as of the date of distribution exceeds such holder's basis in such Units. Under such a view, holders of REIT OP Units would take a basis in the Rights equal to the fair market value of the Rights as of the date of distribution.

  See "The Rights Offering--Federal Income Tax Consequences" for a description of the potential recharacterization.

ADVERSE EFFECTS RESULTING FROM THE MERGER TRANSACTIONS

 INTEGRATION RISKS

  To operate successfully following the Spin-Off and related transactions, MeriStar Hotels must be able to successfully integrate all of the operations of AGHI and AGH Leasing with and into the management and operating businesses of CapStar, and the REIT must be able to successfully integrate operations for the hotels owned by CapStar (the "CapStar Owned Hotels") and those owned by AGH (the "AGH Owned Hotels"). The consolidation of functions and integration of departments, systems and procedures and the spin-off of MeriStar Hotels to manage the hotels owned by the REIT (the "REIT Owned Hotels") will present a significant management challenge, and the failure to integrate all of such hotels into MeriStar Hotels' management and operating structures could have a material adverse effect on the results of operations and financial condition of MeriStar Hotels. There can be no assurance that such integration will be successfully and timely implemented.

 FAILURE TO TRANSFER OPERATING LICENSES

  In connection with the Merger, certain operating licenses, such as food and beverage licenses, are to be transferred to MeriStar Hotels. It may not be possible to transfer such licenses, or to obtain new licenses in a timely manner in the event such licenses cannot be transferred. Although hotels can provide alcoholic beverages under interim licenses or licenses held by the hotel's previous owner, there can be no assurance that these licenses will remain in effect until MeriStar Hotels obtains new licenses or that new licenses will be obtained. The failure to have alcoholic beverage licenses or other operating licenses could adversely affect the results of operations of MeriStar Hotels.

CONFLICT OF INTEREST IN RELATIONSHIP BETWEEN THE REIT AND MERISTAR HOTELS.

 GENERAL CONFLICTS OF INTEREST

  MeriStar Hotels and the REIT will have several common members of their Boards of Directors and several common senior executives, including their two top executives. MeriStar Hotels and the REIT will operate in a relationship governed by the Intercompany Agreement which restricts each party from taking advantage of certain business opportunities without first presenting those opportunities to the other party. Also, in their relationship with MeriStar Hotels as lessee and manager of hotels and the REIT as owner of hotels, MeriStar Hotels and the REIT may have conflicting views on the manner in which the hotels are operated and managed, and with respect to lease arrangements, acquisitions and dispositions. As a result, the directors and senior executives of MeriStar Hotels (who serve in similar capacities at the REIT) may well be presented with several decisions which provide them the opportunity to benefit the REIT to the detriment of MeriStar Hotels or benefit MeriStar Hotels to the detriment of the REIT. Such inherent potential conflicts of interest will be present in all of the numerous transactions between MeriStar Hotels and the REIT.

  See "The Company--The Intercompany Agreement" for a description of the relationship between MeriStar Hotels and the REIT and the Intercompany Agreement.

 RESTRICTIONS ON MERISTAR HOTELS' AND THE REIT'S BUSINESS AND FUTURE
OPPORTUNITIES

  The Charter provides that for so long as the Intercompany Agreement is in effect, MeriStar Hotels is prohibited from engaging in activities or making investments that a real estate investment trust could make unless the REIT was first given the opportunity but elected not to pursue such activities or investments. Under the Charter and the Intercompany Agreement, MeriStar Hotels has agreed not to acquire or make (i) investments in real estate (which, for purposes of the Intercompany Agreement, include the provision of services related to real estate and investment in hotel properties, real estate mortgages, real estate derivatives or entities that invest in real estate assets) or (ii) any other investments that may be structured in a manner that qualifies under the federal income tax requirements applicable to a real estate investment trust, unless in either case it has notified the REIT of the acquisition or investment opportunity, in accordance with the terms of the Intercompany Agreement, and the REIT has determined not to pursue such acquisition or investment; provided, however, that MeriStar Hotels may make limited minority investments or contributions as part of a lease arrangement with a party that is not an affiliate of MeriStar Hotels in a bona fide arms-length transaction; provided further, that such investment or contribution does not materially impact MeriStar Hotels' financial and legal qualifications to lease and manage additional real estate investment trust properties. See "The Company--The Intercompany Agreement." MeriStar Hotels also has agreed to assist the REIT in structuring and consummating any such acquisition or investment which the REIT elects to pursue, on terms determined by the REIT. On the other hand, the Intercompany Agreement grants MeriStar Hotels the right of first refusal to become the lessee of any real property acquired by the REIT as to which the REIT determines that, consistent with the REIT's status as a real estate investment trust, it is required to enter into a master lease arrangement. This lessee opportunity will be available to MeriStar Hotels only if the REIT determines, in its sole discretion, that MeriStar Hotels is qualified to be the lessee. Because of the provisions of the Intercompany Agreement and the Charter, the nature of MeriStar Hotels' business and the opportunities it may pursue are restricted.

 CONFLICTS RELATING TO SALE OF HOTELS SUBJECT TO LEASES

  The REIT generally will be obligated under its master leases with MeriStar Hotels to pay a lease termination fee to MeriStar Hotels if the REIT elects to sell a hotel or if it elects not to restore a hotel after a casualty and does not replace it with another hotel on terms that would create a leasehold interest in such hotel with a fair market value equal to MeriStar Hotels' remaining leasehold interest under the lease to be terminated. Where applicable, the termination fee is equal to the fair market value of MeriStar Hotels' leasehold interest in the remaining term of the lease to be terminated. A decision to sell a hotel may, therefore, have significantly different consequences for MeriStar Hotels and the REIT.

 NO ARM'S LENGTH BARGAINING

  The terms of the Intercompany Agreement, the agreement pursuant to which (i) the REIT and the Company will provide to each other a right of first opportunity with respect to certain investment opportunities available to each of them, (ii) the Company will provide certain corporate and other general services to the REIT and (iii) the REIT and the Company agree to cooperate and coordinate with each other with regard to certain matters, was not negotiated on an arm's length basis. Because Messrs. Whetsell, Jorns, Worms and Doctoroff will be directors of both the REIT and the Company and Messrs. Whetsell and Jorns will be executive officers of both the REIT and the Company, there is a potential conflict of interest with respect to the enforcement and termination of the Intercompany Agreement to benefit the REIT to the detriment of the Company or benefit of the Company to the detriment of the REIT. Because of these conflicts, Messrs. Whetsell, Jorns, Worms and Doctoroff may have conflicts of interest with respect to their decisions relating to the enforcement of the Intercompany Agreement.

 TAX RISKS IN RELATIONSHIP BETWEEN THE REIT AND MERISTAR HOTELS

  A real estate investment trust generally is not subject to federal corporate income taxes on that portion of its income distributed currently to stockholders. Section 269B(a)(3) of the Internal Revenue Code of 1986, as amended (the "Code") provides that if the shares of a real estate investment trust are stapled with the shares of any other entity, then the real estate investment trust and such other entity shall be treated as one entity for purposes of determining whether the real estate investment trust qualifies as a real estate investment trust for federal income tax purposes. If Section 269B(a)(3) of the Code applied to the Company and the REIT, the REIT would not qualify as a real estate investment trust under the Code. MeriStar Hotels and the REIT are not stapled entities because the Common Stock will be issued independently of the shares of the REIT and will be traded separately as well. However, because at least initially some employees and members of management of the Company and the REIT will be the same, it is possible that the Internal Revenue Service could seek to assert that the Company should be treated as an agent of the REIT or that the Company and the REIT should be treated as one entity for federal income tax purposes. If such assertion were successful, the REIT would not qualify as a real estate investment trust under the Code.

  AGH and CapStar will receive an opinion of counsel in connection with the Merger providing in part that the Company and the REIT will not be treated as stapled entities under Section 269B(a)(3) of the Code and that, based upon the intended operations of each entity and certain other factors and upon representations made by certain persons who will be members of management of the Company and the REIT, the separate corporate identities of MeriStar Hotels and the REIT will be respected and the Company will not be treated as an agent of the REIT for federal income tax purposes.

ADVERSE EFFECTS RELATING TO THE LODGING INDUSTRY

 OPERATING RISKS

  Various factors could adversely affect the ability of MeriStar Hotels to generate revenues and make lease payments to the REIT. MeriStar Hotels' business will be subject to all of the operating risks inherent in the lodging industry. These risks include the following: (i) changes in general and local economic conditions; (ii) cyclical overbuilding in the lodging industry; (iii) varying levels of demand for rooms and related services; (iv) competition from other hotels, motels and recreational properties, some of which may have greater marketing and financial resources than the REIT or MeriStar Hotels;
(v) dependence on business and commercial travelers and tourism, which business may fluctuate and be seasonal; (vi) the recurring need for renovations, refurbishment and improvements of hotel properties; (vii) changes in governmental regulations that influence or determine wages, prices and construction and maintenance costs; and (viii) changes in interest rates and the availability of credit. Demographic, geographic or other changes in one or more of MeriStar Hotels' markets could impact the convenience or desirability of the sites of certain hotels, which would in turn affect the operations of those hotels. In addition, due to the level of fixed costs required to operate full-service hotels, certain significant expenditures necessary for the operation of hotels generally cannot be reduced when circumstances cause a reduction in revenue.

 SEASONALITY

  The lodging industry is seasonal in nature. Generally, hotel revenues are greater in the second and third quarters than in the first and fourth quarters although this may not be true for hotels in major tourist destinations. Revenues for hotels in tourist areas generally are substantially greater during tourist season than other times of the year. Seasonal variations in revenue at the hotels MeriStar Hotels manages can be expected to cause quarterly fluctuations in the revenues of MeriStar Hotels. Quarterly earnings also may be adversely affected by events beyond MeriStar Hotels' control, such as extreme weather conditions, economic factors and other considerations affecting travel.

 FRANCHISE AGREEMENTS

  Upon completion of the Merger, 93 of the REIT Owned Hotels will be operated pursuant to existing franchise or license agreements with nationally recognized hotel companies (the "Franchise Agreements"). The Franchise Agreements generally contain specific standards for, and restrictions and limitations on, the operation and maintenance of a hotel in order to maintain uniformity within the franchisor system. Those limitations may conflict with the REIT's and MeriStar Hotels' philosophy of creating specific business plans tailored to each hotel and to each market. Such standards are often subject to change over time, in some cases at the discretion of the franchisor, and may restrict a franchisee's ability to make improvements or modifications to a hotel without the consent of the franchisor. In addition, compliance with such standards could require a franchisee to incur significant expenses or capital expenditures. Action or inaction on the part of any of the REIT, MeriStar Hotels or third-party operators could result in a breach of such standards or other terms and conditions of the franchise agreements and could result in the loss or cancellation of a franchise license.

  In connection with terminating or changing the franchise affiliation of a REIT Owned Hotel or a subsequently acquired hotel, MeriStar Hotels or the REIT may be required to incur significant expenses or capital expenditures. Moreover, the loss of a franchise license could have a material adverse effect upon the operations or the underlying value of the hotel covered by the franchise because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. The Franchise Agreements covering the hotels expire or terminate, without specified renewal rights, at various times and have differing remaining terms. As a condition to renewal, the Franchise Agreements frequently contemplate a renewal application process, which may require substantial capital improvements to be made to a hotel.

  Under certain of their existing Franchise Agreements, AGH and CapStar may be required to obtain the consent of the franchisors under such agreements to consummate the Merger and related transactions. There can be no assurance that such consents will be obtained.

 COMPETITION IN THE LODGING INDUSTRY

  The lodging industry is highly competitive. There is no single competitor or small number of competitors of the REIT and MeriStar Hotels that will be dominant in the industry. MeriStar Hotels will operate in areas that contain numerous competitors, some of which may have substantially greater resources than MeriStar Hotels and the ability to accept more risk than MeriStar Hotels will be able to manage. Competition in the lodging industry is based generally on location, room rates and range and quality of services and guest amenities offered. New or existing competitors could significantly lower rates or offer greater conveniences, services or amenities or significantly expand, improve or introduce new facilities in markets in which MeriStar Hotels will compete, thereby adversely affecting MeriStar Hotels' operations and the number of suitable business opportunities.

 COSTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

  Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to properly remediate such contaminated property, may adversely affect the owner's ability to sell or rent such real property or to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. The operation and removal of certain underground storage tanks are also regulated by federal and state laws. In connection with the ownership and operation of the hotels, the REIT could be held liable for the costs of remedial action with respect to such regulated substances and storage tanks and claims related thereto. Activities have been undertaken to close or remove storage tanks located on the property of several of the REIT Owned Hotels.

  All of the REIT Owned Hotels have undergone Phase I environmental site assessments ("Phase Is"), which generally provide a nonintrusive physical inspection and database search, but not soil or groundwater analyses, by a qualified independent environmental engineer, within the last 18 months. The purpose of a Phase I is to identify potential sources of contamination for which the REIT Owned Hotels may be responsible and to assess the status of environmental regulatory compliance. The Phase Is have not revealed and the Company is not aware of any environmental liability or compliance concerns that MeriStar Hotels believes would have a material adverse effect on MeriStar Hotels' results of operation or financial condition.

  In addition, the REIT Owned Hotels have been inspected to determine the presence of asbestos. Federal, state and local environmental laws, ordinances and regulations also require abatement or removal of certain asbestos-containing materials ("ACMs") and govern emissions of and exposure to asbestos fibers in the air. ACMs are present in various building materials such as sprayed-on ceiling treatments, roofing materials or floor tiles at some of the REIT Owned Hotels. Operations and maintenance programs for maintaining such ACMs have been or are in the process of being designed and implemented, or the ACMs have been scheduled to be or have been abated, at such hotels. However, there can be no assurance that this will be the case. Any liability resulting from non-compliance or other claims relating to environmental matters could have a material adverse effect on MeriStar Hotels' results of operations or financial condition.

 GOVERNMENTAL REGULATION

  A number of states regulate the licensing of hotels and restaurants, including liquor license grants, by requiring registration, disclosure statements and compliance with specific standards of conduct. MeriStar Hotels believes that it is substantially in compliance with these requirements or, in the case of liquor licenses, that it has or will promptly obtain the appropriate licenses. Managers of hotels are also subject to laws governing their relationship with hotel employees, including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with, or changes in, these laws could reduce the revenue and profitability of the REIT Owned Hotels and could otherwise adversely affect MeriStar Hotels' results of operations or financial condition.

  Under the Americans with Disabilities Act (the "ADA"), all public accommodations are required to meet certain requirements related to access and use by disabled persons. These requirements became effective in 1992. Although significant amounts have been and continue to be invested in ADA required upgrades to the REIT Owned Hotels, a determination that the REIT is not in compliance with the ADA could result in a judicial order requiring compliance, imposition of fines or an award of damages to private litigants. The REIT is likely to incur additional costs of complying with the ADA.

ADVERSE EFFECTS RELATING TO THE OPERATION OF REAL ESTATE

  Upon consummation of the Formation Transactions, MeriStar Hotels will continue the hotel management businesses as previously undertaken separately by AGHI, AGH Leasing and CapStar. MeriStar Hotels will lease the REIT Owned Hotels pursuant to the Participating Leases. The REIT will have the right to terminate a Participating Lease upon the sale of a hotel to a third party or if MeriStar Hotels fails to meet certain performance criteria. The underlying value of MeriStar Hotels' operations and income will be dependent upon the its ability to operate the hotels in a manner sufficient to maintain or increase revenues and to generate sufficient revenue in excess of operating expenses to make lease payments to the REIT. Many of these risks are beyond the control of MeriStar Hotels and the effects of these risks are likely to be more pronounced than if MeriStar Hotels had diversified operations.

PAPER CLIP STRUCTURE RISKS

  The Intercompany Agreement between the REIT and the Company has been structured to provide the two companies with mutually beneficial rights and obligations so that investors in both companies may enjoy the economic benefit of the entire enterprise. This is known as the "paper-clip" REIT structure. However, because of the independent trading of the REIT and the Company, stockholders in each company may develop divergent interests which could lead to conflicts of interest. This divergence of interests could also lead the two companies in separate directions which could lead to conflicts of interest.

DEPENDENCE ON KEY PERSONNEL

  Upon consummation of the Merger, MeriStar Hotels will place substantial reliance on the lodging industry knowledge and experience and the continued services of both AGH and CapStar senior management, led by Messrs. Whetsell, Jorns and McCaslin. MeriStar Hotels' future success and its ability to manage future growth depend in large part upon the efforts of these persons and on MeriStar Hotel's ability to attract and retain other highly qualified personnel. Competition for such personnel is intense, and there can be no assurance that MeriStar Hotels will be successful in attracting and retaining such personnel. MeriStar Hotels' inability to attract and retain other highly qualified personnel may adversely affect its results of operations and financial condition. MeriStar Hotels will have employment agreements with Messrs. Whetsell and Jorns for terms of five years, and with Mr. McCaslin for a term of three years, in each case with automatic renewals on a year-to-year bases thereafter. See "Executive Officers-Employment Agreements." While certain of such contracts will contain non-compete clauses, such clauses may not be enforceable in certain jurisdictions.

ADVERSE EFFECTS ON MARKET PRICE OF COMMON STOCK ARISING FROM SHARES AVAILABLE FOR FUTURE SALE

  No prediction can be made as to the effect, if any, that any future sales of shares, or the availability of shares for future sale, will have on the market prices for Common Stock following the Spin-Off. Sales of substantial amounts of Common Stock (including Common Stock issued in connection with the Rights, outstanding stock options or the exchange or sale of units of limited partner interest in Hotels OP) or the perception that such sales could occur could adversely affect the then-prevailing market price for Common Stock. With the exception of the Common Stock issued to affiliates of MeriStar Hotels in connection with the Spin-Off and the Rights Offering, all of the Common Stock to be issued in connection with the Spin-Off and the Rights Offering will be freely transferable.

ABSENCE OF A PUBLIC MARKET FOR COMMON STOCK

  There is currently no public market for the Common Stock. The Common Stock has been approved for listing on the NYSE, under the symbol "MMH", subject to official notice of issuance. There can be no assurance as to the prices at which trading in Common Stock will occur after the Spin-Off or that an active trading market in the Common Stock will develop or be sustained in the future. In the event no active trading market develops for the Common Stock, holders of shares of Common Stock may not be able to sell their shares promptly at a reasonable price. Accordingly, Rightholders and holders of Common Stock should consider the Common Stock a long-term investment.

  The prices at which the Common Stock trades will be determined by the marketplace and may be influenced by many factors, including, among others, MeriStar Hotels' and the REIT's performance and prospects, the depth and liquidity of the market for the Common Stock, investor perception of MeriStar Hotels and of the hotel industry in which MeriStar Hotels operate, economic conditions in general, MeriStar Hotels' dividend policy, and general financial and other market conditions. Such volatility and other factors may materially adversely affect the market price of the Common Stock.

REDISTRIBUTION OF MERISTAR HOTELS COMMON STOCK

  Trading in shares of OpCo will likely be characterized by a period of redistribution among the MeriStar shareholders who receive such shares in the Spin-Off (especially in light of the taxable nature of the Spin-Off) which may temporarily depress the market price of such shares during such period.

POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF DELAWARE LAW AND OF THE CHARTER AND BY-LAWS

  Certain provisions of Delaware law and of the Charter and By-Laws may have the effect of discouraging a third party from making an acquisition proposal for MeriStar Hotels and could delay, defer or prevent a transaction or a change in control of MeriStar Hotels under circumstances that could otherwise give the holders of Common Stock the opportunity to realize a premium over the then prevailing market prices of the Common Stock. Certain provisions of the Charter and By-laws, as each will be in effect as of the Rights Offering, and of the DGCL, have the effect of making more difficult an acquisition of control of the Company in a transaction not approved by the Board of Directors. These provisions include (i) a provision for a classified Board, with only approximately one-third of the Board to be elected in any year, to serve for three-year terms, (ii) a requirement that directors be removed only for cause upon the affirmative vote of holders of at least 66 2/3% of the total voting power, (iii) a requirement that actions of stockholders be taken at a meeting of stockholders, rather than by written consent, (iv) a prohibition on the stockholders' ability to call a special meeting, (v) an advance notice requirement for stockholders to make nominations of candidates for directors or to bring other business before an annual meeting of stockholders, and (vi) a requirement that certain amendments to the Charter be approved by the affirmative vote of 66 2/3% of total voting power. See "Description of Capital Stock" and "Certain Antitakeover Provisions."

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

  The following table sets forth selected historical and pro forma financial information for the Company. The historical balance sheet data of the Company as of March 31, 1998 and 1997 and December 31, 1997 and 1996 and the historical operating results and other financial data for the three months ended March 31, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995, have been derived from the combined financial statements of the Company which are included elsewhere in this Prospectus. The historical balance sheet data as of December 31, 1995, 1994 and 1993 and the historical operating results and other financial data for the years ended December 31, 1994 and 1993 have been derived from financial statements of the Company which are not required to be included in this Prospectus. The following historical information should be read in conjunction with the combined financial statements and notes thereto of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

  The pro forma balance sheet data of the Company as of March 31, 1998 has been prepared assuming that the Formation Transactions had been consummated on such date. The pro forma operating results and other financial data have been prepared assuming that the Formation Transactions had been consummated at the beginning of the periods presented. The following pro forma information should be read in conjunction with MeriStar Hotels Unaudited Pro Forma Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                            THREE MONTHS ENDED MARCH 31,                 YEAR ENDED DECEMBER 31,
                         ----------------------------------- ----------------------------------------------------
                          PRO FORMA                          PRO  FORMA
                            1998        1998        1997        1997
                         (UNAUDITED) (UNAUDITED) (UNAUDITED) (UNAUDITED)  1997     1996     1995    1994    1993
                         ----------- ----------- ----------- ----------- -------  -------  ------  ------  ------
                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING RESULTS:
Revenue:
 Rooms..................  $176,474     $23,404     $   --     $674,197   $ 9,880  $   --   $  --   $  --   $  --
 Food, beverage and
  other.................    68,017       2,576         --      264,440     1,871      --      --      --      --
 Management services
  and other revenues....     2,085       4,150       1,139      10,510    12,088    7,050   5,354   4,418   4,234
                          --------     -------     -------    --------   -------  -------  ------  ------  ------
   Total revenues.......   246,576      30,130       1,139     949,147    23,839    7,050   5,354   4,418   4,234
                          --------     -------     -------    --------   -------  -------  ------  ------  ------
Operating expenses:
Departmental expenses:
 Rooms..................    41,232       5,124         --      165,633     2,533      --      --      --      --
 Food, beverage and
  other ................    49,451       1,493         --      195,555     1,170      --      --      --      --
Undistributed operating
 expenses:
 Administrative and
  general...............    43,794       6,963       2,202     159,909    10,473    6,140   4,745   4,508   4,065
 Participating lease
  expense...............    85,592      10,655         --      297,201     4,135      --      --      --      --
 Property operating
  costs.................    29,962       4,142         --      114,699     1,917      --      --      --      --
 Depreciation and
  amortization..........     1,224         421          96       4,690       636      349      84      23      14
                          --------     -------     -------    --------   -------  -------  ------  ------  ------
 Total operating
  expenses..............   251,255      28,798       2,298     937,687    20,864    6,489   4,829   4,531   4,079
                          --------     -------     -------    --------   -------  -------  ------  ------  ------
Net operating income
 (loss).................    (4,679)      1,332      (1,159)     11,460     2,975      561     525    (113)    155
Equity in earnings
 (loss) of affiliates...       --         (521)        --           46        46      --      --      --      --
Interest expense, net...     2,006          18          14       5,297        56      123      44     --      --
Minority interest.......    (1,074)         35         --        1,047       103      --      --      --      --
Income tax provision
 (benefit)..............    (2,244)        --          --        2,065       --       --      --      --      --
                          --------     -------     -------    --------   -------  -------  ------  ------  ------
   Net income (loss)....  $ (3,367)    $   758     $(1,173)   $  3,097   $ 2,862  $   438  $  481  $ (113) $  155
                          ========     =======     =======    ========   =======  =======  ======  ======  ======
Basic and diluted net
 income (loss) per
 common share...........  $  (0.14)    $   --      $   --     $   0.12   $   --   $   --   $  --   $  --   $  --
BALANCE SHEET DATA:
Total assets ...........  $198,879     $84,719     $25,415    $    --    $84,419  $24,366  $2,881  $1,232  $1,458
Debt....................    65,776         776         800         --        981      885     950     --      --
OTHER FINANCIAL DATA:
EBITDA (A)..............    (3,455)      1,753      (1,063)     16,150     3,611      910     609     (90)    169
Net cash provided by
 (used in) operating
 activities.............    (1,583)      2,760         682       9,697     4,465    1,226     208      66    (101)
Net cash used in
 investing activities...   (84,125)       (326)       (902)    (90,300)   (6,501)  (1,826)    (61)    (41)    (24)
Net cash provided by
 (used in) financing
 activities.............    64,795        (205)        (85)     69,208     4,208      699      59     --      244

--------
(A) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. Management believes that EBITDA is a useful measure of operating performance because (i) it is industry practice to evaluate hotel companies based on operating income before interest, depreciation and amortization and minority interests, which is generally equivalent to EBITDA, and (ii) EBITDA is unaffected by the debt and equity structure of the entity. EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles ("GAAP"), is not necessarily indicative of cash available to fund all cash flow needs, should not be considered as an alternative to net income under GAAP for purposes of evaluating the Company's results of operations and may not be comparable to other similarly titled measures used by other companies.

                            THREE MONTHS ENDED MARCH 31,            YEAR ENDED DECEMBER 31,
                         ----------------------------------- --------------------------------------
                          PRO FORMA                           PRO FORMA
                            1998        1998        1997        1997
                         (UNAUDITED) (UNAUDITED) (UNAUDITED) (UNAUDITED) 1997  1996 1995 1994  1993
                         ----------- ----------- ----------- ----------- ----- ---- ---- ----  ----
EBITDA CALCULATION
Net operating income
 (loss).................   (4,679)      1,332      (1,159)     11,460    2,975 561  525  (113) 155
Add:
Depreciation and
 amortization...........    1,224         421          96       4,690      636 349   84    23   14
                           ------       -----      ------      ------    ----- ---  ---  ----  ---
EBITDA..................   (3,455)      1,753      (1,063)     16,150    3,611 910  609   (90) 169

                   UNAUDITED PRO FORMA FINANCIAL STATEMENTS

  The Unaudited Pro Forma Balance Sheet of MeriStar Hotels as of March 31, 1998 is presented assuming the Formation Transactions had occurred on March 31, 1998.

  The Unaudited Pro Forma Statements of Operations of MeriStar Hotels for the three months ended March 31, 1998 and the year ended December 31, 1997 are presented assuming the Formation Transactions occurred at the beginning of 1997.

  In management's opinion, all material adjustments necessary to reflect the transactions are presented in the pro forma adjustments columns, which are further described in the notes to the MeriStar Hotels Unaudited Pro Forma Financial Statements. The MeriStar Hotels Unaudited Pro Forma Financial Statements are not necessarily indicative of what MeriStar Hotels' financial position or results of operations would have been if all the hotels were owned on such dates and if the Spin-Off and other related transactions occurred on such dates. Additionally, the pro forma information does not purport to project MeriStar Hotels' financial position or results of operations at any future date or for any future period. The MeriStar Hotels Unaudited Pro Forma Financial Statements should be read in conjunction with the financial statements and related notes thereto of MeriStar Hotels, AGH Leasing and AGHI which are included elsewhere in this Prospectus.

                                MERISTAR HOTELS

                       UNAUDITED PRO FORMA BALANCE SHEET
                                MARCH 31, 1998
                            (DOLLARS IN THOUSANDS)

                                                                            ACQUIRE
                                                                              AGH
                                          SPIN-    PARTICIPATING          LEASING AND
                          HISTORICAL (A) OFF (B)    LEASES (C)   SUBTOTAL  AGHI (D)   PRO FORMA
                          -------------- --------  ------------- -------- ----------- ---------
ASSETS
Cash and cash
 equivalents............     $28,602     $ 30,000     $   --     $ 58,602  $(48,799)  $  9,803
Prepaid expenses,
 deposits and other.....      17,498          --       37,959      55,457       --      55,457
Intangible and fixed
 assets, net............      38,619          --          --       38,619    95,000    133,619
                             -------     --------     -------    --------  --------   --------
  Total assets..........     $84,719     $ 30,000     $37,959    $152,678  $ 46,201   $198,879
                             =======     ========     =======    ========  ========   ========
LIABILITIES, MINORITY INTEREST AND
 OWNERS'/STOCKHOLDERS' EQUITY
Due to affiliate........     $18,372     $(18,372)    $   871    $    871  $    --    $    871
Other liabilities.......      20,069          --       37,088      57,157       --      57,157
Credit facilities.......         --        30,000         --       30,000    35,000     65,000
Capital leases and other
 debt...................         776          --          --          776       --         776
                             -------     --------     -------    --------  --------   --------
  Total liabilities.....      39,217       11,628      37,959      88,804    35,000    123,804
Minority interest.......       3,835          768         --        4,603    11,201     15,804
Common stock............         --           249         --          249       --         249
Additional paid-in
 capital................         --        59,022         --       59,022       --      59,022
Retained earnings.......         --           --          --          --        --         --
Owners' equity..........      41,667      (41,667)        --          --        --         --
                             -------     --------     -------    --------  --------   --------
  Owners'/Stockholders'
   equity...............      41,667       17,604         --       59,271       --      59,271
                             -------     --------     -------    --------  --------   --------
  Total liabilities,
   minority interest and
   owners'/stockholders'
   equity...............     $84,719     $ 30,000     $37,959    $152,678  $ 46,201   $198,879
                             =======     ========     =======    ========  ========   ========

--------
(A) Reflects the unaudited historical condensed combined balance sheet of the Company as of March 31, 1998.
(B) Reflects adjustments to capitalize MeriStar Hotels upon the Spin-Off for
    (i) $30,000 of cash drawn from MeriStar Hotels' credit facilities, and
    (ii) contributions of $18,372 to MeriStar Hotels shareholders ($17,604) and OP Unit holders ($768) by CapStar upon forgiveness of $18,372 due to CapStar.
(C) Reflects the transfer of net hotel operating assets from CapStar ($37,959 of operating assets and $37,088 of operating liabilities) in conjunction with the execution of the Participating Leases and the resulting due to affiliates of $871 for the amount by which operating assets transferred to MeriStar Hotels exceed operating liabilities assumed by MeriStar Hotels.

(D) Reflects the acquisitions of AGH Leasing and AGHI for $95,000. Based on preliminary estimates, the purchase price will be allocated $26,500 to intangible hotel leases acquired, to be amortized over 26 years (representing the average remaining initial lease terms plus the assumed exercise of three 5-year renewal options) and $68,500 to goodwill, to be amortized over 35 years. The transaction is to be financed with $48,799 in cash, an additional $35,000 drawn from MeriStar Hotels' credit facilities, and $11,201 in OP Units.

                                MERISTAR HOTELS

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 1998
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                  ACQUIRE AGH LEASING
                                                                                       AND AGHI
                                                                           ----------------------------------
                                        SPIN-OFF   PARTICIPATING              AGH                  OTHER
                        HISTORICAL(A) PRO FORMA(B)   LEASES(C)   SUBTOTAL  LEASING(D) AGHI(D)  ADJUSTMENTS(E) PRO FORMA
                        ------------- ------------ ------------- --------  ---------- -------  -------------- ---------
Revenue from hotel
 operations:
 Rooms................     $23,404       $ --         $84,254    $107,658   $68,816   $  --       $   --      $176,474
 Food and beverage....       1,357         --          33,632      34,989    20,493      --           --        55,482
 Other hotel revenue..       1,219         --           7,024       8,243     4,292      --           --        12,535
Hotel management,
 accounting and
 other................       4,150         --          (3,121)      1,029       --     2,815       (1,759)       2,085
                           -------       -----        -------    --------   -------   ------      -------     --------
 Total revenue........      30,130         --         121,789     151,919    93,601    2,815       (1,759)     246,576
Hotel operating
 expense by
 department:
 Rooms................       5,124         --          21,130      26,254    14,978      --           --        41,232
 Food and beverage....         995         --          27,154      28,149    14,931      --           --        43,080
 Other operating
  departments.........         498         --           3,819       4,317     2,054      --           --         6,371
Undistributed
 operating expenses:
 Administrative and
  general.............       6,963         --          20,775      27,738    14,203    2,430         (577)      43,794
 Property operating
  costs...............       4,142         --          15,778      19,920    12,112      --        (2,070)      29,962
 Lease expense........      10,655         --          41,174      51,829    33,763      --           --        85,592
 Depreciation and
  amortization........         421         --             --          421        26       27          750        1,224
                           -------       -----        -------    --------   -------   ------      -------     --------
                            28,798         --         129,830     158,628    92,067    2,457       (1,897)     251,255
Interest expense and
 other, net...........         539         694            --        1,233         6      (42)         809        2,006
                           -------       -----        -------    --------   -------   ------      -------     --------
Total expenses........      29,337         694        129,830     159,861    92,073    2,415       (1,088)     253,261
                           -------       -----        -------    --------   -------   ------      -------     --------
Income (loss) before
 minority interest and
 income taxes.........         793        (694)        (8,041)     (7,942)    1,528      400         (671)      (6,685)
Minority interest.....          35         (20)          (336)       (321)      --       --          (753)      (1,074)
                           -------       -----        -------    --------   -------   ------      -------     --------
Income (loss) before
 income taxes.........         758        (674)        (7,705)     (7,621)    1,528      400           82       (5,611)
Income tax provision
 (benefit)............         --           34         (3,082)     (3,048)      --       --          (804)      (2,244)
                           -------       -----        -------    --------   -------   ------      -------     --------
Net income (loss).....     $   758       $(708)       $(4,623)   $ (4,573)  $ 1,528   $  400      $  (722)    $ (3,367)
                           =======       =====        =======    ========   =======   ======      =======     ========
Basic net income per
 common share.........         --                                                                             $  (0.14)(F)
                           =======                                                                            ========
Diluted net income per
 common share.........         --                                                                             $  (0.14)(F)
                           =======                                                                            ========

--------
(A) Reflects the unaudited historical condensed combined statement of operations of the Company for the three months ended March 31, 1998.
(B) Reflects adjustments to (i) record interest expense (at an annual rate of 9.25%) of $694 relating to the $30,000 drawn from MeriStar Hotels' credit facilities, (ii) adjust minority interest for the effects of (i) and (iii) record income taxes at 40% in conjunction with the change in tax status to a C-corporation.

(C) Reflects the execution of the Participating Leases to (i) present a full period of hotel operations for hotels leased from CapStar, (ii) adjust minority interest for the effects of (i) and (iii) record income taxes at 40%. Lease expense was calculated based on contractual terms of existing leases or expected terms of leases that will be entered into concurrently with the Merger.
(D) Reflects adjustments for the acquisition of AGH Leasing and AGHI for (i) pro forma AGH Leasing operations and (ii) the historical operating activity of AGHI for the three months ended March 31, 1998. Pro forma financial statements of AGH Leasing and the historical financial statements of AGHI are included elsewhere in this prospectus.

(E) Other adjustments for the acquisition reflect (i) elimination of historical management fees earned by AGHI from the AGH Owned Hotels of $1,759, (ii) elimination of pro forma management fees incurred by AGH Leasing for AGHI services of $2,070, (iii) elimination of management advisory services fees of $858 that will not be incurred in the future (as the management advisory contract terminates upon sale of AGHI and the Company will perform these functions internally with existing management), net of $281 of additional general and administrative costs expected to be incurred upon the Spin-Off and acquisition, (iv) amortization of $750 on intangible assets acquired in the purchase, (v) interest expense of $809 relating to the $35,000 draw from MeriStar Hotels' credit facilities, (vi) minority interest of 16.2% adjusted for (i) through (v), and (vii) income taxes at 40%.
(F) Pro forma basic and diluted net income per common share has been calculated using 24,890,355 shares of Common Stock.

                                MERISTAR HOTELS

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                         YEAR ENDED DECEMBER 31, 1997
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                  ACQUIRE AGH LEASING
                                                                                       AND AGHI
                                                                           ----------------------------------
                                         SPIN-OFF   PARTICIPATING             AGH                  OTHER
                         HISTORICAL(A) PRO FORMA(B)   LEASES(C)   SUBTOTAL LEASING(D) AGHI(D)  ADJUSTMENTS(E) PRO FORMA
                         ------------- ------------ ------------- -------- ---------- -------  -------------- ---------
Revenue from hotel
 operations:
 Rooms.................     $ 9,880      $68,738      $343,066    $421,684  $252,513  $  --       $    --     $674,197
 Food and beverage.....       1,397        3,316       137,358     142,071    76,703     --            --      218,774
 Other.................         474        3,237        26,265      29,976    15,690     --            --       45,666
Hotel management,
 accounting and other..      12,088          --         (7,238)      4,850       --    7,351        (1,691)     10,510
                            -------      -------      --------    --------  --------  ------      --------    --------
 Total revenue.........      23,839       75,291       499,451     598,581   344,906   7,351        (1,691)    949,147
Hotel operating expense
 by department:
 Rooms.................       2,533       14,300        89,297     106,130    59,503     --            --      165,633
 Food and beverage.....         909        2,215       109,096     112,220    58,940     --            --      171,160
 Other operating
  departments..........         261        1,648        14,227      16,136     8,259     --            --       24,395
Undistributed operating
 expenses:
 Administrative and
  general..............      10,473       11,169        77,254      98,896    54,873   7,242        (1,102)    159,909
 Property operating
  costs................       1,917       12,265        60,265      74,447    47,607     --         (7,355)    114,699
 Participating lease
  expense..............       4,135       32,002       140,936     177,073   120,128     --            --      297,201
 Depreciation and
  amortization.........         636          826           --        1,462       104     124         3,000       4,690
                            -------      -------      --------    --------  --------  ------      --------    --------
                             20,864       74,425       491,075     586,364   349,414   7,366        (5,457)    937,687
Interest expense and
 other, net............          10        2,775           --        2,785      (373)   (135)        2,974       5,251
                            -------      -------      --------    --------  --------  ------      --------    --------
Total expenses.........      20,874       77,200       491,075     589,149   349,041   7,231        (2,483)    942,938
                            -------      -------      --------    --------  --------  ------      --------    --------
Income (loss) before
 minority interest and
 income taxes..........       2,965       (1,909)        8,376       9,432    (4,135)    120           792       6,209
Minority interest......         103          (14)          350         439    (1,663)    --          2,271       1,047
                            -------      -------      --------    --------  --------  ------      --------    --------
Income (loss) before
 income taxes..........       2,862       (1,895)        8,026       8,993    (2,472)    120        (1,479)      5,162
Income tax provision
 (benefit).............         --           387         3,210       3,597       --      --         (1,532)      2,065
                            -------      -------      --------    --------  --------  ------      --------    --------
Net income (loss)......     $ 2,862      $(2,282)     $  4,816    $  5,396  $ (2,472) $  120      $     53    $  3,097
                            =======      =======      ========    ========  ========  ======      ========    ========
Basic net income per
 common share..........         --                                                                            $   0.12(F)
                            =======                                                                           ========
Diluted net income per
 common share..........         --                                                                            $   0.12(F)
                            =======                                                                           ========

--------
(A) Reflects the audited historical condensed combined statement of operations of the Company for the year ended December 31, 1997.
(B) Reflects the pre-acquisition operations of the management operations and leases acquired during 1997 as if they were acquired at the beginning of the year. The pre-acquisition operations were obtained from each entity's pre-acquisition financial statements. Also reflects adjustments to (i) record pro forma depreciation and amortization at MeriStar Hotels' cost basis for its acquisitions, (ii) record interest expense of $2,775 at 9.25% relating to the $30,000 drawn from MeriStar Hotels' credit facilities, (iii) adjust minority interest for the effects of the acquisitions and (i) and (ii), and (iv) record income taxes at 40% in conjunction with the change in tax status to a C-corporation.

(C) Reflects the execution of the Participating Leases to (i) present a full year of hotel operations for hotels leased from CapStar, (ii) eliminate $7,238 of management fee revenue earned from CapStar-owned hotels, (iii) adjust minority interest for the effects of (i) and (ii), and (iv) record income taxes at 40%. Lease expense was calculated based on contractual terms of existing leases or expected terms of leases that will be entered into concurrently with the Merger.

(D) Reflects adjustments for the acquisition of AGH Leasing and AGHI for (i) pro forma AGH Leasing operations and (ii) the historical operating activity of AGHI for the year. Pro forma financial statements of AGH Leasing and the historical financial statements of AGHI are included elsewhere in this prospectus.

(E) Other adjustments for the acquisition reflect (i) elimination of historical management fees earned by AGHI from the AGH Owned Hotels of $1,691, (ii) elimination of pro forma management fees incurred by AGH Leasing for AGHI services of $7,355, (iii) elimination of management advisory services fees of $2,227 that will not be incurred in the future (as the management advisory contract terminates upon sale of AGHI and the Company will perform these functions internally with existing management) net of $1,125 of additional general and administrative costs expected to be incurred upon the Spin-Off and acquisition, (iv) amortization of $3,000 on intangible assets acquired in the purchase, (v) interest expense of $3,238 relating to the $35,000 draw from MeriStar Hotels' credit facilities net of historical AGH Leasing and AGHI interest expense of $264 will not be incurred upon acquisition, (vi) minority interest adjusted for
    (i) through (v), and (vii) income taxes at 40%.
(F) Pro forma basic and diluted net income per common share has been calculated using 24,867,205 shares of Common Stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company's financial condition and results of operations both on a pro forma basis as of March 31, 1998 and December 31, 1997 and for the periods then ended and on a historical basis as of March 31, 1998 and 1997 and December 31, 1997 and for the periods then ended reflect differing numbers of managed and leased hotels throughout the periods. The historical results of operations for the years ended December 31, 1996 and 1995 reflect the same number of managed hotels; however, the number of rooms under management increased significantly during 1996. The following table outlines the Company's pro forma and historical portfolio of managed and leased hotels:

                                                     THIRD-PARTY
                      CAPSTAR HOTELS      LEASED        HOTELS
                          MANAGED         HOTELS       MANAGED        TOTAL
                      ---------------- ------------- ------------ -------------
                      HOTELS   ROOMS   HOTELS ROOMS  HOTELS ROOMS HOTELS ROOMS
                      ------- -------- ------ ------ ------ ----- ------ ------
Pro Forma:
 March 31, 1998......    --        --   146   32,654   55   9,822  201   42,476
 December 31, 1997...    --        --   146   32,654   55   9,822  201   42,476
Historical:
 March 31, 1998......     55    14,414   45    6,410   40   6,899  140   27,723
 December 31, 1997...     47    12,019   40    5,687   27   4,631  114   22,337
 March 31, 1997......     24     6,348  --       --    28   4,482   52   10,830
 December 31, 1996...     19     5,166  --       --    28   4,619   47    9,785
 December 31, 1995...      6     2,101  --       --    41   6,089   47    8,190

  The increases described above affect the comparability of the Company's financial condition and results of operations for these pro forma and historical periods.

FINANCIAL CONDITION

 PRO FORMA MARCH 31, 1998 COMPARED WITH HISTORICAL MARCH 31, 1998

  Total assets increased by $114.2 million to $198.9 million at March 31, 1998 on a pro forma basis from $84.7 million at March 31, 1998 on a historical basis. The increase is primarily due to the proposed acquisition of AGH Leasing and AGHI for $95 million. The remaining increase reflects primarily the net effect of the transactions to finance the acquisition of AGH Leasing and AGHI and to execute the leases on CapStar-owned hotels.

  Total liabilities increased by $84.6 million to $123.8 million at March 31, 1998 on a pro forma basis from $39.2 million on a historical basis. This overall increase was primarily due to the Company's draws on its revolving credit facilities of $65.0 million to partially finance both the Spin-Off and the acquisition of AGH Leasing and AGHI. The remaining increase reflects the net effect of this transaction to complete the Spin-Off and to execute the leases on CapStar-owned hotels.

  Minority interests increased by $12.0 million to $15.8 million on a pro forma basis from $3.8 million at March 31, 1998 on a historical basis. This increase was due to $11.2 million in REIT OP Units issued to third parties to finance the acquisition of AGH Leasing and AGHI and allocations to minority interests in the Spin-Off.

 HISTORICAL MARCH 31, 1998 COMPARED WITH HISTORICAL DECEMBER 31, 1997

  Total assets increased by $0.3 million to $84.7 million at March 31, 1998 from $84.4 million at December 31, 1997. Total liabilities decreased by $0.5 million to $39.2 million at March 31, 1998 from $39.7 million at December 31, 1997. There were no material changes in the Company's financial condition.

RESULTS OF OPERATIONS

 PRO FORMA FOR THE THREE MONTHS ENDED MARCH 31, 1998 COMPARED WITH HISTORICAL FOR THE THREE MONTHS ENDED MARCH 31, 1998

  Total revenue increased by $216.1 million to $246.6 million for the three-month period ended March 31, 1998 on a pro forma basis compared to $30.1 million for the three-month period ended March 31, 1998 on a historical basis. Operating expenses increased to $251.2 million for the three-month period ended March 31, 1998 on a pro forma basis from $28.8 million for the three-month period ended March 31, 1998 on a historical basis. These increases result primarily from the increase in total leased and managed hotels on a pro forma basis, as compared to a historical basis.

  Net operating income (loss) decreased to $(6.7) million for the three-month period ended March 31, 1998 on a pro forma basis from $0.8 million for the three-month period ended March 31, 1998 on a historical basis and EBITDA decreased to $(3.5) million for the three-month period ended March 31, 1998 on a pro forma basis from $1.8 million for the three-month period ended March 31, 1998 on a historical basis. These decreases relate primarily to the seasonal nature of operations of the leased hotels (whose operations are included in the Company's financial statements) on a pro forma basis.

  Net interest expense increased by $1.5 million to $2.0 million for the three-month period ended March 31, 1998 on a pro forma basis from $0.5 million for the three-month period ended March 31, 1998 on a historical basis. This increase results from the interest expense on the pro forma outstanding balance on the credit facility.

  Minority interest decreased by $1.1 million to $(1.0) million for the three-month period ended March 31, 1998 on a pro forma basis due to the allocation of a proportionate amount of loss to the minority interests.

  The pro forma statement of operations for 1998 reflects income tax expense at an effective rate of 40 percent, as a result of the change in tax status to a C-Corporation.

 HISTORICAL FOR THE THREE MONTHS ENDED MARCH 31, 1998 COMPARED WITH HISTORICAL FOR THE THREE MONTHS ENDED MARCH 31, 1997

  Total revenue increased by $29.0 million or 2,636% to $30.1 million in the three-month period ended March 31, 1998 compared to $1.1 million in the three-month period ended March 31, 1997. This increase results from revenue of $26.0 million from hotels leased subsequent to March 31, 1997 and an increase of $3.0 million in management fees and other revenue. The Company did not lease any hotels as of March 31, 1997. The increase in revenue from leased hotels is primarily due to the increase in the number of leased hotels in 1998. The increase in management fees and other revenue is primarily due to the increase in number of managed hotels in 1998. Hotel management and other revenue earned by the Company from hotels owned by CapStar were $3.1 million or 10% of total revenue in the three-month period ended March 31, 1998, and $0.3 million or 27% of total revenue in the three-month period ended March 31, 1997.

  Operating expenses increased to $28.8 million in the three-month period ended March 31, 1998 compared to $2.3 million in the three-month period ended March 31, 1997. The increase reflects the increase in the number of managed hotels and the hotel leases acquired subsequent to March 31, 1997, which resulted in and includes the costs of additional personnel and other administrative costs incurred in conjunction with the Company's growth.

  Net operating income increased by 215% to $1.3 million in the three-month period ended March 31, 1998 compared to a net operating loss of $1.2 million in the three-month period ended March 31, 1997 and earnings before interest EBITDA grew to $1.8 million in the three-month period ended March 31, 1998 from $(1.1) million in the three-month period ended March 31, 1997. These increases resulted primarily from the increase in the number of managed hotels and the hotel leases acquired subsequent to March 31, 1997, offset partially by the costs of additional personnel and other administrative costs incurred as described above.

  Equity in loss of affiliates was $0.5 million in the three-month period ended March 31, 1998, due to the Company's share of net loss of affiliates accounted for using the equity method. The Company acquired all such investments in affiliates subsequent to March 31, 1997.

 PRO FORMA YEAR ENDED DECEMBER 31, 1997 COMPARED WITH THE HISTORICAL YEAR ENDED DECEMBER 31, 1997

  Total revenue increased by $925.3 million to $949.1 million in 1997 on a pro forma basis compared to $23.8 million in 1997 on a historical basis. Operating expenses increased to $937.7 million in 1997 on a pro forma basis from $20.9 million in 1997 on a historical basis. Net operating income increased to $6.2 million in 1997 on a pro forma basis compared to $3.0 million in 1997 on a historical basis, and earnings before interest expense, income taxes, depreciation and amortization ("EBITDA") increased to $16.1 million in 1997 on a pro forma basis from $3.6 million in 1997 on a historical basis. These increases result primarily from the increase in total leased and managed hotels on a pro forma basis, as compared to a historical basis.

  Net interest expense increased by $5.2 million in 1997 on a pro forma basis from $0.01 million in 1997 on a historical basis. This increase results from the interest expense on the pro forma outstanding balance on the credit facilities.

  Minority interest increased by $0.9 million in 1997 on a pro forma basis from $0.1 million in 1997 on a historical basis as a result of the net effect of the changes described above and the issuance of the REIT OP Units in connection with the acquisition of AGH Leasing and AGHI.

  The pro forma statement of operations for 1997 reflects income tax expense at an effective rate of 40 percent, as a result of the change in tax status to a C-Corporation.

 HISTORICAL YEAR ENDED DECEMBER 31, 1997 COMPARED WITH THE HISTORICAL YEAR ENDED DECEMBER 31, 1996

  Total revenue increased by $16.7 million or 235% to $23.8 million in 1997 compared to $7.1 million in 1996. The increase results from revenue of $11.8 million from hotel leases acquired in 1997 and an increase of $4.9 million in management fees and other revenue. The Company did not lease any hotels in 1996. The increase in management fees and other revenue is primarily due to the increase in the number of managed hotels in 1997 and additional fees resulting from improved operations of the managed hotels. Hotel management and other revenue earned by the Company from hotels owned by CapStar were $7.2 million or 30% of total revenue in 1997, and $2.6 million or 37% of total revenue in 1996.

  Operating expenses increased to $20.9 million in 1997 from $6.5 million in 1996. This increase reflects the increase in the number of managed hotels and the hotel leases acquired in 1997, which resulted in includes the costs of additional personnel and other administrative costs incurred in conjunction with the Company's growth.

  Net operating income increased by 430% to $3.0 million in 1997 compared to $0.6 million in 1996 and EBITDA grew to $3.7 million in 1997 from $0.9 million in 1996. These increases resulted primarily from the increase in the number of managed hotels and the hotel leases acquired in 1997, offset partially by the costs of additional personnel and other administrative costs incurred as described above.

  Minority interests of $0.1 million in 1997 are due to the Company's allocated portion of minority interests related to the REIT OP Units issued to third parties in 1997.

 HISTORICAL YEAR ENDED DECEMBER 31, 1996 COMPARED WITH THE HISTORICAL YEAR ENDED DECEMBER 31, 1995

  Total revenue increased to $7.1 million in 1996 from $5.4 million in 1995. The growth in management fees and other revenues between 1995 and 1996 reflects the increase in the number of hotel rooms managed and additional fees resulting from improved operations of the managed hotels and new services offered, such as tour and travel services. Hotel management and other revenue earned by the Company from hotels owned by CapStar were $2.6 million or 37% of total revenue in 1996, and $0.9 million or 17% of total revenue in 1995.

  Operating expenses increased to $6.5 million in 1996 from $4.9 million in 1995. This increase reflects the increase in the number hotel rooms under management, which resulted in costs of additional personnel and other administrative costs incurred in conjunction with the Company's current and anticipated growth.

  Net operating income increased to $0.6 million in 1996 compared to $0.5 million in 1995 and EBITDA grew to $0.9 million in 1996 from $0.6 million in 1995. These increases resulted primarily from the increase in the number of hotel rooms under management and additional fees earned as described above, offset partially by the costs of additional personnel and other administrative costs incurred as described above.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's principal sources of liquidity have been cash on hand, cash generated from operations, capital contributions from CapStar and the issuance of OP Units by CapStar's operating partnership subsidiaries. The Company's continuing operations have been funded through cash generated from management and hotel leasing operations. Business acquisitions and investments in affiliates are financed through capital contributions and the issuance of OP Units by CapStar's operating partnership subsidiaries.

  At December 31, 1997, the Company had $2.5 million in cash and cash equivalents, an increase of $2.2 million from $0.3 million at December 31, 1996. Net cash provided by operations increased to $4.5 million compared to $1.2 million in 1996, mainly due to the increase in managed hotels and the hotel leases acquired in 1997. The Company used $6.5 million of cash in investing activities in 1997, primarily for investments in notes receivable, investments in affiliates and purchases of fixed assets. Net cash provided by financing activities was $4.2 million in 1997. Non-cash capital contributions of $34.6 million were made to the Company related to the acquisition of Winston and its investments in affiliates.

  CapStar has conducted a review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has initiated an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of CapStar's and the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. CapStar presently believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the computer systems of CapStar or the Company as so modified and converted. Additionally, CapStar does not expect the Year 2000 problem to have a material effect on CapStar's or the Company's financial position or results of operations. However, if such modifications and conversions are not completed timely, the Year 2000 problem may have a material impact on the financial position and operations of CapStar and the Company.

  As described more fully elsewhere in this document (see "The Merger and the Spin-Off"), the Company is expected to be spun-off from CapStar in anticipation of CapStar's proposed Merger with AGH. To initially capitalize itself after the Spin-Off, the Company will draw $30.0 million from its credit facilities to be provided by the REIT and certain third-party lenders and receive a net cash contribution of $18.4 million from CapStar upon forgiveness of certain amounts due to CapStar as of the date of the Spin-Off.

  In conjunction with the Merger, the Company has entered into the Lessee-Manager Acquisition Agreement to acquire substantially all of the assets and liabilities of AGHI and AGH Leasing for a combined purchase price consisting of approximately $83.8 million in cash and approximately $11.2 million in the form of OP Units of

Hotels OP which are convertible into Common Stock. The $83.8 million in cash will consist of a combination of $65.0 million drawn on MeriStar Hotels' credit facilities plus $18.8 of available cash. Specifically, the acquisitions will comprise (i) substantially all of the assets and certain liabilities of AGHI for a cash purchase price of $10 million; and (ii) 100% of the partnership interests in AGH Leasing for a purchase price of $85 million, consisting of approximately $73.8 million in cash and $11.2 million in OP Units of Hotels OP. Upon consummation of the transactions contemplated by the Lessee-Manager Acquisition Agreement, the Company will become the lessee and manager of all of the AGH Hotels and certain other hotels, in addition to currently acting as manager for the CapStar Hotels and other third party arrangements. It is a condition to the closing of the Merger that the transactions set forth in the Lessee-Manager Acquisition Agreement are consummated.

  To finance the transactions set forth in the Lessee-Manager Acquisition Agreement, the Company expects to enter into two $50 million revolving credit facilities, one through the REIT and the other through third-party lenders, at an interest rate no greater than LIBOR plus 350 basis points, with other customary terms and conditions. It is a condition to the closing of the Merger that the Company receive a commitment from the REIT's Operating Partnership for such a credit facilities. In addition to funding the Lessee-Manager Acquisition Agreement transactions, the available capacity under the new credit facilities are expected to be used by the Company to pursue investments in additional joint ventures and to secure additional third-party management arrangements, as discussed above.

  Following the Merger, pursuant to the Intercompany Agreement the Company will have a right of first refusal to become the lessee of any real property acquired by the REIT. In addition, the Intercompany Agreement prohibits the Company from making certain acquisitions or investments in real estate unless such acquisitions or investments are first offered to the REIT and the REIT elects not to pursue such acquisitions or investments. As a result of these provisions, the Company's future operations immediately following the Spin-Off and the Merger are expected to rely significantly on the REIT to identify business opportunities for the Company. There is no assurance that MeriStar will identify opportunities for the Company or that any opportunities that either identifies will be within the Company's financial, operational or management parameters.

  Also, the Company's current operations after the Merger are predominantly with its affiliate, the REIT; based on pro-forma operating results for 1997, approximately 89% of the Company's revenue is expected to come from hotels owned by and leased from the REIT. Accordingly, the Company's current operations are highly dependent upon the performance of the REIT Owned Hotels.

  Following the Spin-Off, Merger and related transactions described above, the Company believes cash generated by operations, together with its new borrowing capacity under its credit facility, will be sufficient to fund its existing working capital, ongoing capital expenditures, debt service requirements, and future acquisitions and investment opportunities. The Company believes these sources of capital are sufficient to provide for the Company's short-term capital needs.

  Under the terms of the Participating Leases between the Company and the REIT, the REIT will generally be required to fund significant capital expenditures at the Hotels. Consequently, the Company's ongoing capital expenditures are likely to be substantially reduced from the levels of such expenditures prior to the Formation Transactions. Additionally, the Company expects to finance future acquisitions and investments though a combination of cash generated by operations, borrowing capacity under the credit facility, and the issuance of OP Units and/or Common Stock. The Company believes these sources of capital will be sufficient to provide for the Company's long-term capital needs.

SEASONALITY

  Demand in the lodging industry is affected by recurring seasonal patterns. Demand is lower in the winter months due to decreased travel and higher in the spring and summer months during peak travel season.

Therefore, the Company's operations are seasonal in nature. Assuming other factors remain constant, the Company has lower revenue, operating income and cash flow in the first and fourth quarters and higher revenue, operating income and cash flow in the second and third quarters.

INFLATION

  The rate of inflation has not had a material effect on the revenues or operating results of the Company during the three most recent fiscal years.

                                  THE COMPANY

  The Company has been formed to become the lessee, manager and operator of various hotel assets, including those currently owned, leased and managed by CapStar and its affiliates. Immediately following the Spin-Off, the Company will acquire 100% of the partnership interests in the third-party lessee of most of the hotels owned by AGH and substantially all of the assets and certain liabilities of the third-party manager of most of the hotels owned by AGH, pursuant to an Acquisition Agreement, dated as of March 15, 1998 (the "Lessee-Manager Acquisition Agreement"). See "The Merger and the Spin-Off--The Lessee-Manager Acquisition Agreement." CapStar and AGHI have been two of the fastest growing operators of upscale, full-service hotels in North America based on rooms under management. Following consummation of the Formation Transactions, the Company is expected to be one of the largest independent hotel management companies in the United States based on rooms under management. The Company will be the successor-in-interest and will assume all of the rights and liabilities with respect to hotel management contracts and operating leases of CapStar, AGHI and AGH Leasing. Pursuant to the Formation Transactions, the Company will lease and/or manage 201 Hotels containing 42,476 rooms. Of the Hotels, MeriStar Hotels will (i) lease and manage 99 REIT Owned Hotels, containing 25,854 rooms, (ii) lease 47 (of which they managed
36) hotels (that are not REIT Owned Hotels) containing 6,800 rooms, (the "Leased Hotels") and (iii) manage an additional 55 hotels (that are not REIT Owned Hotels) containing 9,822 rooms (the "Managed Hotels"). The Hotels are located throughout the United States and Canada including most major metropolitan areas and rapidly growing secondary cities. The Hotels include hotels operated under nationally recognized brand names such as Hilton(R), Sheraton(R), Westin(R), Marriott(R), Doubletree(R) and Embassy Suites(R). The Company's business strategy will be to renovate, reposition and operate each hotel according to a business plan specifically tailored to the characteristics of the hotel and its market.

  MeriStar Hotels will capitalize on its management experience and expertise by continuing to secure additional management contracts and improving the operating performance of the hotels under its management. The Company's senior management team, with an average of 20 years of lodging industry experience, has successfully managed hotels in all segments of the lodging industry, with particular emphasis on upscale, full-service hotels.

  Management attributes its management success to its ability to analyze each hotel as a unique property and identify those particular cash flow growth opportunities which each hotel presents. The Company's principal operating objectives will be to continue to analyze each hotel as a unique property, to generate higher revenue per available room ("RevPAR"), to increase average daily rates ("ADR") and to increase net operating income while providing its hotel guests with high-quality service and value.

  In addition to assuming the rights and obligations under all of the operating leases and management agreements of CapStar, AGHI and AGH Leasing, MeriStar Hotels will assume the interest of CapStar in two joint ventures. The Company expects to form additional strategic alliances with institutional and private hotel owners and to secure additional fee management arrangements. From time to time, the Company may also acquire certain hotel assets that the REIT could not, or for strategic reasons does not wish to, own.

  Management believes that the upscale, full-service segment of the lodging industry is the most attractive segment in which to lease and manage hotels and therefore intends to focus its efforts on attaining management contracts for such properties. The upscale, full-service segment is attractive for several reasons. First, upscale, full-service hotels appeal to a wide variety of customers, thus reducing the risk of decreasing demand from any particular customer group. Secondly, such hotels have particular appeal to both business executives and upscale leisure travelers, customers who are generally less price sensitive than travelers who use limited-service hotels. Finally, full-service hotels require a greater depth of management expertise than limited-service hotels, and the Company believes that its superior management skills provide it with a significant competitive advantage in their operation.

THE INTERCOMPANY AGREEMENT

 RIGHTS OF FIRST REFUSAL

  The Company believes that the Intercompany Agreement represents an attractive opportunity because (i) the REIT Owned Hotels are upscale, full-service hotels under nationally recognized brand names located in major metropolitan or growing secondary markets and (ii) they have attractive current returns and potential for significant revenue and cash flow growth through implementation of the Company's operating strategy.

  Pursuant to the Intercompany Agreement, subject to certain exceptions, the Hotel Parties will have a right of first refusal to become the lessee of any real property acquired by the REIT Parties if the REIT Parties determine that, consistent with the REIT's status as a real estate investment trust, the REIT Parties are required to enter into such a lease arrangement; provided that the Hotel Parties or an entity controlled by the Hotel Parties is, as determined by the REIT in its sole discretion, qualified to be the lessee based on experience in the industry and financial and legal qualifications.

  As to opportunities for the Hotel Parties to become the lessee of any assets under a lease arrangement, the Intercompany Agreement provides that the REIT Parties must provide the Hotel Parties with written notice of the lessee opportunity. During the 30 days following such notice, the Hotel Parties have a right of first refusal with regard to the offer to become a lessee and the right to negotiate with the REIT Parties on an exclusive basis regarding the terms and conditions of the lease. If a mutually satisfactory agreement cannot be reached within the 30-day period, or if the Hotel Parties indicate that they are not interested in pursuing the lessee opportunity, the REIT Parties may offer the opportunity to others for a period of one year thereafter, at a price and on terms and conditions that are not more favorable to such other parties than the price and terms and conditions proposed by the REIT Parties to the Hotel Parties, before it must again offer the opportunity to the Hotel Parties in accordance with the procedures specified above.

  The REIT Parties and the Hotel Parties will each establish, following the closing of the Merger, a leasing committee which will review all hotel leases to be entered into between the REIT Parties and the Hotel Parties. The REIT Parties' leasing committee will consist of directors of the REIT that are not also directors of MeriStar Hotels and the Hotel Parties' leasing committee will consist of directors of MeriStar Hotels that are not also directors of the REIT.

  The Hotel Parties will agree not to acquire or make (i) investments in real estate which, for purposes of the Intercompany Agreement, includes the provision of services related to real estate and investments in hotel properties, real estate mortgages, real estate derivatives or entities that invest in real estate assets or (ii) any other investments that may be structured in a manner that qualifies under the federal income tax requirements applicable to real estate investment trusts unless in either case they have provided written notice to the REIT Parties of the material terms and conditions of the acquisition or investment opportunity, and the REIT Parties have determined not to pursue such acquisitions or investments either by providing written notice to the Hotel Parties rejecting the opportunity within 20 days from the date of receipt of notice of the opportunity or by allowing such 20-day period to lapse. The Hotel Parties also have agreed to assist the REIT Parties in structuring and consummating any such acquisition or investment which the REIT Parties elect to pursue, on terms determined by the REIT Parties.

 PROVISION OF SERVICES

  The Hotel Parties will provide the REIT Parties with certain services as the REIT Parties may reasonably request from time to time, including administrative, corporate, accounting, financial, insurance, legal, tax, data processing, human resources and operational services. The REIT Parties will compensate the Hotel Parties for services provided in an amount determined in good faith by the Hotel Parties as the amount an unaffiliated third party would charge the REIT Parties for comparable services.

 EQUITY OFFERINGS

  If either the REIT Parties or the Hotel Parties desire to engage in a securities issuance (the "Issuing Party"), then such Issuing Party will give notice to such other party (the "Non-Issuing Party") as promptly as practicable of their desire to engage in a securities issuance. The Non-Issuing Party will cooperate with the Issuing Party to effect any securities issuance of the Issuing Party by assisting in the preparation of any registration statement or other document required in connection with such issuance and, in connection therewith, providing the Issuing Party with such information as may be required to be included in such registration statement or other document.

 TERM

  The Intercompany Agreement will terminate upon the earlier of (a) the tenth anniversary of the date of the Intercompany Agreement, and (b) a change in ownership or control of MeriStar Hotels.

                                USE OF PROCEEDS

  The Company's net proceeds from the Rights Offering will depend on the number of Rights exercised and the Subscription Price. The number of Rights exercised will range from a minimum of zero to a maximum of 8,310,638; the Subscription Price will be equal to 95% of the average of the daily high and low prices of the Common Stock for the period of five consecutive trading days immediately following the third Trading Day after the date the Common Stock opens for trading. The Company also reserves the right, at its sole option, to cancel the Rights Offering if the Subscription Price is less than . . Based on an assumed Subscription Price of $2.85 per share, the net proceeds (net of transaction expenses of approximately $250,000) will range from a minimum of zero to a maximum of $23.7 million. The Company currently expects to use the net proceeds from the Rights Offering to repay existing indebtedness under the Company's two $50 million revolving credit facilities, which are expected to bear interest at a rate no greater than LIBOR plus 350 basis points, or for general corporate purposes. The pro forma balance outstanding on the credit facility prior to repayment of any amounts with the net proceeds of the Rights Offering is expected to be $65.0 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION

  The following table sets forth the historical and pro forma capitalization of the Company as of March 31, 1998. The pro forma capitalization is adjusted to reflect the Formation Transactions. The information below should be read in conjunction with the historical combined financial statements and notes thereto of the Company and the Unaudited Pro Forma Financial Statements and notes thereto of the Company included elsewhere in this Prospectus.

                                                           AS OF MARCH 31, 1998
                                                              (IN THOUSANDS,
                                                            EXCEPT SHARE DATA)
                                                          ----------------------
                                                           PRO FORMA  HISTORICAL
                                                          ----------- ----------
                                                          (UNAUDITED)
   LIABILITIES AND MINORITY INTEREST:
     Credit facilities..................................   $ 65,000    $   --
     Capital leases and other debt......................        776        776
     Minority interest..................................     15,804      3,835
                                                           --------    -------
       Total liabilities and minority interest..........     81,580      4,611
                                                           --------    -------
   OWNERS'/STOCKHOLDERS' EQUITY:
     Owners' Equity.....................................        --      41,667
     Preferred Stock ($0.01 par value, 10,000,000 shares
      authorized, no shares issued or outstanding)......        --         --
     Common Stock ($0.01 par value, 100,000,000 shares
      authorized 24,890,355 shares issued and outstand-
      ing on a pro forma basis).........................        249        --
     Additional paid-in capital and retained earnings...     59,022        --
                                                           --------    -------
       Total owners'/stockholders' equity...............     59,271     41,667
                                                           --------    -------
       Total capitalization.............................   $140,851    $46,278
                                                           ========    =======

                                DIVIDEND POLICY

  The Company has not paid any cash dividends on the Common Stock and does not anticipate that it will do so in the foreseeable future. The Company intends to retain earnings to provide funds for the continued growth and development of the Company's business. Loan agreements and leases to be entered into by the Company may restrict the Company's ability to pay dividends on the Common Stock. Any determination to pay cash dividends in the future will be at the discretion of the Board of Directors and will be dependent upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors.

                          THE MERGER AND THE SPIN-OFF

GENERAL

  The Company will be spun off, as further described below, to become the lessee, manager and operator of various hotel assets, including those currently owned, leased and managed by CapStar and certain of its affiliates. CapStar intends to transfer or cause to be transferred certain assets and liabilities constituting the hotel management and leasing business currently operated by CapStar and its subsidiaries to MeriStar Hotels, a wholly owned subsidiary of CapStar. CapStar then intends to distribute to its stockholders of record on the Spin-Off Record Date on a share-for-share basis all of the outstanding capital stock of MeriStar Hotels in the Spin-Off. The Spin-Off will provide the stockholders of CapStar as of the Spin-Off Record Date with the opportunity to participate in the benefits of both the ownership of real estate through the REIT, and the leasing and management operations of MeriStar Hotels.

  Pursuant to the Merger Agreement, CapStar, after the Spin-Off, will merge with and into AGH, with the result that (a) AGH will be the surviving corporation operating under the name MeriStar Hospitality Corporation and (b) each outstanding share of CapStar Common Stock will be converted into 1.0 share of REIT Common Stock, and each outstanding share of AGH Common Stock will be converted into 0.8475 shares of REIT Common Stock.

  Immediately following the Spin-Off and the effective date of the Merger, the Company will acquire 100% of the partnership interests in AGH Leasing, the third-party lessee of most of the hotels owned by AGH, and substantially all of the assets and certain liabilities of AGHI, the third-party manager of most of the hotels owned by AGH, pursuant to the Lessee-Manager Acquisition Agreement.

  Pursuant to the Intercompany Agreement, the Hotel Parties and the REIT Parties will provide each other with reciprocal rights to participate in certain transactions entered into by such parties. In particular, subject to certain exceptions, the Hotel Parties will have a right of first refusal to become the lessee of any real property acquired by the REIT Parties if the REIT Parties determine that, consistent with the REIT's status as a real estate investment trust, the REIT Parties are required to enter into such a lease arrangement; provided that the Hotel Parties or an entity that the Hotel Parties control is, as determined by the REIT in its sole discretion, qualified to be the lessee. In addition, the Hotel Parties intend to pursue additional opportunities with others in the future. See "The Company--The Intercompany Agreement." The Intercompany Agreement is structured to provide the REIT and the Company with mutually beneficial rights and obligations so that investors in both companies may enjoy the economic benefit of the entire enterprise. This is commonly known as the "paper-clip" REIT structure. AGH and CapStar believe that the REIT will be the first publicly-traded lodging REIT to utilize the "paper-clip" REIT structure. However, investors should be aware that because of the independent trading of the REIT and the Company, stockholders may develop divergent interests which could lead to conflicts of interest. This divergence of interests could also reduce the anticipated benefits of the relationship between the two companies. See "Risk Factors-- Paper Clip Structure Risks."

BACKGROUND OF AND REASONS FOR THE SPIN-OFF

  In order for the REIT to maintain its status as a REIT for federal income tax purposes, it may not operate hotels. The Company will be formed to own assets that the REIT could not itself own and to succeed to CapStar's hotel management and leasing business, by becoming the lessee, manager and operator of the various hotel assets, and to perform the services more fully described in the Intercompany Agreement. The Spin-Off, together with the Rights Offering, will provide the stockholders of CapStar as of the Spin-Off Record Date with the opportunity to participate in the benefits of both the ownership of real estate through the REIT, and the leasing and management operations of MeriStar Hotels.

  MeriStar Hotels will function principally as a hotel leasing, management and operating company, while the REIT will focus on investment in real estate assets. The Spin-Off is designed to provide CapStar's existing stockholders with the long-term benefits of ownership in an entity devoted to the conduct of operating business activities in addition to their investment interest in the REIT itself. A small number of real estate investment trusts, operating under tax provisions that no longer are available to newly formed real estate investment trusts, have shares that are "paired" or "stapled" with shares of a related operating company, and therefore cannot be owned or transferred independently. The shares of MeriStar Hotels and the REIT are not, and will not be, paired or stapled in any manner. Because the shares of the REIT and MeriStar Hotels can be owned and transferred separately and independently of each other, the REIT and MeriStar Hotels will not provide a paired investment on an ongoing basis to investors who purchase or sell shares of only one company or the other.

  Although the Spin-Off will not be effected unless the Merger is approved by the stockholders of CapStar and AGH and all other conditions precedent have been satisfied or waived, the Spin-Off is separate from the Merger and the shares of MeriStar Hotels to be received by holders of CapStar Common Stock in the Spin-Off do not constitute a part of the Merger consideration. The stockholders of CapStar are being asked to vote on the approval and adoption of the Merger Agreement, and are not being asked to vote on the Spin-Off.

RESTRUCTURING AND SPIN-OFF

 GENERAL

  In order to effectuate the Spin-Off, CapStar will effect a series of mergers, asset and stock transfers and liability assumptions among itself and its subsidiaries (the "CapStar OP Restructuring"). The purpose and effect of the CapStar OP Restructuring is to separate substantially all of the management and leasing business of CapStar from the real estate investments of CapStar.

  Substantially all of CapStar's assets are currently held indirectly by and operated through CapStar Management and CapStar Management II, CapStar's subsidiary operating partnerships. CapStar is the sole general partner of CapStar Management, and CapStar, certain wholly owned subsidiaries of CapStar (the "CapStar LP Entities"), and certain third parties are the sole limited partners of CapStar Management. CapStar General Corp., a wholly-owned subsidiary of CapStar ("CapStar General"), is the sole general partner of CapStar Management II, and CapStar Limited Corp., a wholly owned subsidiary of CapStar General ("CapStar Limited"), and certain third parties are the sole limited partners of CapStar Management II. The partnership agreements of CapStar Management and CapStar Management II give the general partner full control over the business and affairs of the partnerships.

 THE CONTRIBUTIONS

  Prior to the effectiveness of the Merger, CapStar Management and CapStar Management II will effectuate the following transactions (the
"Contributions"):

    1. Each of the CapStar LP Entities, CapStar General and CapStar Limited will merge with and into CapStar;

    2. Each of CapStar Management and CapStar Management II will convert into a limited liability company (respectively, "CapStar Management LLC" and "CapStar Management II LLC").

    3. CapStar Management LLC will contribute all of its hotel related assets together with certain other assets, subject to all of its liabilities except as set forth in the Merger Agreement, to CapStar Hotel Operating Company, L.L.C., a newly-formed Delaware limited liability company ("CapStar Hotel LLC"), in exchange for interests in CapStar Hotel LLC and CapStar Management II LLC will contribute all of its hotel related assets together with certain other assets, subject to all of its liabilities except as set forth in the Merger Agreement, to CapStar Hotel Operating Company, L.L.C., a newly-formed Delaware limited liability company ("CapStar Hotel II LLC"), in exchange for interests in CapStar Hotel II LLC;

    4. CapStar Management will contribute all its management and substantially all its leasehold related assets, together with certain other assets (including cash), subject to $30 million in indebtedness and certain other liabilities, to Hotels OP in exchange for interests in Hotels OP and CapStar Management II LLC will contribute all its management and substantially all its leasehold related assets, together with certain other assets (including cash), subject to $30 million in indebtedness and certain other liabilities, to MeriStar H&R Operating Company, L.P., a newly-formed Delaware limited liability company ("Hotels OP II"), in exchange for interests in Hotels OP II;

    5. CapStar Management LLC will redeem CapStar's interests in CapStar Management LLC in exchange for CapStar's pro rata share of its interests in Hotels OP and CapStar Hotel LLC and CapStar Management II LLC will redeem CapStar's interests in CapStar Management II LLC in exchange for CapStar's pro rata share of its interests in Hotels OP II and CapStar Hotel II LLC; and

    6. CapStar will contribute its interest (the "Interests") in, and all of its rights and title in and to substantially all of the assets and business of, Hotels OP and Hotels OP II represented by such Interests (collectively, the "Contributed Assets") to MeriStar Hotels in exchange for 100% of the outstanding capital stock of MeriStar Hotels.

    7. MeriStar Hotels will assume all of the liabilities, obligations, debt and commitments arising out of its ownership of the Interest, the Contributed Assets and the operation of the business conducted by Hotels OP and Hotels OP II (the "Assumed Liabilities"), and CapStar will retain, or will cause one of its subsidiaries to retain, all other liabilities.

 THE SPIN-OFF; RECORD DATE

  Upon completion of the Contributions, the Spin-Off will be effected by the distribution to each holder of record of CapStar Common Stock as of the close of business on the Spin-Off Record Date of one share of Common Stock for every share of CapStar Common Stock held by such holder. As a result of the Spin-Off, the stockholders of record of CapStar at the closing of business on the Spin-Off Record Date will own all of the outstanding Common Stock. Following the Spin-Off, Hotels OP II will merge with and into Hotel OP, with Hotel OP as the surviving entity.

  Management estimates the initial value of the Common Stock will be between $2.50 and $3.50 per share. This initial value per share estimate was derived by applying assumed market multiples to various, pro forma financial reporting measures for the Company, including earnings before interest expense, income taxes, depreciation and amortization, and net income. Management developed the assumed market multiples through discussions with financial advisors and analysis of current market multiples for comparable companies.

 LISTING ON THE NYSE

  The Common Stock to be issued pursuant to the Spin-Off has been approved for listing on the NYSE, under the symbol "MMH", subject to official notice of issuance.

 USE OF "MERISTAR" NAME

  Pursuant to the terms of the Intercompany Agreement, the Company will grant to the REIT a non-exclusive, royalty-free license to use "MeriStar Hospitality Corporation" and other names that include "MeriStar" (the "Licensed Property"). Upon termination of the Intercompany Agreement, all rights of the Hotel Parties to the Licensed Property will terminate. See "The Company --The Intercompany Agreement."

 EMPLOYEES AND EMPLOYEE BENEFIT PLANS

  On the effective date of the Spin-Off, CapStar will cause MeriStar Hotels to offer employment to certain employees of CapStar, on the same terms and conditions as were in effect immediately prior to the Spin-Off. Any such transfer of employment from CapStar to MeriStar Hotels will not constitute a termination or qualifying event under any severance policy.

  MeriStar Hotels will establish new employee benefit plans substantially similar to the existing CapStar benefit plans, including but not limited to an Equity Incentive Plan and a Stock Purchase Plan. Employees who currently hold CapStar Stock Options will be granted new stock options in the REIT and MeriStar Hotels.

 CONDITIONS TO THE SPIN-OFF

  The obligations of CapStar to consummate the Spin-Off are subject to the satisfaction or waiver of the same conditions to the consummation of the Merger set forth in the Merger Agreement.

 THE LESSEE-MANAGER ACQUISITION AGREEMENT

  Pursuant to the Lessee-Manager Acquisition Agreement, following the Spin-Off and immediately after the effective time of the Merger, Hotels OP will acquire: (i) substantially all of the assets and certain liabilities of AGHI for a cash purchase price of $10 million; and (ii) 100% of the partnership interests in AGH Leasing for a purchase price of $85 million, consisting of approximately $73.8 million in cash and approximately $11.2 million in the form of Hotels OP Units convertible into Common Stock. Upon consummation of the transactions contemplated by the Lessee-Manager Acquisition Agreement, Hotels OP will become the lessee and manager of most of the AGH Owned Hotels that are currently leased by AGH Leasing. The REIT and MeriStar Hotels will enter into new lease agreements (the "Participating Leases") with respect to all of the CapStar Owned Hotels and amend the lease agreements with respect to most the AGH Owned Hotels. See "Business--The Participating Leases."

  It is a condition to the closing of the Merger that the transactions set forth in the Lessee-Manager Acquisition Agreement are consummated.

 INDEMNIFICATION OBLIGATIONS

  MeriStar Hotels will indemnify, defend and hold harmless the REIT and its affiliates and any directors, officers, employees and agents of the foregoing, from and against any losses arising out of or resulting from the Assumed Liabilities, the Contributed Assets or the business and operations of Hotels OP.

  The REIT will indemnify, defend and hold harmless MeriStar Hotels, its affiliates and their respective successors and any directors, officers, employees and agents of the foregoing, from and against any losses arising out of any assets or liabilities retained by the REIT and its affiliates.

                                   BUSINESS

  The Company seeks to increase shareholder value by (i) implementing its operating strategy to improve hotel operations and increase cash flow and (ii) expanding its management business.

EXPANSION STRATEGY

  The Company anticipates that it will continue to expand its portfolio of hotels under management and/or lease by securing additional management contracts and/or leases. The Company will also seek to expand its management operations into other hospitality-related businesses, such as time share properties and conference centers. The Company will attempt to identify promising management candidates located in markets with economic, demographic and supply dynamics favorable to hotel lessees and operators. Through its extensive due diligence process, the Company will select those expansion targets where it believes selective capital improvements and intensive management will increase the hotel's ability to attract key demand segments, enhance hotel operations and increase long-term value. In order to evaluate the relative merits of each investment opportunity, senior management and individual operations teams will create detailed plans covering all areas of renovation and operation. These plans will serve as the basis for the Company's expansion decisions and guide subsequent renovation and operating plans.

  The Company will seek to lease and/or manage hotels that meet the following criteria:

 MARKET CRITERIA

  Economic Growth. The Company will focus on metropolitan areas that are approaching, or have already entered, periods of economic growth. Such areas generally show above average growth in the business community as measured by
(i) job formation rates, (ii) population growth rates, (iii) tourism and convention activity, (iv) airport traffic volume, (v) local commercial real estate occupancy, and (vi) retail sales volume. Markets that exhibit these characteristics typically have strong demand for hotel facilities and services.

  Supply Constraints. The Company will seek lodging markets with favorable supply dynamics for hotel owners and operators, including an absence of current new hotel development and barriers to future development such as zoning constraints, the need to undergo lengthy local development approval processes and a limited number of suitable sites. Other factors limiting the supply of new hotels are the current lack of financing available for new development and the inability to generate adequate returns on investment to justify new development.

  Geographic Diversification. The Hotels are located in 34 states across the nation, the District of Columbia, the U.S. Virgin Islands and Canada. See "Properties" for additional information regarding the Hotels. The Company will seek to maintain a geographically diverse portfolio of managed hotels to offset the effects of regional economic cycles.

 HOTEL CRITERIA

  Location and Market Appeal. The Company will seek to operate hotels that are situated near both business and leisure centers which generate a broad base of demand for hotel accommodations and facilities. These demand generators include (i) airports, (ii) convention centers, (iii) business parks, (iv) shopping centers and other retail areas, (v) sports arenas and stadiums, (vi) major highways, (vii) tourist destinations, (viii) major universities, and
(ix) cultural and entertainment centers with nightlife and restaurants. The confluence of nearby business and leisure centers will enable the Company to attract both weekday business travelers and weekend leisure guests. Attracting a balanced mix of business, group and leisure guests to the Hotels helps to maintain stable occupancy rates and high ADRs.

  Size and Facilities. The Company will seek to operate hotels that contain 200 to 500 guest rooms and include accommodations and facilities that are, or are capable of being made, attractive to key demand segments such as business, group and leisure travelers. These facilities typically include large, upscale guest rooms, food and beverage facilities, extensive meeting and banquet space, and amenities such as health clubs, swimming pools and adequate parking.

  Potential Performance Improvements. The Company seeks to operate underperforming hotels where intensive management and selective capital improvements can increase revenue and cash flow. These hotels represent opportunities where a systematic management approach and targeted renovations should result in improvements in revenue and cash flow.

  The Company expects that its relationships throughout the industry will continue to provide it with a competitive advantage in identifying, evaluating and managing hotels that meet its criteria. Management has a record of successfully renovating and repositioning hotels, in situations with varying levels of service, room rates and market types, and the Company plans to continue such renovation programs as its acquires new leases and management contracts.

OPERATING STRATEGY

  The Company's principal operating objectives will be to generate higher RevPAR and to increase net operating income while providing its hotel guests with high-quality service and value. The Company will seek to achieve these objectives by creating and executing management plans that are specifically tailored for each individual Hotel rather than by implementing an operating strategy that is designed to maintain a uniform corporate image or brand. Management believes that custom-tailored business plans are the most effective means of addressing the needs of a given hotel or market. The Company believes that skilled management of hotel operations is the most critical element in maximizing revenue and cash flow in hotels, especially in upscale, full-service hotels.

  The Company's corporate headquarters will carry out financing and investment activities and provide services to support as well as monitor the Company's on-site hotel operating executives. Each of the Company's executive departments, including Sales and Marketing, Human Resources and Training, Food and Beverage, Technical Services, Development and Corporate Finance, will be headed by an executive with significant experience in that area. These departments will support decentralized decision-making by the hotel operating executives by providing accounting and budgeting services, property management software and other resources which cannot be economically maintained at the individual Hotels.

  Key elements of the Company's management programs include the following:

  Comprehensive Budgeting and Monitoring. The Company's operating strategy begins with an integrated budget planning process that is implemented by individual on-site managers and monitored by the Company's corporate staff. Management sets targets for cost and revenue categories at each of the Hotels based on historical operating performance, planned renovations, operational efficiencies and local market conditions. On-site managers coordinate with the central office staff to ensure that such targets are realistic. Through effective and timely use of its comprehensive financial information and reporting systems, the Company will be able to monitor actual performance and rapidly adjust prices, staffing levels and sales efforts to take advantage of changes in the market and to improve yield.

  Targeted Sales and Marketing. The Company will employ a systematic approach toward identifying and targeting segments of demand for each Hotel in order to maximize market penetration. Executives at the Company's corporate headquarters and property-based managers will divide such segments into smaller subsegments, typically ten or more for each Hotel, and develop narrowly tailored marketing plans to suit each such segment. The Company will support each Hotel's local sales efforts with corporate sales executives who will develop new marketing concepts and monitor and respond to specific market needs and preferences. These executives will be active in implementing on-site marketing programs developed in the central management office. The Company will employ computerized revenue yield management systems to manage each Hotel's use of the various distribution channels in the lodging industry. Management control over those channels, which include franchisor reservation systems and toll-free numbers, travel agent and airline global distribution systems, corporate travel offices and office managers, and convention and visitor bureaus, will enable the Company to maximize revenue yields on a day-to-day basis. Sales teams will be recruited locally and receive incentive-based compensation bonuses. All of the Company's sales managers will complete a highly developed sales training program.

  Strategic Capital Improvements. The Company and the REIT (through the Intercompany Agreement) will plan renovations primarily to enhance a Hotel's appeal to targeted market segments, thereby attracting new customers and generating increased revenue and cash flow. For example, in many of the Hotels, the banquet and meeting spaces have been or are intended to be renovated and guest rooms have been upgraded with computer ports and comfortable work spaces to better accommodate the needs of business travelers and to increase ADRs. Capital spending decisions will be based on both strategic needs and potential rate of return on a given capital investment. Pursuant to the Intercompany Agreement, the REIT will be primarily responsible for funding capital expenditures.

  Selective Use of Multiple Brand Names. Management believes that the selection of an appropriate franchise brand is essential in positioning a hotel optimally within its local market. The Company will select brands based on local market factors such as local presence of the franchisor, brand recognition, target demographics and efficiencies offered by franchisors. Management believes that its relationships with many major hotel franchisors places the Company in a favorable position when dealing with those franchisors and allows it to negotiate favorable franchise agreements with franchisors. Management believes that its growth in acquiring management contracts will further strengthen its relationship with franchisors.

  The following chart summarizes certain information with respect to the national franchise affiliations of the Hotels:

                                 REIT             THIRD-PARTY         THIRD-PARTY
                             OWNED HOTELS        LEASED HOTELS       MANAGED HOTELS
                          -------------------  ------------------  ------------------
                          GUEST         % OF   GUEST        % OF   GUEST        % OF
FRANCHISE                 ROOMS  HOTELS ROOMS  ROOMS HOTELS ROOMS  ROOMS HOTELS ROOMS
---------                 ------ ------ -----  ----- ------ -----  ----- ------ -----
Hilton .................   5,499   21      21%   --   --      --     225    1      2%
Sheraton ...............   2,978    9      11%   --   --      --     167    1      2%
Radisson(R) ............   2,712    9      10%   --   --      --     756    4      8%
Doubletree .............   2,055    6       8%   388    1       6%   363    2      4%
Marriott ...............   1,494    4       5%   --   --      --     --   --     --
Holiday Inn(R)..........   2,571   12      10%   367    2       5% 1,763    9     18%
Embassy Suites .........     728    3       3%   --   --      --     248    1      3%
Westin .................   1,296    4       5%   --   --      --     --   --     --
Wyndham.................   1,122    3       4%   219    1       3%   --   --     --
Independent ............     674    6       3%   --   --      --   1,151   10     12%
Four Points(R)..........     213    1       1%   --   --      --     400    1      4%
Doubletree Guest
 Suites(R) .............     292    2       1%   --   --      --     --   --     --
Ramada(R) ..............     665    3       3%   --   --      --   1,037    5     10%
Crowne Plaza(R) ........     715    3       3%   --   --      --     730    2      7%
Courtyard(R) ...........   1,044    5       4%   490    3       7%   455    2      5%
Hilton Garden Inn.......     --   --      --     474    3       7%   --   --     --
Hilton Suites...........     --   --      --     --   --      --     174    1      2%
Comfort Suites(R) ......     --   --      --     277    2       4%   359    3      4%
Clarion(R) .............     --   --      --     --   --      --     432    2      4%
Quality Suites(R) ......     --   --      --     168    1       2%   177    1      2%
Residence Inn(R) .......     --   --      --     --   --      --     391    3      4%
Quality Inn(R) .........     --   --      --     --   --      --     265    2      3%
Days Inn(R) ............     --   --      --     --   --      --      96    1      1%
Holiday Inn Express(R)..     159    1       1%   208    2       3%    78    1      1%
Best Western(R) ........     --   --      --     --   --      --     355    2      4%
Hampton Inn(R) .........     292    2       1% 1,965   16      29%   --   --     --
Comfort Inn(R) .........     --   --      --   1,293    9      19%   --   --     --
Holiday Inn Select(R) ..   1,245    4       5%   244    1       4%   --   --     --
HomewoodSuites(R) ......     --   --      --     461    4       7%   --   --     --
Howard Johnson..........     100    1       1%   --   --      --     --   --     --
Hampton Inn &
 Suites(R)..............     --   --      --     136    1       2%   --   --     --
Fairfield Inn(R) .......     --   --      --     110    1       2%   200    1      2%
                          ------  ---   -----  -----  ---   -----  -----  ---    ---
 Total..................  25,854   99   100.0% 6,800   47   100.0% 9,822   55    100%
                          ======  ===   =====  =====  ===   =====  =====  ===    ===

  Emphasis on Food and Beverage. Management believes popular food and beverage ideas are a critical component in the overall success of a hotel. The Company utilizes its food and beverage operations to create local awareness of its hotel facilities, to improve the profitability of its hotel operations and to enhance customer satisfaction. The Company is committed to competing for patrons with restaurants and catering establishments by offering high-quality restaurants that garner positive reviews and strong local and/or national reputations. The Company has engaged food and beverage experts to develop several proprietary restaurant concepts. The REIT Owned Hotels contain restaurants ranging from Michel Richard's highly acclaimed CITRONELLE(R), to Morgan's(R), a CapStar-designed concept which offers popular, moderately-priced American cuisine. CapStar has also successfully placed national food franchises such as Starbuck's Coffee(R) and "TCBY"(R) Yogurt in casual, delicatessen-style restaurants in several of the REIT Owned Hotels. Popular food concepts will strengthen the Company's ability to attract business travelers and group meetings and improve the name recognition of the Hotels.

  Commitment to Service and Value. The Company is dedicated to providing exceptional service and value to its customers on a consistent basis. The Company conducts extensive employee training programs to ensure personalized service at the highest levels. Programs such as "Be A Star" have been created and implemented by the Company to ensure the efficacy and uniformity of its employee training. The Company's practice of tracking customer comments, through the recording of guest comment cards and the direct solicitation (during check-in and check-out) of guest opinions regarding specific items, allows investment in services and amenities where they are most effective. The Company's focus on these areas has enabled it to attract lucrative group business.

  Distinct Management Culture. The Company will have a distinct management culture that stresses creativity, loyalty and entrepreneurship. Management believes in realistic solutions to problems, and innovation is always encouraged. Incentive programs and awards have been established to encourage individual property managers to seek new ways of increasing revenues and operating cash flow. This creative, entrepreneurial spirit is prevalent from the corporate staff and the general managers down to the operations staff. Individual general managers work closely with the corporate staff and they and their employees are rewarded for achieving target operating and financial goals.

  Computerized Reporting Systems. The Company will employ computerized reporting systems at each of the Hotels and at its corporate offices to monitor the financial and operating performance of the Hotels. Management information services have been fully integrated through the installation of Novell and Unix networks. Management also utilizes programs like Data Plus(R) and cc:Mail(R) to facilitate daily communication. Such programs will enable the Company to create and implement detailed reporting systems at each of the Hotels and its corporate headquarters. Corporate executives will utilize information systems that track each Hotel's daily occupancy, ADR, and revenue from rooms, food and beverage. By having the latest hotel operating information available at all times, management will be better able to respond to changes in the market of each hotel.

PROPERTIES

  The Company maintains its corporate headquarters in Washington, D.C., satellite offices in California, North Carolina and Texas and leases and/or manages hotel properties throughout the United States and Canada. The Company leases its offices. No one hotel property is material to the operation of the Company. A typical Hotel has meeting and banquet facilities, food and beverage facilities and guest rooms and suites.

  The REIT Owned Hotels feature, or after contemplated renovation programs have been completed will feature, comfortable, modern guest rooms, extensive meeting and convention facilities and full-service restaurant and catering facilities that attract meeting and convention functions from groups and associations, upscale business and vacation travelers as well as banquets and receptions from the local community.

  The following table sets forth the 1997 operating information with respect to the hotels owned by the REIT and leased and managed by the Company:

                                                GUEST AVERAGE DAILY  AVERAGE
HOTEL                           LOCATION        ROOMS RATE ("ADR")  OCCUPANCY REV PAR
-----                           --------        ----- ------------- --------- -------
Sheraton Hotel..........  Mesa, AZ               273     $ 89.49      53.6%    47.97
Crowne Plaza Phoenix....  Phoenix, AZ            249       72.83      63.7     46.29
Embassy Suites..........  Tucson, AZ             204       74.39      78.5     58.40
Courtyard by Marriott
 Century City...........  Century City, CA       134      106.02      84.1     89.13
Orange County Airport
 Hilton.................  Irvine, CA             290       85.87      73.0     62.69
Marriott Hotel..........  Los Angeles, CA        469      118.56      60.5     71.73
Courtyard by Marriott
 Marina del Rey.........  Marina del Rey, CA     276       79.78      90.4     72.04
Monterey Hilton.........  Monterey, CA           204      107.33      66.4     71.29
DoubleTree Resort.......  Palm Springs, CA       289       97.45      66.9     65.19
Sacramento Hilton.......  Sacramento, CA         326       86.74      74.4     64.53
Holiday Inn Select Mis-
 sion Valley............  San Diego, CA          317       71.99      72.6     52.25
Sheraton Fisherman's
 Wharf..................  San Francisco, CA      524      133.28      84.5    112.62
Crowne Plaza Park Center
 .......................  San Jose, CA           239      111.80      70.2     78.48
Wyndham San Jose Airport
 Hotel..................  San Jose, CA           356      115.93      59.3     68.76
San Pedro Hilton........  San Pedro, CA          226       61.66      76.3     47.05
Santa Barbara Inn.......  Santa Barbara, CA       71      139.35      79.7    111.06
Holiday Inn.............  Colorado Springs, CO   201       67.16      70.7     47.48
Sheraton Hotel..........  Colorado Springs, CO   502       74.15      72.1     53.46
Embassy Suites Denver...  Englewood, CO          236      103.75      76.2     79.06
Mystic Hotel............  Mystic, CT              77       77.63      58.0     45.06
DoubleTree Bradley Air-
 port...................  Windsor Locks, CT      200       84.27      67.4     56.80
Embassy Row Hilton......  Washington, DC         195      119.63      73.5     87.93
Georgetown Inn..........  Washington, DC          95      137.95      72.4     99.88
The Latham Hotel........  Washington, DC         143      113.32      81.1     91.90
DoubleTree Resort
 Surfside Clearwater
 Beach..................  Clearwater Beach, FL   426      101.12      70.9     71.72
Ramada Inn Gulfview
 Clearwater Beach.......  Clearwater Beach, FL   289       72.85      60.7     44.19
Hilton Hotel Cocoa
 Beach..................  Cocoa Beach, FL        296       83.31      72.2     60.11
Holiday Inn Fort Lauder-
 dale Beach.............  Fort Lauderdale, FL    240       75.95      77.2     58.66
Westin Resort Key Largo.  Key Largo, FL          200      126.87      76.8     97.19
Howard Johnson Resort
 Key Largo..............  Key Largo, FL          100       86.06      83.4     71.77
Courtyard by Marriott
 Disney Village.........  Lake Buena Vista, FL   323      105.41      93.8     98.89
Holiday Inn Madeira
 Beach..................  Madeira Beach, FL      149       77.36      55.8     43.16
Radisson Twin Towers Or-
 lando..................  Orlando, FL            742       81.10      78.5     63.34
Wyndham Safari Resort
 Lake Buena Vista.......  Orlando, FL            490       73.67      66.3     48.81
DoubleTree Hotel Tampa
 Airport................  Tampa, FL              496       64.05      68.3     43.73
DoubleTree Guest Suites
 Atlanta................  Atlanta, GA            155      104.90      61.4     64.42
Westin Atlanta Airport..  Atlanta, GA            496       79.18      75.5     59.78
Jekyll Inn..............  Jekyll Island, GA      265       63.15      46.6     29.43
Radisson Hotel Arlington
 Heights................  Arlington Heights, IL  201       81.72      74.5     60.88
Radisson Hotel & Suites.  Chicago, IL            341      134.71      81.2    109.38
Holiday Inn Chicago
 O'Hare International
 Airport................  Rosemont, IL           507       99.15      78.6     77.89
Radisson Hotel..........  Schaumburg, IL         202       83.59      75.9     63.44

                                                  GUEST         AVERAGE
HOTEL                               LOCATION      ROOMS  ADR   OCCUPANCY REV PAR
-----                               --------      ----- ------ --------- -------
DoubleTree Guest Suites......  Indianapolis, IN    137   87.05   71.0     61.81
Radisson Plaza...............  Lexington, KY       367   77.76   62.1     48.29
Seelbach Hilton..............  Louisville, KY      321  109.73   62.9     69.02
Holiday Inn Select New Or-
 leans International Airport.  Kenner, LA          304   84.29   74.8     63.03
Lafayette Hilton & Towers....  Lafayette, LA       328   73.65   72.8     53.62
Hotel Maison de Ville........  New Orleans, LA      23  260.56   68.7    179.09
Holiday Inn Annapolis........  Annapolis, MD       220   82.51   59.4     49.00
Radisson Cross Keys..........  Baltimore, MD       146   89.63   72.6     65.07
Sheraton Columbia............  Columbia, MD        289   90.72   69.8     63.32
Holiday Inn Express BWI Air-
 port........................  Hanover, MD         159   65.10   83.0     54.02
Hampton Inn Ocean City.......  Ocean City, MD      168   85.21   47.3     40.32
Metro Airport Hilton Suites..  Detroit, MI         151   81.37   85.7     69.73
Hilton Airport Hotel Grand
 Rapids......................  Grand Rapids, MI    226   84.38   64.7     54.61
Holiday Inn Sports Complex...  Kansas City, MO     163   68.96   71.8     49.51
Holiday Inn Forest Park St.
 Louis.......................  St. Louis, MO       120   70.63   75.3     53.21
Sheraton Airport Plaza.......  Charlotte, NC       226   88.79   69.8     61.98
Courtyard by Marriott Durham.  Durham, NC          146   78.98   73.2     57.82
Hilton Hotel Durham..........  Durham, NC          194   89.23   70.4     62.80
Four Points Hotel............  Cherry Hill, NJ     213   73.72   60.7     44.75
Westin Morristown............  Morristown, NJ      201  126.04   59.3     74.74
Courtyard by Marriott
 Meadowlands.................  Secaucus, NJ        165  103.25   85.9     88.67
Marriott Hotel...............  Somerset, NJ        434  111.62   75.0     83.72
Holiday Inn..................  Tinton Falls, NJ    171   78.89   72.2     56.96
DoubleTree Hotel.............  Albuquerque, NM     294   80.50   67.2     54.10
Wyndham Albuquerque Airport
 Hotel.......................  Albuquerque, NM     276   60.67   75.3     45.70
Radisson Inn Rochester.......  Rochester, NY       171   65.23   72.0     46.95
Radisson Hotel Southwest.....  Cleveland, OH       237   78.06   66.6     51.99
Hilton Hotel Toledo..........  Toledo, OH          213   67.80   67.4     45.71
Westin Oklahoma..............  Oklahoma City, OK   399   80.29   47.8     38.38
Great Valley Sheraton........  Frazer, PA          154  100.44   76.3     76.64
Embassy Suites Center City...  Philadelphia, PA    288  127.64   73.6     93.94
Holiday Inn Select Bucks
 County......................  Trevose, PA         215   89.89   74.4     66.87
Arlington Hilton.............  Arlington, TX       310   85.92   72.2     62.03
Austin Hilton & Towers.......  Austin, TX          320   75.64   72.9     55.14
DoubleTree Hotel.............  Austin, TX          350   88.08   74.9     65.97
Holiday Inn Dallas DFW Air-
 port West...................  Bedford, TX         243   62.53   81.1     50.70
Dallas Renaissance...........  Dallas, TX          289   92.94   53.4     49.63
Radisson Hotel...............  Dallas, TX          305   61.07   74.1     45.25
Sheraton Hotel...............  Dallas, TX          348   64.61   61.4     39.67
Houston Southwest Hilton.....  Houston, TX         293   71.43   68.5     48.93
Marriott Houston West Loop...  Houston, TX         302  103.60   72.6     75.25
Sheraton Houston Brookhollow.  Houston, TX         382   76.85   61.0     46.88
Westchase Hilton & Towers....  Houston, TX         295   95.72   79.5     76.10
Holiday Inn Select Dallas DFW
 Airport South...............  Irving, TX          409   77.92   73.9     57.59
Midland Hilton & Towers......  Midland, TX         249   71.14   54.2     38.56
Salt Lake Airport Hilton.....  Salt Lake City, UT  287   80.05   78.6     62.92
Holiday Inn Historic District
 Alexandria..................  Alexandria, VA      178  101.20   71.8     72.68
Ramada Old Town Alexandria...  Alexandria, VA      258   94.47   62.8     59.36
Arlington Hilton.............  Arlington, VA       209  110.31   78.3     86.37
National Airport Hilton......  Arlington, VA       386   96.78   67.3     65.13
Hampton Inn Richmond Airport.  Richmond, VA        124   66.63   81.8     54.51
Holiday Inn Richmond West....  Richmond, VA        280   59.67   60.9     36.36
Bellevue Hilton..............  Bellevue, WA        180  110.38   79.3     87.53
Crowne Plaza Madison.........  Madison, WI         227   91.48   74.3     67.98
Holiday Inn Calgary Airport..  Calgary, Alberta    170   51.34   72.2     37.07
Sheraton Hotel...............  Guildford, B.C.     280   72.85   74.8     54.49
Holiday Inn-Metrotown........  Vancouver, B.C.     100   75.03   87.8     65.88
Ramada Vancouver Centre......  Vancouver, B.C.     118   75.00   81.8     61.35

THE PARTICIPATING LEASES

  Prior to the effective date of the Merger, MeriStar Hotels, operating through Hotels OP, will enter into a lease with the REIT or its respective subsidiary (a "Participating Lease") for each CapStar Owned Hotel. In addition, the Company will enter into amended and restated Participating Leases with the REIT for each of the AGH Owned Hotels that is currently leased by AGH Leasing, which will conform the Participating Leases for the applicable AGH Owned Hotels with the Participating Leases for the CapStar Owned Hotels, except that (a) the base rent and percentage rent for each Participating Lease of an applicable AGH Owned Hotel will not be modified and (b) the initial term of each Participating Lease of an applicable AGH Owned Hotel will not be modified.

  The obligations of Hotels OP under each Participating Lease will be guaranteed by MeriStar Hotels.

 TERM

  Each Participating Lease of an AGH Owned Hotel provides for an initial term of 12 years commencing on the date on which the hotel was acquired. Each Participating Lease of a CapStar Owned Hotel provides for an initial term of 12 years commencing on the effective date of the Merger. Each Participating Lease of an AGH Owned Hotel will be modified to provide, and each Participating Lease of a CapStar Owned Hotel will provide, MeriStar Hotels with three renewal options of five years each (except in the case of Properties with ground leases having a remaining term of less than 40 years) provided that (a) MeriStar Hotels will not have the right to a renewal if there shall have occurred a change in the tax law which would permit the REIT to operate the hotel directly; (b) if MeriStar Hotels shall elect not to renew a Participating Lease for any REIT Owned Hotel, then the REIT shall have the right to reject the exercise of a renewal right on a Participating Lease of a comparable hotel; and (c) the rent for each renewal term shall be adjusted to reflect the then fair market rental value of the hotel. If the REIT and MeriStar Hotels are unable to agree upon the then fair market rental value of the hotel, the Participating Lease will terminate upon the expiration of the then current term and MeriStar Hotels shall thereupon have a right of first refusal to lease the hotel from the REIT on such terms as the REIT may have agreed upon with a third-party lessee.

 BASE RENT; PARTICIPATING RENT; ADDITIONAL CHARGES

  Each Participating Lease requires the lessee to pay (i) fixed monthly base rent, (ii) on a monthly basis, the excess of participating rent over base rent, with participating rent based on certain percentages of room revenue, food and beverage revenue and telephone and other revenue at each hotel, and
(iii) certain other amounts, including interest accrued on any late payments or charges ("Additional Charges"). Base rent and participating rent departmental thresholds (departmental revenue on which the rent percentage is based) are increased annually by a percentage equal to the percentage increase in the consumer price index ("CPI") (CPI percentage increase plus 0.75% in the case of the participating rent departmental revenue threshold) compared to the price year. Base rent is payable monthly in arrears. Participating rent is payable in arrears based on a monthly schedule adjusted to reflect the seasonal variations in the hotel's revenue. Participating rent payments during each calendar quarter will be adjusted at the end of each quarter to reflect actual results.

  Other than real estate and personal property taxes and assessments, rent payable under ground leases, casualty insurance, including loss of income insurance, capital impositions and capital replacements and refurbishments (determined in accordance with generally accepted accounting principles), which are obligations of the REIT, the Participating Leases require the Lessee to pay rent, liability insurance, all costs and expenses and all utility and other charges incurred in the operation of the hotels. The Participating Leases also provide for rent reductions and abatements in the event of damage or destruction or a partial taking of any hotel.

  The Participating Leases also provide for a rental adjustment under certain circumstances in the event of (a) a major renovation of the hotel, (b) a change in the franchisor of the hotel or (c) a major change in operations at the hotel.

 LESSEE CAPITALIZATION

  The Participating Leases require Hotels OP (or MeriStar Hotels as guarantor of the Participating Leases) to maintain a book net worth of not less than $25,000,000. Further, commencing January 1, 1999, for so long as the tangible net worth of Hotels OP (or MeriStar Hotels as guarantor of the Participating Leases) is less than 17.5% of the aggregate rents payable under the Participating Leases for the prior calendar year, Hotels OP (or MeriStar Hotels as guarantor of the Participating Leases) is prohibited from paying dividends or making distributions other than dividends or distributions made for the purpose of permitting the partners of Hotels OP to pay taxes on the taxable income of Hotels OP attributable to its partners plus any required preferred distributions to partners.

 TERMINATION

  The REIT will have the right to terminate the applicable Participating Lease upon the sale of a hotel to a third-party or, upon the REIT's determination not to rebuild after a casualty, upon payment to MeriStar Hotels of the fair market value of the leasehold estate. The fair market value of the leasehold estate will be determined by discounting to present value at a discount rate of 10% per annum the cash flow for each remaining year of the then current lease term, which cash flow will be deemed to be the cash flow realized by MeriStar Hotels under the applicable Participating Lease for the 12-month period preceding the termination date. The REIT will receive a credit against any such termination payments an amount equal to any outstanding "New Lease Credits" which shall mean the projected cash flow (determined on the same basis as the termination payment) of any new Participating Leases entered into between the REIT and Hotels OP or MeriStar Hotels after the Effective Date for the initial term of such new Participating Lease amortized on a straight-line basis over a period of 72 months commencing on the commencement of the new Participating Lease.

 PERFORMANCE STANDARDS

  The REIT will have the right to terminate the applicable Participating Lease if, in any calendar year, the gross revenues from a hotel are less than 95% of the projected gross revenues for such year as set forth in the applicable budget unless (a) MeriStar Hotels can reasonably demonstrate that the gross revenue shortfall was caused by general market conditions beyond MeriStar Hotels' control or (b) MeriStar Hotels "cures" the shortfall by paying to the REIT the difference between the rent that would have been paid to the REIT had the property achieved gross revenues of 95% of the budgeted amounts and the rent paid based on actual gross revenues. MeriStar Hotels will not have such cure right for more than two consecutive years.

  The Participating Leases also require that Hotels OP spend in each calendar year at least 95% of the amounts budgeted for marketing expenses and for repair and maintenance expenses.

 ASSIGNMENT AND SUBLEASING

  MeriStar Hotels will not have the right to assign a Participating Lease or sublet a hotel without the prior written consent of the REIT. For purposes of the Participating Lease, a change in control of MeriStar Hotels will be deemed an assignment of the Participating Lease and will require the REIT's consent, which may be granted or withheld in its sole discretion.

LEGAL PROCEEDINGS

  In the course of the Company's normal business activities, various lawsuits, claims and proceedings have been or may be instituted or asserted against the Company. Based on currently available facts, management believes that the disposition of matters that are pending or asserted will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

                              THE RIGHTS OFFERING

  MeriStar Hotels is distributing the Rights to holders of record of (a) the REIT Common Stock and/or (b) the REIT OP Units (other than REIT OP Units held by the REIT or any of its subsidiaries) as of the Record Date. Each Rightholder will receive one sixth of a Right for each share of REIT Common Stock and/or each REIT OP Unit so held. Each whole Right will be exercisable for one share of Common Stock. Although fractional Rights will be issued to Rightholders, the Company reserves the right, in its sole discretion, to pay cash in lieu of fractional shares of Common Stock that would otherwise be issued or issuable in respect of fractional Rights exercised by Rightholders, based on a value per whole share of Common Stock equal to the closing price of the Common Stock on the Principal Market on the Expiration Date. Any such cash payment will be made to the applicable Rightholder at the same time that shares of Common Stock are issued in respect of whole Rights exercised by Rightholders. Fractional Rights can only be exercised concurrently with the exercise of whole Rights. The Company intends to pay cash in lieu of all such fractional shares of Common Stock.

EXPIRATION DATE

  The Rights will be exercisable at any time following 5:00 p.m., New York City time, on the last day of the Measurement Period until the Expiration Date. After the Expiration Date, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below. Notice of any extension of the Expiration Date will be made through a press release issued by the Company.

SUBSCRIPTION PRIVILEGE

  Each whole Right will entitle the Rightholder (but not a subsequent transferee of the REIT Common Stock and/or REIT OP Units held by such Rightholder on the Record Date) to purchase one share of Common Stock at the Subscription Price. Certificates representing shares of Common Stock purchased pursuant to the Subscription Privilege will be delivered to subscribers as soon as practicable after the fourth business day following the Expiration Date.

CONDITIONS TO SALE OF SHARES

  The issuance of shares of Common Stock pursuant to the exercise of the Subscription Privilege is conditioned upon the consummation of the Spin-Off, the Merger and the transactions contemplated by the Lessee-Manager Acquisition Agreement prior to the closing of the Rights Offering. See "The Merger and the Spin-Off." The Company also reserves the right, at its sole option, to cancel the Rights Offering if the Subscription Price is less than .. All amounts received by the Subscription Agent pursuant to the exercise of Rights will be held in a non-interest-bearing escrow account until the completion of the Rights Offering. If the Rights Offering is not completed, all funds received by the Subscription Agent in payment of the Subscription Price and held in escrow by the Subscription Agent will be returned by mail without interest or deduction as soon as practicable following the termination or expiration of the Rights Offering.

EXERCISE OF RIGHTS

  Rights may be exercised by Rightholders by delivering to the Subscription Agent, at or prior to the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights with any required signatures guaranteed, together with payment in full of the Subscription Price for each share subscribed for pursuant to the Subscription Privilege. Such payment in full must be by (a) check or bank draft drawn upon a United States bank or postal, telegraphic or express money order payable to Continental Stock Transfer & Trust Company, as Subscription Agent, or (b) wire transfer of funds to the account maintained by the Subscription Agent for such purpose at 2 Broadway, New York, New York 10004, The Chase Manhattan Bank Account No. 001021389; ABA No. 021000021. Any wire transfer of funds should clearly indicate the identity of the subscriber who is paying the Subscription Price by the wire transfer. The Subscription Price will be deemed to have been received by the Subscription Agent only upon (i) clearance of any uncertified check, (ii) receipt by the Subscription Agent of any certified check or bank draft drawn upon a United States bank or of any postal, telegraphic or express money order or (iii) receipt of good funds in the Subscription Agent's account designated above. IF PAYING BY UNCERTIFIED PERSONAL CHECK, PLEASE NOTE THAT THE FUNDS PAID THEREBY MAY TAKE UP TO FIVE BUSINESS DAYS TO CLEAR. ACCORDINGLY, RIGHTHOLDERS WHO WISH TO PAY THE SUBSCRIPTION PRICE BY MEANS OF UNCERTIFIED PERSONAL CHECK ARE URGED TO MAKE PAYMENT SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO ENSURE THAT SUCH PAYMENT IS RECEIVED AND CLEARS BY SUCH DATE AND ARE URGED TO CONSIDER PAYMENT BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

  The address to which the Subscription Certificates and payment of the Subscription Price should be delivered is:

      Continental Stock Transfer & Trust Company
      2 Broadway
      New York, New York 10004
      Telephone: (212) 509-4000

  If a Rightholder wishes to exercise Rights, but time will not permit such Rightholder to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

    (1) such Rightholder has caused payment in full of the Subscription Price for each share being subscribed for pursuant to the Subscription Privilege to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;

    (2) the Subscription Agent receives, on or prior to the Expiration Date, a guarantee notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions as to Use of Subscription Certificates and International Holder Subscription Forms (the "Instructions") distributed with the Subscription Certificates, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. (the "NASD"), or from a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"), stating the name of the exercising Rightholder, the number of Rights represented by the Subscription Certificate or Subscription Certificates held by such exercising Rightholder, the number of shares being subscribed for pursuant to the Subscription Privilege, and guaranteeing the delivery to the Subscription Agent of any Subscription Certificate evidencing such Rights within three Trading Days following the date of the Notice of Guaranteed Delivery; and

    (3) the properly completed Subscription Certificate evidencing the Rights being exercised, with any required signatures guaranteed, is received by the Subscription Agent within three Trading Days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the address set forth above, or may be transmitted to the Subscription Agent by telegram or facsimile transmission (telecopy no. (212) 509-4000. Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Subscription Agent, at the address set forth above.

  A Rightholder who purchases less than all of the shares of Common Stock represented by such Rightholder's Subscription Certificate will receive from the Subscription Agent a new Subscription Certificate representing the balance of the unsubscribed Rights, to the extent the Subscription Agent is able to reissue a Subscription Certificate prior to the Expiration Date.

  Unless a Subscription Certificate (1) provides that the shares of Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the Rightholder or (2) is submitted for the account of an Eligible Institution, signatures on such Subscription Certificate must be guaranteed by an Eligible Institution.

  Rightholders who hold Rights for the account of others, such as brokers, trustees or depositaries for securities, should provide a copy of this Prospectus to the respective beneficial owners of such Rights as soon as possible, ascertain such beneficial owners' intentions and obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record Rightholder should complete Subscription Certificates and submit them to the Subscription Agent with the proper payment. In addition, beneficial owners of Rights held through such a Rightholder should contact the Rightholder and request the Rightholder to effect transactions in accordance with the beneficial owner's instructions. Beneficial holders should be aware that brokers or other record Rightholders may establish deadlines for receiving instructions from beneficial holders significantly in advance of the Expiration Date.

  The instructions accompanying the Subscription Certificates should be read carefully and followed in detail.

  The Company anticipates that the exercise of the Subscription Privilege may be effected through the facilities of The Depository Trust Company.

  DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE COMPANY, AGH, CAPSTAR OR ANY OF THEIR AFFILIATES, BUT RATHER SEND THEM TO THE SUBSCRIPTION AGENT AS REFERENCED ABOVE.

  THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTHOLDERS, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT AT OR PRIOR TO THE EXPIRATION DATE. BECAUSE UNCERTIFIED, PERSONAL CHECKS MAY TAKE UP TO FIVE BUSINESS DAYS TO CLEAR, RIGHTHOLDERS ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

  All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. The Company reserves the right to reject any purchases not properly submitted or the acceptance of which would, in the opinion of its counsel, be unlawful. Neither the Company nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

  Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery should be directed to the Subscription Agent.

NO REVOCATION

  ONCE A RIGHTHOLDER HAS EXERCISED THE SUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED.

RIGHTS NOT TRANSFERABLE

  The Rights may be not be transferred. The Rights will entitle only a Rightholder (but not a subsequent transferee of the REIT Common Stock and/or REIT OP Units held by such Rightholder on the Record Date) to purchase shares of Common Stock at the Subscription Price. In the event that Rightholders transfer REIT Common Stock and/or REIT OP Units owned by them as of the Record Date, they will remain the owners of Rights issued in respect of such shares of REIT Common Stock and/or such REIT OP Units.

  None of the Company nor the Subscription Agent nor any of their affiliates will have any liability to a purported transferee or transferor of Rights in connection with any purported transfer. Except for the fees charged by the Subscription Agent (which will be paid by the Company), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the exercise of Rights will be for the account of the Rightholder, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

FOREIGN AND CERTAIN OTHER RIGHTHOLDERS

  Subscription Certificates will not be mailed to Rightholders whose addresses are outside the United States or who have an APO or FPO address, but will be held by the Subscription Agent for their account. To exercise or sell Rights, such Rightholders must notify the Subscription Agent by completing an International Holder Subscription Form, which will be delivered to such Rightholders (except those located in the United Kingdom) in lieu of a Subscription Certificate, and sending it by mail or telecopy to the Subscription Agent at the address and telecopy number specified above. Rightholders located in the United Kingdom will not initially be provided with International Holder Subscription Forms.

  The distribution of this Prospectus and the offering of the Rights and the shares of Common Stock in certain jurisdictions may be restricted by law. No action has been taken by MeriStar Hotels that would permit an offering of the Rights or such shares or the circulation or distribution of this Prospectus or any offering material in relation to the Company, the Rights or such shares in any country outside the United States where action for that purpose is required. Persons into whose possession this Prospectus comes are required by the Company to inform themselves about and to observe any such restrictions.

FEDERAL INCOME TAX CONSEQUENCES

  The following summary describes the material United States federal income tax considerations affecting Rightholders in the Rights Offering. This summary is based upon laws, regulations, rulings, and decisions currently in effect. This summary does not discuss all aspects of federal taxation that may be relevant to a particular investor or to certain types of investors subject to special treatment under the federal tax laws (for example, banks, dealers in securities, life insurance companies, tax-exempt organizations, and foreign persons), nor does it discuss any aspect of state, local, or foreign tax laws. In the opinion of Paul, Weiss, Rifkind, Wharton & Garrison ("Special Tax Counsel"), the following discussion accurately reflects the material federal income tax consequences of the Rights Offering to the Rightholders.

  RIGHTHOLDERS SHOULD THEREFORE CONSULT THEIR OWN TAX ADVISORS CONCERNING THEIR INDIVIDUAL TAX SITUATIONS AND THE TAX CONSEQUENCES OF THE RIGHTS OFFERING UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, AND UNDER ANY APPLICABLE STATE, LOCAL, OR FOREIGN TAX LAWS.

FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF CAPSTAR COMMON STOCK

 DISTRIBUTION OF RIGHTS TO HOLDERS OF CAPSTAR COMMON STOCK

  Although the matter is not entirely free from doubt, in the opinion of Special Tax Counsel because the Rights Offering is an integral part of a series of related transactions culminating in the Merger, the distribution of Rights to holders of CapStar Common Stock should constitute taxable boot received in the Merger (as described in "The Merger and the Spin-Off-- Restructuring and Spin-Off"). The distribution of the Common Stock of MeriStar Hotels should also constitute taxable boot received in the Merger.

  As a result, holders of CapStar Common Stock will recognize gain in the Merger equal to the lesser of (i) the fair market value of the Rights and the Common Stock of MeriStar Hotels received by such stockholder and (ii) the fair market value of the Common Stock of the REIT, the Common Stock of MeriStar Hotels and the Rights received in the Merger minus the adjusted tax basis of such stockholder in its CapStar Common Stock exchanged therefor. The amount of gain recognized by holders of CapStar Common Stock that "has the effect of the distribution of a dividend" will be treated as ordinary dividend income to the extent of the stockholder's ratable share of the undistributed earnings and profits of CapStar as of the effective time of the Merger, and any excess will be treated as gain from the exchange of property. Such gain will be capital gain if such shares of CapStar Common Stock were held as a capital asset at the effective time of the Merger.

  In general, the determination as to whether the gain recognized by a CapStar stockholder in the Merger will be treated as capital gain or dividend income depends upon whether and to what extent the transactions related to the Merger will be deemed to reduce the stockholder's percentage ownership of the REIT following the Merger. For purposes of that determination, the stockholder is treated as if it first exchanged all of its shares of CapStar Common Stock solely for Common Stock of the REIT and then the REIT immediately redeemed (the "deemed redemption") a portion of such Common Stock of the REIT in exchange for the boot the stockholder actually received. If, under section 302 of the Code, the deemed redemption is "substantially disproportionate" with respect to a CapStar stockholder, the gain recognized will be treated as capital gain. One requirement that must be met in order for the deemed redemption to be "substantially disproportionate" is that the percentage of the outstanding voting stock of the REIT following the Merger and the deemed redemption considered owned by the stockholder is less than 80% of the percentage of the outstanding voting stock of the REIT considered owned by the stockholder following the Merger but immediately before the deemed redemption. Based on calculations of the relative values of the Common Stock of the REIT, the Common Stock of MeriStar Hotels and the Rights to be received by holders of CapStar Common Stock, it is anticipated that the deemed redemption will not be "substantially disproportionate" with respect to holders of CapStar Common Stock. Accordingly, unless a CapStar shareholder qualifies for the exception described below, the gain recognized by such shareholder will be taxed as dividend income to the extent of the accumulated earnings and profits of CapStar at the time of Merger.

  However, section 302 of the Code also provides that if the deemed redemption is "not essentially equivalent to a dividend" with respect to the stockholder, then any gain recognized by the stockholder in the transaction will be capital gain. In general, in order for the deemed redemption to be "not essentially equivalent to a dividend", the deemed redemption must result in a "meaningful reduction" in the stockholder's deemed percentage stock ownership of the REIT following the Merger. That determination generally requires a comparison of
(i) the percentage of the outstanding stock of the REIT the stockholder is considered to have owned immediately before the deemed redemption and (ii) the percentage of the outstanding stock of the REIT the stockholder owns immediately after the deemed redemption. The Internal Revenue Service has indicated in a published ruling that, in the case of a small minority holder of a publicly-held corporation who exercises no control over corporate affairs, a reduction in the holder's proportionate interest in the corporation from .0001118% to .0001081% would constitute a meaningful reduction.

  In applying the foregoing tests, under the attribution rules of section 318 of the Code, a stockholder is deemed to own (i) stock owned and, in some cases, constructively owned by family members, by certain estates and trusts of which the stockholder is a beneficiary and by certain affiliated entities and (ii) stock subject to an option actually or constructively owned by the stockholder or such other persons. As the determination as to whether a CapStar stockholder has recognized capital gain with respect to the receipt of the Rights is complex, each stockholder that believes that it might qualify for capital gain treatment under the above rules is urged to consult its tax advisor with respect to such determination.

  To the extent that the gain recognized by a holder of CapStar Common Stock "has the effect of the distribution of a dividend", the amount that will be treated as ordinary dividend income will depend on the earnings and profits of CapStar at the effective time of the Merger. Earnings and profits immediately prior to the effective time of the Merger will be increased by an amount equal to the sum of the fair market value of the Rights and the excess of the fair market value of the Common Stock of MeriStar Hotels over CapStar's tax basis in such stock.

  If the distribution of the Rights instead was treated as a distribution of property under Section 301 of the Code, an amount equal to the fair market value of the Rights on the date of distribution would be treated as a dividend to the extent of the current and accumulated earnings and profits of CapStar on such date, including earnings and profits resulting from the distribution of the Rights, as described in the preceding paragraph. Any amount in excess of the earnings and profits of CapStar would be treated first as a tax-free return of capital, reducing the stockholder's tax basis in its CapStar Common Stock, and any amount in excess of tax basis would be taxable as gain from sale or exchange of such stockholder's shares of CapStar Common Stock. Such gain would be capital gain if such stockholder's shares of CapStar Common Stock were held as a capital asset on the date of distribution.

  The tax basis of a CapStar stockholder in the Rights received in the distribution will be the fair market value of such Rights, and the holding period for such Rights will begin on the date of the distribution.

  Whether the Rights Offering is treated as a distribution of boot in a reorganization or as a dividend, CapStar will recognize gain on the distribution of the Rights in an amount equal to the fair market value of such Rights at the time of the distribution. No gain or loss will be recognized by MeriStar as a result of the distribution of the Rights in the Rights Offering.

 EXERCISE OF RIGHTS BY HOLDERS OF CAPSTAR COMMON STOCK

  Holders of CapStar Common Stock will not recognize gain or loss upon the exercise of the Rights. Such holders who receive shares of MeriStar Hotels Common Stock upon such exercise will take a tax basis in those shares equal to the sum of the price paid on exercise and the Rightholder's tax basis in the Rights.

 LAPSE OF RIGHTS BY HOLDERS OF CAPSTAR COMMON STOCK

  Holders of CapStar Common Stock who fail to exercise their Rights prior to the Expiration Date will be deemed to have sold their Rights on that date for an amount equal to zero. Assuming the Rights are held as capital assets, such holders will recognize a short-term capital loss equal to their adjusted tax basis in the Rights upon failure to exercise such Rights.

FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF AGH COMMON STOCK

 DISTRIBUTION OF RIGHTS TO HOLDERS OF AGH COMMON STOCK

  Although the matter is not free from doubt, in the opinion of Special Tax Counsel, because the Rights Offering is an integral part of a series of related transactions culminating in the Merger, including the recapitalization in which the AGH shareholders exchange their shares for shares of the REIT, the distribution of Rights should constitute boot received in the AGH recapitalization.

  As a result, a holder of AGH Common Stock will recognize gain equal to the lesser of (i) the fair market value of the Rights received by such stockholder or (ii) the fair market value of the Common Stock of the REIT, and of the Rights minus the adjusted tax basis of such stockholder in its AGH Common Stock exchanged therefor. The amount of gain recognized by a holder of AGH Common Stock that "has the effect of the distribution of a dividend" will be treated as ordinary dividend income to the extent of the stockholder's ratable share of the undistributed earnings and profits of AGH as of the effective time of the Merger and any excess will be treated as gain from the exchange of property. Such gain will be capital gain if such shares of AGH Common Stock were held as a capital asset at the effective time of the Merger.

  In general, the determination as to whether the gain so recognized by an AGH stockholder will be treated as capital gain or dividend income depends upon whether and to what extent the transactions related to the Merger will be deemed to reduce the stockholder's percentage ownership of the REIT following the Merger. For purposes of that determination, the stockholder is treated as if it first exchanged all of its shares of AGH Common Stock solely for Common Stock of the REIT and then the REIT immediately redeemed (the "deemed redemption") a portion of such Common Stock of the REIT in exchange for the boot the stockholder actually received. If, under section 302 of the Code, the deemed redemption is "substantially disproportionate" with respect to a AGH stockholder, the gain recognized will be treated as capital gain. One requirement that must be met in order for the deemed redemption to be "substantially disproportionate" is that the percentage of the outstanding voting stock of the REIT following the Merger and the deemed redemption considered owned by the stockholder is less than 80% of the percentage of the outstanding voting stock of the REIT considered owned by the stockholder following the Merger but immediately before the deemed redemption. Although the matter is not free from doubt, in determining whether this test is satisfied, the reduction in percentage interests of the AGH stockholder as a result of the issuance of additional shares of the REIT to former CapStar stockholders in the Merger should be taken into account. Based on calculations of the relative values of the Common Stock of the REIT, the Rights to be received by holders of AGH Common Stock and the amount of stock to be issued to former CapStar stockholders in the Merger, it is anticipated that the deemed redemption will be "substantially disproportionate" with respect to holders of AGH Common Stock. Accordingly, the gain recognized by such shareholder will be taxed as a capital gain.

  In applying the foregoing tests, under the attribution rules of section 318 of the Code, a stockholder is deemed to own (i) stock owned and, in some cases, constructively owned by family members, by certain estates and trusts of which the stockholder is a beneficiary and by certain affiliated entities and (ii) stock subject to an option actually or constructively owned by the stockholder or such other persons. As the determination as to whether an AGH stockholder has recognized capital gain with respect to the receipt of the Rights is complex, each stockholder that believes that it might qualify for capital gain treatment under the above rules is urged to consult its tax advisor with respect to such determination.

  If the distribution of the Rights instead was treated as a distribution of property under Section 301 of the Code, an amount equal to the fair market value of the Rights on the date of distribution would be treated as a dividend to the extent of the current and accumulated earnings and profits of AGH on such date, including earnings and profits resulting from the distribution of the Rights. The earnings and profits of AGH immediately prior to the effective time of the Merger would be increased by an amount equal to the fair market value of the Rights. Any amount in excess of the earnings and profits of AGH would be treated first as a tax-free return of capital, reducing the stockholder's tax basis in its AGH Common Stock, and any amount in excess of tax basis would be taxable as gain from sale or exchange of such stockholder's shares of AGH Common Stock. Such gain would be capital gain if such stockholder's shares of AGH Common Stock were held as a capital asset on the date of distribution.

  The tax basis of an AGH stockholder in the Rights received in the distribution will be the fair market value of such Rights, and the holding period for such Rights will begin on the date of the distribution.

  Whether the Rights Offering is treated as a distribution of boot in a reorganization or as a dividend, AGH will recognize gain on the distribution of the Rights in an amount equal to the fair market value of such Rights at the time of the distribution.

 EXERCISE OF RIGHTS BY HOLDERS OF AGH COMMON STOCK

  Holders of AGH Common Stock will not recognize gain or loss upon the exercise of the Rights. Such holders who receive shares of MeriStar Hotels Common Stock upon such exercise will take a tax basis in those shares equal to the sum of the price paid on exercise and the Rightholder's tax basis in the Rights.

 LAPSE OF RIGHTS BY HOLDERS OF AGH COMMON STOCK

  Holders of AGH Common Stock who fail to exercise their Rights prior to the Expiration Date will be deemed to have sold their Rights on that date for an amount equal to zero. Assuming the Rights are held as capital assets, such holders will recognize a short-term capital loss equal to their adjusted tax basis in the Rights upon failure to exercise such Rights.

FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF REIT OP UNITS

 DISTRIBUTION TO HOLDERS OF REIT OP UNITS

  Although the matter is not free from doubt, in the opinion of Special Tax Counsel the distribution of the Rights by MeriStar Hotels to holders of REIT OP Units in their capacity as such should not initially be a taxable event to the recipient.

 EXERCISE OF RIGHTS BY HOLDERS OF REIT OP UNITS

  Although there is not published authority directly on point, based upon internal IRS memoranda, holders of REIT OP Units who exercise their Rights will recognize ordinary taxable income in an amount equal to the fair market value of such Rights on the date of exercise. Such holders would take a tax basis in such shares received upon exercise equal to the exercise price paid under the Rights Offering and the amount of ordinary income recognized upon exercise as described herein.

 LAPSE OF RIGHTS BY HOLDERS OF REIT OP UNITS

  Holders of REIT OP Units who fail to exercise their Rights prior to the Expiration Date should recognize no income, gain or loss upon the lapse of such Rights unexercised.

 RISK OF RECHARACTERIZATION TO HOLDERS OF REIT OP UNITS

  Although MeriStar Hotels, the REIT and the REIT Operating Partnership intend to take the position that the issuance of the Rights will be characterized for federal income tax purposes as described above, it is possible that the IRS might recharacterize the Rights Offering. For example, it is possible the IRS could view the REIT Operating Partnership as the distributor of the Rights. If this were the case, the distribution of the Rights to holders of REIT OP Units would be treated as a partnership distribution of marketable securities so that such unit-holder would have to recognize capital gain to the extent that the fair market value of the Rights as of the date of distribution exceeds such holder's basis in such units. Under such a view, holders of REIT OP Units would take a basis in the Rights equal to the fair market value of the Rights as of the date of distribution.

  If the offering were recharacterized in this way, holders of REIT OP Units would not recognize further gain or loss upon the exercise of their Rights. Assuming such Rights were held as capital assets, holders of REIT OP Units would recognize a short-term capital loss equal to their adjusted tax basis in the Rights upon failure to exercise such Rights.

                                  MANAGEMENT

  MeriStar Hotels was recently formed. None of the Company's executive officers has yet received compensation from or on behalf of MeriStar Hotels since its formation. The Company intends to enter into employment agreements with certain executive officers and will pay a salary and/or other compensation to such executive officers for their services in such capacities as set forth below under "Executive Compensation." Options have been, and in the future may be, granted to executive officers. See "Stock Option Grants."

THE BOARD OF DIRECTORS

  The Board of Directors will be divided into three classes of directors. The inital term of the first, second and third classes expires in 2001, 2002 and 2003, respectively. Directors of each class will be elected for three-year terms upon the expiration of the initial class terms, and, beginning in 2001 and each year thereafter, each class of directors will be elected by the stockholders. As of the date of this Prospectus, the following individuals are expected to become directors of MeriStar Hotels:

                                                      WILL SERVE AS A
                                                        DIRECTOR OF
             NAME, PRINCIPAL OCCUPATION               MERISTAR HOTELS
               AND BUSINESS EXPERIENCE                   BEGINNING    AGE CLASS
             --------------------------               --------------- --- -----
DANIEL L. DOCTOROFF..................................      1998        39    I
 Daniel L. Doctoroff has been a Director of CapStar
 since 1996, a Managing Director of Oak Hill
 Partners, Inc., the investment advisor to several
 private investment funds (including Acadia Partners,
 L.P.), and its predecessor since August 1987; Vice
 President and Director of Acadia Partners MGP, Inc.
 since March 1992; Vice President of Keystone, Inc.
 since March 1992; and a Managing Partner of
 Insurance Partners Advisors, L.P. since February
 1994. All of such entities are affiliates of Acadia
 Partners. Mr. Doctoroff is also a Director of Bell &
 Howell Holdings Company, Kemper Corporation and
 Specialty Foods Corporation.
KENT R. HANCE........................................      1998        55   II
 Kent R. Hance has been a director of AGH since July
 1996. Since 1994, Mr. Hance has been a law partner
 in the firm Hance, Scarborough, Woodward & Weisbart,
 L.L.P., Austin, Texas, and from 1991 to 1994, he was
 a law partner in the firm of Hance and Gamble. From
 1985 to 1987, he was a law partner with Boyd, Viegal
 and Hance. Mr. Hance also served as a member of the
 Texas Railroad Commission from 1987 until 1991 and
 as its Chairman from 1989 until 1990. From 1979 to
 1985, he served as a member of the United States
 Congress. In addition, Mr. Hance served as a State
 Senator in the State of Texas from 1975 to 1979 and
 was a professor of business law at Texas Tech
 University from 1969 to 1973.
STEVEN D. JORNS......................................      1998        49    I
 Steven D. Jorns has been the Chairman of the Board
 of Directors, Chief Executive Officer and President
 of AGH since April 1996. Mr. Jorns is the founder
 of, and has served since its formation in 1981 as
 Chairman of the Board of Directors, Chief Executive
 Officer and President of, AGHI, a hotel management
 company. Prior to forming AGHI, Mr. Jorns spent
 seven years with an affiliate of General Growth
 Companies overseeing that company's hotel portfolio.
 Prior to that, Mr. Jorns was associated with
 Hospitality Motor Inns, a division of Standard Oil
 of Ohio, and held marketing positions with Holiday
 Inns, Inc.

                                                      WILL SERVE AS A
                                                        DIRECTOR OF
             NAME, PRINCIPAL OCCUPATION               MERISTAR HOTELS
              AND BUSINESS EXPERIENCE                    BEGINNING    AGE CLASS
             --------------------------               --------------- --- -----
JOSEPH MCCARTHY.....................................       1998        65    I
 Joseph McCarthy has been retired since 1994 and has
 been a Director of CapStar since 1996. From 1993 to
 1994 he served as Chairman of the Board for Motel
 6. From 1985 to 1993, he served as President and
 Chief Executive Officer for Motel 6. From 1980 to
 1985, he served as President and Chief Executive
 Officer of Lincoln Hotels. From 1976 to 1980, he
 served as President and Chief Executive Officer of
 Quality Inns International. Prior to that, from
 1971 to 1976, he served as Senior Vice President of
 the Sheraton Corporation.
DAVID E. MCCASLIN...................................       1998        41  III
 David E. McCaslin has been a Director of CapStar
 since 1996. He has served as Chief Operating
 Officer of CapStar since 1994. Mr. McCaslin joined
 CapStar in 1987 as a General Manager and was named
 Vice President of Operations in 1988. From 1985 to
 1987, Mr. McCaslin served as General Manager for
 Lincoln Hotels. Prior to that, from 1979 to 1985,
 he worked for Westin Hotels in various capacities,
 including Assistant General Manager, Rooms Division
 Manager and Food & Beverage Manager.
JAMES MCCURRY.......................................       1998        49  III
 James McCurry became a director of AGH in July
 1996. Since July 1997, Mr. McCurry has been a
 Partner at Bain & Company, an international
 management consulting firm specializing in
 corporate strategy. Mr. McCurry served from
 December 1994 through December 1996 as Chief
 Executive Officer of NeoStar Retail Group, Inc.
 ("NeoStar"), a specialty retailer of consumer
 software. NeoStar filed a voluntary petition under
 Chapter 11 of the U.S. Bankruptcy Code in September
 1996. From April 1983 to December 1994, Mr. McCurry
 was the Chairman of Babbage's Inc., a consumer
 software retailer, which merged with Software Etc.
 Stores, Inc. in December of 1994 to form NeoStar.
PAUL W. WHETSELL....................................       1998        47   II
 Paul W. Whetsell has been a Director of CapStar
 since 1996. He has served as President and Chief
 Executive Officer of CapStar and its predecessors
 since its founding in 1987. From 1981 to 1986, Mr.
 Whetsell served as Vice President of Development
 for Lincoln Hotels in Dallas, Texas. Prior to that,
 from 1973 to 1981, Mr. Whetsell worked for Quality
 Inns in various capacities in its franchise
 division, culminating in Vice President of
 Franchise.
JAMES R. WORMS......................................       1998        51   II
 James R. Worms has served as director of AGH since
 July 1996. Mr. Worms has served since August 1995
 as a Managing Director of William E. Simon & Sons
 L.L.C., a private investment firm and merchant bank
 and President of William E. Simon & Sons Realty,
 through which the firm conducts its real estate
 activities. Prior to joining William E. Simon &
 Sons, Mr. Worms was employed since March 1987 by
 Salomon Brothers Inc., an international investment
 banking firm, most recently as a managing director.
ADDITIONAL DIRECTOR                                                        III

 [TO BE DETERMINED]

BOARD COMMITTEES

  The Board of Directors of MeriStar Hotels will have four committees: an Audit Committee, a Compensation Committee, an Investment Committee and a Leasing Committee.

  The Audit Committee will consist of three directors who are not employees of the Company ("Independent Directors"). The Audit Committee will be responsible for making recommendations concerning the engagement of independent auditors, reviewing with the independent auditors the plans and results of the audit engagement, approving professional services provided by the independent auditors, reviewing the independence of the independent auditors, considering the range of audit and non-audit fees and reviewing the adequacy of the Company's internal accounting controls.

  The Compensation Committee will consist of four Independent Directors. The Compensation Committee will be responsible for the determination of compensation of the Company's executive officers and the administration of the Company's employee incentive plans.

  The Investment Committee of the Company will consist of the Chairman of the Board and directors from each of MeriStar Hotels and the REIT. The Company's Investment Committee will be responsible for the review and approval of investments proposed by the Company.

  The Leasing Committee will consist of the Chairman of the Board and three Independent Directors. The Leasing Committee will be responsible for the review and approval of leases to be entered into between the Hotel Parties and the REIT Parties.

  The entire Board of Directors of the Company will act as the nominating committee for directors of the Company and will consider nominations by stockholders for directors. The Board of Directors would be pleased to receive suggestions from stockholders about persons it should consider as possible members of the Board of Directors. Any such suggestion should be mailed to the Secretary of the Company by December 31, 1998.

DIRECTORS COMPENSATION

  Independent Directors of the Company will be paid an annual fee of $20,000. In addition, each Independent Director will be paid $1,250 for attendance at each meeting of the Board; $1,000 for attendance at each meeting of a committee of the Board of Directors of which such director is a member and $500 for each telephonic meeting of the Board or a committee thereof of which such director is a member. Directors who are employees of the Company will not receive any fees for their service on the Board of Directors or a committee thereof. The Company will reimburse directors for their out-of-pocket expenses in connection with their service on the Board of Directors.

 OPTIONS

  Pursuant to the MeriStar Hotels & Resorts, Inc. Non-Employee Incentive Plan (the "MeriStar Hotels Directors' Plan"), each director, who is not an officer or employee of MeriStar or its subsidiaries (each an "Independent Director"), will be awarded an option to purchase 7,500 shares of Common Stock upon initial commencement of service after the Spin-Off, whether by appointment or election. Thereafter, each Independent Director will be granted an option to purchase 5,000 shares of Common Stock on the first business day following the Company's annual meeting of stockholders. The exercise price of option grants will be 100% of the fair market value of the Common Stock on the date of grant, and options will vest in three annual installments. The exercise price may be paid in cash, cash equivalents acceptable to the Compensation Committee, Common Stock or a combination thereof. Options granted under the MeriStar Hotels Directors' Plan, once vested, are exercisable for ten years from the date of grant. Upon termination of service as a director, options which have not vested are forfeited and vested options may be exercised until they expire. All options accelerate upon a change in control of MeriStar Hotels.

 CERTAIN FEDERAL INCOME TAX CONSEQUENCES RELATING TO OPTIONS

  Generally, an eligible director does not recognize any taxable income, and the Company is not entitled to a deduction upon the grant of an option. Upon the exercise of an option, the eligible director recognizes ordinary income equal to the excess of the fair market value of the shares acquired over the option exercise price, if any. The director will then take a basis in such shares equal to their fair market value at the time of option exercise, and any gain or loss subsequently recognized upon a sale or exchange of such shares will be treated as capital gain or loss to such director. Special rules may apply as a result of Section 16 of the Exchange Act. The Company is generally entitled to a deduction equal to the compensation taxable to the eligible director as ordinary income. Eligible directors may be subject to backup withholding requirements for federal income tax. Options are generally non-transferable. However, the MeriStar Hotels Directors' Plan authorizes the granting of options which are transferable to Permitted Family Members (as defined therein).

  The transfer of an option to a Permitted Family Member will have no immediate tax consequences to the Company, the director or the Permitted Family Member. Upon the subsequent exercise of the transferred option by the Permitted Family Member, the director will realize ordinary income in an amount measured by the difference between the option exercise price and the fair market value of the shares on the date of exercise, and the employer will be entitled to a deduction in the same amount. Any difference between such fair market value and the price at which the Permitted Family Member may subsequently sell such shares will be treated as capital gain or loss to the Permitted Family Member, long-term or short-term depending on the length of time the shares have been held by the Permitted Family Member.

 COMMON STOCK IN LIEU OF FEES

  Independent Directors may elect to receive all or a portion of their annual retainer in shares of Common Stock rather than cash. Unless an Independent Director elects otherwise, fees paid in stock will be paid at the same time as fees paid in cash.

 AMENDMENT AND TERMINATION

  The MeriStar Hotels Directors' Plan provides that the Board of Directors may amend or terminate the MeriStar Directors' Plan at any time. An amendment will not become effective without stockholder approval if the amendment (i) materially increases the number of shares that may be issued under the MeriStar Hotels Directors' Plan or (ii) stockholder approval would be required for compliance with stock exchange rules. No options may be granted under the MeriStar Hotels Directors' Plan after December 31, 2008.

 STOCK OPTION GRANTS

  The following table sets forth information regarding the proposed grants of options under the MeriStar Hotels Directors Plan:

                                                              NUMBER OF MERISTAR
                                                              STOCK OPTIONS  TO
NAME AND POSITION                                                 BE GRANTED
-----------------                                             ------------------
Daniel L. Doctoroff--Director................................       7,500
Kent R. Hance--Director......................................       7,500
Joseph McCarthy--Director....................................       7,500
James McCurry--Director......................................       7,500
James R. Worms--Director.....................................       7,500

EXECUTIVE OFFICERS

  The following table sets forth the name, age, expected title and business experience for each person who is expected to serve as an executive officer of MeriStar Hotels. For information concerning the business experience of Messrs. Whetsell, Jorns and McCaslin, who are also expected to be members of the MeriStar Hotels Board of Directors, see "Management--The Board of Directors."

              NAME                 AGE POSITION
              ----                 --- --------
Paul W. Whetsell.................   47 Chairman of the Board and Chief Executive Officer
Steven D. Jorns..................   49 Vice Chairman and Chief Operating Officer
David E. McCaslin................   41 President and Director
James A. Calder..................   35 Chief Financial Officer
John E. Plunket..................   42 Executive Vice President, Finance and Development

  James A. Calder

  James A. Calder has served as Senior Vice President of Finance of CapStar since September 1997. From May 1995 to September 1997, he served as Senior Vice President and Corporate Controller of ICF Kaiser International, Inc. Prior to that, from July 1984 to May 1995, he worked for Deloitte & Touche LLP in various capacities, culminating with Audit Senior Manager for the real estate industry. He is a Certified Public Accountant.

  John E. Plunket

  John E. Plunket has served as Executive Vice President, Finance and Development of CapStar since November 1993. From September 1991 to October 1993, Mr. Plunket served as Vice President and Principal Broker for CIG International, an investment and hotel asset management company. From February 1988 to August 1991, Mr. Plunket served as Managing Director of Cassidy & Pinkard Inc., a commercial real estate services company. From 1985 to 1987, Mr. Plunket served as Senior Vice President for Oxford Development Corporation. Prior to that, from December 1979 to April 1985, Mr. Plunket worked for Marriott Corporation in various capacities, culminating in Director of Project Finance.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation that is expected to be paid by the Company during 1998 with respect to the Chief Executive Officer and the four most highly compensated executive officers (the "Named Executive Officers").

                                                                   OPTIONS TO
                                ANNUAL COMPENSATION                BE GRANTED
                               --------------------- OTHER ANNUAL  LONG-TERM
 NAME AND PRINCIPAL POSITION   YEAR  SALARY   BONUS  COMPENSATION COMPENSATION
 ---------------------------   ---- -------- ------- ------------ ------------
PAUL W. WHETSELL.............  1998 $190,000 $   --    $   --           --
  Chief Executive Officer and
  Chairman of the Board
STEVEN D. JORNS..............  1998  190,000     --        --       250,000
  Vice Chairman and Chief Op-
  erating Officer
DAVID E. MCCASLIN............  1998  300,000     --        --        87,500
  President and Director
JAMES A. CALDER..............  1998  200,000     --        --        47,500(1)
  Chief Financial Officer
JOHN E. PLUNKET..............  1998  162,000     --        --        10,000(2)
  Executive Vice President,
  Finance and
  Development

--------

(1) Does not include 47,500 options to purchase REIT Common Stock to be granted by the REIT in consideration for services to be rendered by Mr. Calder to the REIT.

(2) Does not include 12,500 options to purchase REIT Common Stock to be granted by the REIT in consideration for services to be rendered by Mr. Plunket to the REIT.

EMPLOYMENT AGREEMENTS

  The Company has agreed to enter into employment agreements with Paul W. Whetsell, Steven D. Jorns, David E. McCaslin, James A. Calder and John E. Plunket effective upon the consummation of the Formation Transactions. With respect to Messrs. Whetsell and Jorns, each agreement will be for an initial term of five years with automatic renewals on a year-to-year basis thereafter unless terminated in accordance with its terms. The other employment agreements will be for an initial term of three years, with automatic renewals on a year-to-year basis thereafter, unless terminated in accordance with their respective terms. Certain material terms of these agreements are as follows:

 BASE SALARY

  Messrs. Whetsell and Jorns will each receive a base salary of $190,000 per year (Messrs. Whetsell and Jorns will each receive a base salary of $285,000 per year as employees of the REIT). Mr. McCaslin will receive a base salary of $300,000 per year, Mr. Calder will receive a base salary of $200,000 per year and Mr. Plunket will receive a base salary of $162,000 per year. Each base salary will be subject to review annually.

 ANNUAL INCENTIVE BONUS

  Each executive shall be eligible to receive an annual incentive bonus at the following targeted amounts of base salary:

                                                   THRESHOLD          MAXIMUM
                                                    TARGET   TARGET BONUS AMOUNT
                                                   --------- ------ ------------
   Paul W. Whetsell...............................     25%    125%      150%
   Steven D. Jorns................................     25%    125%      150%
   David E. McCaslin..............................     25%    100%      125%
   James A. Calder................................     25%     85%      100%
   John E. Plunket................................     25%     85%      100%

  The amount of the annual bonus will be based on the achievement of predefined operating or performance goals and other criteria to be established by the Compensation Committee of the Board of Directors.

 LONG-TERM INCENTIVES

  Each executive will be eligible to participate in the MeriStar Hotels Incentive Plan. Awards will be made in the discretion of the Compensation Committee.

 Certain Severance Benefits

  If, at any time during the term of their respective employment agreements or any automatic renewal period, the employment of Messrs. Whetsell, Jorns, McCaslin, Calder or Plunket is terminated, he shall be entitled to receive the benefits described below.

  Termination by the Company Without Cause or by the Executive with Good Reason. In the case of Messrs. Whetsell and Jorns, if such executive is terminated without cause or voluntarily terminates with "good reason," he is entitled to a lump sum payment equal to the greater of (i) two times the sum of his total cash-compensation for the preceding year or (ii) the product of his total cash-compensation for the previous fiscal year and the number of full and fractional years remaining in his employment contract, without further extension. In addition, all of the executive's options and restricted stock will vest, effective as of the termination date. The other executives will receive (i) a lump sum payment equal to one times their then annual base salary, (ii) the amount of their bonus for the preceding year, and (iii) immediate vesting and exercisability of all unvested stock options and restricted stock awards.

  Termination Due to Death or Disability. Upon termination due to death or disability, the executive or his estate will receive a lump sum payment equal to the executive's base salary, plus the pro rata portion of his bonus for the fiscal year in question, in addition to payment for one year of any other compensation due the executive pursuant to his employment contract. The executive's stock options and restricted stock will vest immediately.

  Voluntary Termination or Termination for Cause. Upon voluntary termination or termination for "cause" by the Company, the executive will receive the pro rata portion of his base salary through the termination date. Any vested options held by the executive will expire ninety (90) days after the termination date.

  Termination Following a Change in Control. If Mr. Whetsell or Mr. Jorns is terminated without cause or voluntarily terminates with "good reason" within 24 months following a "Change in Control," the executive will receive the following benefits: (i) a lump sum payment equal to the greater of (a) two times the sum of his total cash-compensation for the previous year and (b) the product of his cash compensation for the previous year and the number of full and fractional years remaining in his employment contract; (ii) all unvested stock options held by the executive will vest and be exercisable immediately; and (iii) the 280G Payment. In the case of the other executives, they would each be entitled to the same type of payments provided the termination occurred within 18 months of the Change in Control, except they will only receive two times the sum of their then annual base salary plus bonus.

  Change in Control Payments. In the case of each of the executives, in the event that any accelerated vesting of the executive's rights with respect to stock options, restricted stock or any other payment, benefit or compensation results in the imposition of an excise tax payable by the executive under
Section 4999 of the Code, or any successor or other provision with respect to "excess parachute payments" within the meaning of Section 280G(b) of the Internal Revenue Code, the Company will make a cash payment to the executive in the amount of such excise tax (the "Excise Tax Payment") and shall also make a cash payment to the executive in an amount equal to the total of federal, state and local income and excise taxes for which the executive may be liable on account of such Excise Tax Payment.

 Termination within 24 Months of Effective Time

  Notwithstanding anything to the contrary, if the employment of Messrs. Whetsell or Jorns is terminated other than for cause within 24 months after the consummation of the Formation Transactions, stock options or other awards made to Messrs. Whetsell and Jorns will continue to vest and remain exercisable as if such executive's employment had not terminated.

THE MERISTAR HOTELS INCENTIVE PLAN

  The Board of Directors adopted the MeriStar Hotels & Resorts, Inc. Incentive Plan (the "MeriStar Hotels Incentive Plan") for the purposes of (i) attracting and retaining employees, directors and other service providers with ability and initiative, (ii) providing incentives to those deemed important to the success of the Company and related entities, and (iii) associating the interests of these individuals with the interests of the Company and its stockholders through opportunities for increased stock ownership.

 ADMINISTRATION

  The MeriStar Hotels Incentive Plan is administered by the Compensation Committee. The Compensation Committee may delegate its authority to administer the MeriStar Hotels Incentive Plan. The Compensation Committee may not, however, delegate its authority with respect to grants and awards to individuals subject to Section 16 of the Exchange Act. As used in this summary, the term "Administrator" means the Compensation Committee or its delegate, as appropriate.

 ELIGIBILITY

  Each employee of the Company or of an affiliate of the Company or any other person whose efforts contribute to the Company's performance, including an employee who is a member of the Board of Directors, is eligible to participate in the MeriStar Hotels Incentive Plan ("Participants"). The Administrator may, from time to time, grant stock options, stock awards, incentive awards, or performance shares to Participants.

 OPTIONS

  Options granted under the MeriStar Hotels Incentive Plan may be incentive stock options ("ISOs") or nonqualified stock options. An option entitles a Participant to purchase shares of Common Stock from the

Company at the option price. The option price may be paid in cash, with shares of Common Stock, or with a combination of cash and Common Stock. The option price will be fixed by the Administrator at the time the option is granted, but the price cannot be less than 100% for existing employees (85% in connection with the hiring of new employees) of the shares' fair market value on the date of grant; provided, however, no more than 10% of the shares under the MeriStar Hotels Incentive Plan will be granted at less than 100% of fair market value. The exercise price of an ISO may not be less than 100% of the shares' fair market value on the date of grant (110% of the fair market value in the case of an ISO granted to a 10% stockholder of the Company). Options may be exercised at such times and subject to such conditions as may be prescribed by the Administrator but the maximum term of an option is ten years in the case of an ISO or five years in the case of an ISO granted to a 10% stockholder.

  ISOs may only be granted to employees; however, no employee may be granted ISOs (under the MeriStar Hotels Incentive Plan or any other plan of the Company) that are first exercisable in a calendar year for Common Stock having an aggregate fair market value (determined as of the date the option is granted) exceeding $100,000. In addition, no Participant may be granted options in any calendar year for more than 750,000 shares of Common Stock.

 STOCK AWARDS

  Participants also may be awarded shares of Common Stock pursuant to a stock award. A Participant's rights in a stock award will be nontransferable or forfeitable or both unless certain conditions prescribed by the Administrator are satisfied. These conditions may include, for example, a requirement that the Participant continue employment with the Company for a specified period or that the Company or the Participant achieve stated, performance-related objectives. The objectives may be stated with reference to the fair market value of the Common Stock or the Company's, a subsidiary's, or an operating unit's return on equity, earnings per share, total earnings, earnings growth, return on capital, funds from operations or return on assets or other acceptable performance criteria. A stock award, no portion of which is immediately vested and nonforfeitable, will be restricted, in whole or in part, for a period of at least three years; provided, however, that the period will be at least one year in the case of a stock award that is subject to objectives based on one or more of the foregoing performance criteria. The maximum number of stock awards that may be granted to an individual in any calendar year cannot exceed 50,000 shares of Common Stock and no more than 30% of the shares available under the plan may be issued in the form of Stock Awards.

 INCENTIVE AWARDS

  Incentive awards also may be granted under the MeriStar Hotels Incentive Plan. An incentive award is an opportunity to earn a bonus, payable in cash, upon attainment of stated performance objectives. The objectives may be stated with reference to the fair market value of the Common Stock or on the Company's, a subsidiary's, or an operating unit's return on equity, earnings per share, total earnings, earnings growth, return on capital, funds from operations or return on assets or other acceptable performance criteria. The period in which performance will be measured will be at least one year. No Participant may receive an incentive award payment in any calendar year that exceeds the lesser of (i) 100% of the Participant's base salary (prior to any salary reduction or deferral election) as of the date of grant of the incentive award or (ii) $250,000.

 PERFORMANCE SHARE AWARDS

  The MeriStar Hotels Incentive Plan also provides for the award of performance shares. A performance share award entitles the Participant to receive a payment equal to the fair market value of a specified number of shares of Common Stock if certain standards are met. The Administrator will prescribe the requirements that must be satisfied before a performance share award is earned. These conditions may include, for example, a requirement that the Participant continue employment with the Company for a specified period or that the Company or the Participant achieve stated, performance-related objectives. The objectives may be stated with reference to the fair market value of the Common Stock or on the Company's, a subsidiary's, or an operating unit's return on equity, earnings per share, total earnings, earnings growth, return on capital, funds from operations or return on assets or other acceptable performance criteria. To the extent that performance shares are earned, the obligation may be settled in cash, in Common Stock, or by a combination of the two. No Participant may be granted performance shares for more than 12,500 shares of Common Stock in any calendar year.

 TRANSFERABILITY

  Awards granted under the MeriStar Hotels Incentive Plan are generally nontransferable. The Compensation Committee may, however, grant awards other than ISOs, which are transferable to Permitted Family Members.

 SHARE AUTHORIZATION

  At any given time, the maximum number of shares of Common Stock that may be issued pursuant to awards granted under the MeriStar Hotels Incentive Plan will be the total of (i) twelve (12%) percent of the number of shares of Common Stock that were outstanding as of the end of the immediately preceding calendar year (rounded downward if necessary to eliminate fractional shares), minus (ii) the number of shares subject to awards which were granted under the MeriStar Hotels Incentive Plan through the last day of the immediately preceding calendar year, plus (iii) as of the last day of the immediately preceding calendar year, the number of shares with respect to which previously granted awards have expired. For calendar year 1998, the maximum number of shares of Common Stock that may be issued pursuant to the plan will be twelve (12%) percent of the number of shares of Common Stock outstanding after the Spin-Off. In addition to the foregoing, in no event may the total number of shares of Common Stock covered by outstanding ISOs granted under the MeriStar Hotels Incentive Plan, plus the number of shares of Common Stock issued pursuant to the exercise of ISOs, whenever granted under the MeriStar Hotels Incentive Plan, exceed approximately 1.4 million shares. All awards made under the MeriStar Hotels Incentive Plan will be evidenced by written agreements between the Company and the Participant. The share limitation and the terms of outstanding awards will be adjusted, as the Compensation Committee deems appropriate, in the event of a stock dividend, stock split, combination, reclassification, recapitalization or other similar event.

 TERMINATION AND AMENDMENT

  No option or stock award may be granted and no performance shares may be awarded under the MeriStar Hotels Incentive Plan more than ten years after the earlier of the date that the MeriStar Hotels Incentive Plan is adopted by the Board of Directors or the date that it is approved by the Company's stockholders. The Board of Directors may amend or terminate the MeriStar Hotels Incentive Plan at any time, but, except as set forth in the immediately preceding paragraph, an amendment will not become effective without stockholder approval if the amendment materially (i) increases the number of shares of Common Stock that may be issued under the MeriStar Hotels Incentive Plan (other than an adjustment as described above), (ii) changes the eligibility requirements, or (iii) increases the benefits that may be provided under the MeriStar Hotels Incentive Plan.

 CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  In general, a Participant will not recognize taxable income upon the grant or exercise of an ISO. However, upon the exercise of an ISO, the excess of the fair market value of the shares received on the date of exercise over the exercise price of the shares will be treated as an adjustment to alternative minimum taxable income. When a Participant disposes of shares acquired by exercise of an ISO, the Participant's gain (the difference between the sale proceeds and the price paid by the Participant for the shares) upon the disposition will be taxed as capital gain provided the Participant does not dispose of the shares within two years after the date of grant nor within one year after the date of exercise, and exercises the option while an employee of the Company or of a subsidiary of the Company or within three months after termination of employment for reasons other than death or disability. If the first condition is not met, the Participant generally will realize ordinary income in the year of the disqualifying disposition. If the second condition is not met, the Participant generally will recognize ordinary income upon exercise of the ISO.

  In general, a Participant who receives a nonqualified stock option will recognize no income at the time of the grant of the option. Upon exercise of a nonqualified stock option, a Participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the exercise price of the option. Special timing rules may apply to a Participant who is subject to Section 16(a) of the Exchange Act.

  A Participant will recognize income on account of the settlement of a performance share award or incentive award. A Participant will recognize income equal to any cash that is paid and with respect to performance share awards, which are settled in shares, will recognize the fair market value of Common Stock (on the date that the shares are first transferable or not subject to a substantial risk of forfeiture) that is received in settlement of the award.

  The employer (either the Company or its affiliate) will be entitled to claim a federal income tax deduction on account of the exercise of a nonqualified option, the vesting of a restricted share award, payment under an incentive award and the settlement of a performance share award. The amount of the deduction will be equal to the ordinary income recognized by the Participant. The employer will not be entitled to a federal income tax deduction on account of the grant or the exercise of an ISO. The employer may claim a federal income tax deduction on account of certain disqualifying dispositions of Common Stock acquired upon the exercise of an ISO.

  The transfer of a nonqualified stock option to a Permitted Family Member will have no immediate tax consequences to the Company, the Participant or the Permitted Family Member. Upon the subsequent exercise of the transferred option by the Permitted Family Member, the Participant will realize ordinary income in an amount measured by the difference between the option exercise price and the fair market value of the shares on the date of exercise, and the employer will be entitled to a deduction in the same amount. Any difference between such fair market value and the price at which the Permitted Family Member may subsequently sell such shares will be treated as capital gain or loss to the Permitted Family Member, long-term or short-term depending on the length of time the shares have been held by the Permitted Family Member. There has been no formal pronouncement on the tax consequences of the transfer of other awards. Accordingly, if such transfers are permitted, Participants will be directed to consult their own tax advisers.

  Section 162(m) of the Code places a limitation of $1,000,000 on the amount of compensation payable to each of the named executive officers that the Company may deduct for federal income tax purposes. The limit does not apply to certain performance-based compensation paid under a plan that meets the requirements of the Code and regulations promulgated thereunder. While the MeriStar Hotels Incentive Plan generally complies with the requirements for performance-based compensation, options granted at less than 100% of fair market value and stock awards granted under the MeriStar Hotels Incentive Plan will not satisfy those requirements.

 STOCK OPTIONS

  The following table sets forth for certain executive officers of the Company information regarding the grant of Stock Options as parity awards. See "Management" for information concerning the business experience of the proposed executive officers of the Company.

                                                               NUMBER OF STOCK
                                                                OPTIONS TO BE
NAME AND POSITION                                                GRANTED(1)
-----------------                                              ---------------
Steven D. Jorns...............................................     250,000
  Vice Chairman, Chief Operating Officer
David E. McCaslin.............................................      87,500
  President
James A. Calder...............................................      47,500
  Chief Financial Officer
John E. Plunket...............................................      10,000
  Executive Vice President, Finance and Development

--------
(1) The awards described herein are parity awards, such that after the Spin-Off similarly situated executives will have the same number of options to purchase Common Stock. Similar parity awards will be made by the REIT. The options will vest in three annual installments beginning on the first anniversary of the consummation of the Formation Transactions.

  Except as set forth above, awards granted under the MeriStar Hotels Incentive Plan are discretionary and are therefore not determinable at this time.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information regarding the beneficial ownership of shares of Common Stock that would be held as of the Spin-Off Record Date by (i) each director of MeriStar Hotels, (ii) each executive officer of MeriStar Hotels, (iii) all directors and executive officers of MeriStar Hotels as a group, and (iv) persons who own more than 5% of the outstanding shares of Common Stock, assuming that each such person's beneficial interest in CapStar Common Stock as of February 15, 1998 remains unchanged on the Spin-Off Record Date. Except as otherwise described below, all shares are owned directly and the indicated person has sole voting and investment power. The number of shares of Common Stock includes the number of shares of Common Stock that such person could receive if it exchanged OP Units for shares of Common Stock under certain circumstances.

                                                         NUMBER OF
                                                           SHARES
                                                        BENEFICIALLY PERCENT OF
   NAME OF BENEFICIAL OWNER                                OWNED       CLASS*
   ------------------------                             ------------ ----------
   Franklin Resources, Inc.(1).........................  2,082,637      8.4%
   Pilgrim Baxter & Associates, Ltd.(2)................  1,828,020      7.3%
   Morgan Stanley, Dean Witter, Discover & Co.(3)......  1,608,275      6.5%
   Massachusetts Financial Services Company(4).........  1,431,512      5.8%
   Dresdner RCM Global Investors LLC(5)................  1,427,800      5.7%
   James A. Calder.....................................      2,000       *
   Daniel L. Doctoroff.................................     65,996       *
   Kent R. Hance.......................................          0       *
   Steven D. Jorns.....................................          0       *
   Joseph McCarthy.....................................          0       *
   David E. McCaslin...................................     63,203       *
   James McCurry.......................................          0       *
   John E. Plunket.....................................     32,719       *
   Paul W. Whetsell....................................    454,407      1.8%
   James R. Worms......................................          0       *
   Executive officers and directors as a group (10
    persons)...........................................    618,325      2.5%

--------
 *Represents less than 1% of the class.
(1) The business address of Franklin Resources, Inc. ("FRI") is 777 Mariners Island Blvd., San Mateo, California 94404. Such shares are owned by one or more open or closed-ended investment companies or other managed accounts which are advised by direct or indirect advisory subsidiaries of FRI. Such advisory subsidiaries may be deemed to beneficially own such shares. Charles B. Johnson and Rupert H. Johnson, Jr. each own in excess of 10% of FRI and, as such, also may be deemed to own such shares held, directly or indirectly, by FRI.
(2) The business address of Pilgrim Baxter & Associates, Ltd. is 825 Duportail Road, Wayne, Pennsylvania 19087.
(3) The business address of Morgan Stanley, Dean Witter, Discover & Co. is 1585 Broadway, New York, New York 10036. Such shares are owned by accounts managed on a discretionary basis by Morgan Stanley, Dean Witter, Discover & Co. No such account holds more than 5% of the class.
(4) The business address of Massachusetts Financial Services Company is 500 Boylston Street, Boston, Massachusetts 02116.
(5) The business address of Dresdner RCM Global Investors LLC is Four Embarcadero Center, San Francisco, California 94111. Dresdner RCM Global Investors LLC ("Dresdner RCM") is an investment advisor. RCM Limited L.P. ("RCM Limited") is the Managing Agent of Dresdner RCM. RCM Limited has beneficial ownership of such shares only to the extent that RCM Limited may be deemed to have beneficial ownership of securities beneficially owned by Dresdner RCM. RCM General Corporation ("RCM General") is the General Partner of RCM Limited. RCM General has beneficial ownership of such shares only to the extent RCM General may be deemed to have beneficial ownership of securities beneficially owned by Dresdner RCM.

                         DESCRIPTION OF CAPITAL STOCK

  The following summary information is qualified in its entirety by the provisions of the Charter and By-laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. See "Available Information."

  The authorized capital stock of MeriStar Hotels consists of 100,000,000 shares of Common Stock, par value $0.01 per share, and 10,000,000 shares of preferred stock ("Preferred Stock"), of which 100 shares of Common Stock and no shares of Preferred Stock are outstanding. Upon completion of the Rights Offering, . shares of Common Stock and no shares of Preferred Stock will be outstanding.

  Prior to the Spin-Off, there has been no public market for the Common Stock and there can be no assurance that any such market will develop. See "Risk Factors--Absence of a Public Market for Common Stock."

COMMON STOCK

  Voting Rights. Except as set forth below under "Certain Antitakeover Provisions," the Charter provides that holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

  Dividends. Each share of Common Stock is entitled to receive dividends if, as and when declared by the Board. Under Delaware law, a corporation may declare and pay dividends out of surplus, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding year. No dividends may be declared out of net profits, however, if the capital of the corporation has been diminished by depreciation in the value of its property, losses or otherwise to an amount less than the aggregate amount of capital represented by any issued and outstanding stock having a preference on the distribution of assets. See "Dividend Policy."

  Other Rights. Stockholders of MeriStar Hotels have no preemptive or other rights to subscribe for additional shares. Subject to any rights of the holders of any Preferred Stock, all holders of Common Stock are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of MeriStar Hotels. No shares of Common Stock are subject to redemption or a sinking fund. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of the Rights Offering will be, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors is authorized to issue, without further authorization from stockholders, up to 10,000,000 shares of Preferred Stock in one or more series and to determine, at the time of creating each series, the distinctive designation of, and the number of shares in, the series, its dividend rate, the number of votes, if any, for each share of such series, the price and terms on which such shares may be redeemed, the terms of any applicable sinking fund, the amount payable upon liquidation, dissolution or winding up, the conversion rights, if any, and such other rights, preferences and priorities of such series as the Board of Directors may be permitted to fix under the laws of the State of Delaware as in effect at the time such series is created. The issuance of Preferred Stock could adversely affect the voting power of the holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of MeriStar Hotels.

                        CERTAIN ANTITAKEOVER PROVISIONS

THE CHARTER AND BY-LAWS

  The Charter and By-laws and applicable sections of the DGCL contain several provisions that may make the acquisition of control of the Company more difficult without the prior approval of the Board of Directors. Certain provisions of the Charter and the By-laws, among other things: (i) classify the Board of Directors into three classes, each of which serves for staggered three-year terms; (ii) provide that a director of Company may be removed by the stockholders only for cause; (iii) provide that only the Chairman of the Board, Vice Chairman, President or the Board of Directors may call special meetings of the stockholders; (iv) provide that the stockholders may take action only at a meeting of Company stockholders, not by written consent; (v) provide that stockholders must comply with certain advance notice procedures in order to nominate candidates for election to the Board of Directors or to place stockholders' proposals on the agenda for consideration at meetings of the stockholders; and (vi) provide that the stockholders may amend or repeal any of the foregoing provisions of the Charter only by a vote of 66 2/3% of the stock entitled to vote generally in the election of directors. In general,
Section 203 of the DGCL prohibits publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time of the transaction in which the person or entity became an interested stockholder, unless (i) prior to such time, either the business combination or the transaction which resulted in the stockholder's becoming an interested stockholder is approved by the Board of Directors, (ii) upon consummation of the transaction which resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation (excluding for this purpose certain shares owned by persons who are directors and also officers of the corporation and by certain employee benefit plans) or
(iii) on or after such date the business combination is approved by the Board of Directors and by the affirmative vote (and not by written consent) of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. For the purposes of Section 203, a "business combination" is broadly defined to include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, in certain cases, within the immediately preceding three years did own) 15% or more of the corporation's voting stock. The Charter authorizes the Board of Directors to issue up to 10 million shares of Preferred Stock in series, and to establish the rights and preferences (including the convertibility of such shares of Preferred Stock into shares of Common Stock) of any series of Preferred Stock so issued. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of Company, even if such a change in control were in the best interests of some, or a majority, of Company's stockholders. See "Description of Capital Stock".


RESTRICTIONS ON OWNERSHIP

  The Charter also provides, with certain exceptions, that no person may own, either directly or under the attribution rules set forth in Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code, more than 9.9% of the shares of any class of the Company's stock (the "Ownership Limit").

  The Charter provides that a transfer of Common Stock that would otherwise result in ownership of Common Stock in excess of the Ownership Limit will be void ab initio as to the Common Stock that would otherwise be owned in violation of the Ownership Limit and the intended transferee will acquire no rights or economic interest in such Common Stock. In addition, the Charter provides that Common Stock that would otherwise be owned, whether as a result of a transfer or otherwise, in violation of the Ownership Limit will automatically be designated as Excess Shares until the intended transferee does not own Common Stock in excess of the Ownership Limit. Such Excess Shares shall be transferred, by operation of law, to a special trust for the benefit of a charitable organization designated by the Board of Directors of the Company.

  The trustee of the special trust shall have the authority to exercise any voting rights associated with Excess Shares during the period that they are held as Excess Shares. Except as described below, any distributions on Excess Shares shall be paid to the trustee of the special trust for the benefit of the charitable organization designated by the Board of Directors of the Company. Excess Shares may be transferred only to a person designated by the Board of Directors whose ownership of the Excess Shares will not result in a violation of the Ownership Limit, in which case such Excess Shares cease to be held as Excess Shares. In the event of a transfer of Excess Shares, the holder of the shares of Common Stock that were automatically exchanged for Excess Shares shall be entitled to receive, from the proceeds of the transfer of the Excess Shares, an amount equal to the lesser of (a) the proceeds from the transfer of the Excess Shares and (b) the amount paid by such holder if the automatic designation as Excess Shares resulted from a transfer for value or, if the automatic designation did not result from a transfer for value, the fair market value of the shares of Common Stock on the date of their designation as Excess Shares. In the event of a liquidation, dissolution or winding up of the Company while shares are held as Excess Shares, the holder of the shares of Common Stock that were automatically designated as Excess Shares will be entitled to receive, from the proceeds of such liquidation, dissolution or winding-up, an amount equal to the lesser of
(a) the proceeds from the liquidation, dissolution or winding-up which would have been applicable to such shares if they had remained shares of Common Stock and (b) the amount paid by such holder if the automatic designation as Excess Shares resulted from a transfer for value or, if the automatic designation did not result from a transfer for value, the fair market value of the shares of Common Stock on the date of their designation as Excess Shares. Any excess proceeds from a transfer of the Excess Shares or on liquidation, dissolution or winding-up shall be paid to the trustee of the special trust for the benefit of the designated charitable organization.

  The Company shall also have the right to purchase any Excess Shares at a price equal to the lesser of (a) the fair market value of such shares on the date that the Company or its designee exercises such right to purchase and (b) the price per share in the transaction that resulted in designation of such Excess Shares or, if the Excess Share designation resulted from an event other than a transfer for value, the fair market value of the Common Stock designated as Excess Shares at the time of such designation.

                                    EXPERTS

  The balance sheet of MeriStar Hotels & Resorts, Inc. as of March 31, 1998 and the combined financial statements of the management and leasing business of CapStar Hotel Company and subsidiaries ("OpCo") as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, included in this Prospectus, have been included herein in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

  The financial statements of AGH Leasing, L.P. as of December 31, 1997 and 1996 and for the year ended December 31, 1997 and for the period from July 31, 1996 through December 31, 1996, the financial statements of American General Hospitality, Inc. as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, and the balance sheets of Winston Hospitality, Inc. as of October 31, 1997 and December 31, 1996 and the statements of income, shareholders' equity, and cash flows for the ten months ended October 31, 1997 and each of the two years in the period ended December 31, 1996, included in this registration statement have been audited by Coopers & Lybrand L.L.P., independent accounts, as set forth in their reports thereon. Each of the above referenced financial statements have been included by reference herein in reliance upon the authority of said firm as expert in accounting and auditing.

                                 LEGAL MATTERS

  Paul, Weiss, Rifkind, Wharton & Garrison will pass on the validity of the Rights and the Common Stock to be issued in connection with the Rights Offering and certain federal income tax consequences of the Rights Offering.

                         INDEX TO FINANCIAL STATEMENTS

MERISTAR HOTELS & RESORTS, INC.
Independent Auditors' Report.............................................   F-2
Balance Sheet as of March 31, 1998.......................................   F-3
Notes to Balance Sheet...................................................   F-4
OPCO
Independent Auditors' Report.............................................   F-5
Combined Balance Sheets as of March 31, 1998 (unaudited) and December 31,
 1997 and 1996...........................................................   F-6
Combined Statements of Operations for the three months ended March 31,
 1998 and 1997 (unaudited) and the years ended December 31, 1997, 1996
 and 1995................................................................   F-7
Combined Statements of Owner's Equity for the three months ended March
 31, 1998 (unaudited) and the years ended December 31, 1997, 1996 and
 1995....................................................................   F-8
Combined Statements of Cash Flows for the three months ended March 31,
 1998 and 1997 (unaudited) and the years ended December 31, 1997, 1996
 and 1995................................................................   F-9
Notes to Combined Financial Statements...................................  F-10
WINSTON HOSPITALITY, INC.
Report of Independent Accountants........................................  F-17
Balance Sheets as of October 31, 1997 and December 31, 1996..............  F-18
Statements of Income (for the ten months ended October 31, 1997 and 1996 and the years ended December 31, 1996 and 1995).........................  F-19
Statements of Shareholders' Equity (for the ten months ended October 31,
 1997 and the years ended December 31, 1996 and 1995)....................  F-20
Statements of Cash Flows (for the ten months ended October 31, 1997 and
 1996 and the years ended December 31, 1996 and 1995)....................  F-21
Notes to Financial Statements............................................  F-22
AMERICAN GENERAL HOSPITALITY, INC.
Report of Independent Accountants........................................  F-24
Balance Sheets as of March 31, 1998 (unaudited) and December 31, 1997 and
 1996....................................................................  F-25
Statements of Operations for the three months ended March 31, 1998 and
 1997 (unaudited) and the years ended December 31, 1997, 1996 and 1995...  F-26
Statements of Stockholders' Equity for the three months ended March 31,
 1998 (unaudited) and the years ended December 31, 1997, 1996 and 1995...  F-27
Statements of Cash Flows for the three months ended March 31, 1998 and
 1997 (unaudited) and the years ended December 31, 1997, 1996 and 1995...  F-28
Notes to Financial Statements............................................  F-29
AGH LEASING, L.P.
Report of Independent Accountants........................................  F-32
Consolidated Balance Sheets as of March 31, 1998 (unaudited) December 31,
 1997 and 1996...........................................................  F-33
Consolidated Statements of Operations for the three months ended March
 31, 1998 and 1997 (unaudited) and the year ended December 31, 1997 and the period July 31, 1996 (Inception of Operations) through December 31,
 1996....................................................................  F-34
Consolidated Statements of Partners' Deficit for the period from July 31,
 1996 (Inception of Operations) through December 31, 1996 and for the three months ended March 31, 1998 (unaudited) and the year ended
 December 31, 1997.......................................................  F-35
Consolidated Statements of Cash Flows for the three months ended March
 31, 1998 and 1997 (unaudited) and the year ended December 31, 1997 and for the period July 31, 1996 (Inception of Operations) through December
 31, 1996................................................................  F-36
Notes to Consolidated Financial Statements...............................  F-37
AGH LEASING, L.P.
Proforma Consolidated Statements of Operations...........................  F-42
Notes to Proforma Consolidated Statements of Operations..................  F-45

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
MeriStar Hotels & Resorts, Inc.

  We have audited the accompanying balance sheet of MeriStar Hotels & Resorts, Inc. as of March 31, 1998. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based upon our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

  In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of MeriStar Hotels & Resorts, Inc. as of March 31, 1998, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Washington, DC
May 19, 1998

                        MERISTAR HOTELS & RESORTS, INC.

                                 BALANCE SHEET
                                 MARCH 31, 1998

ASSETS
  Cash..................................................................... $100
STOCKHOLDER'S EQUITY
  Common stock $.01 par value:
    1,000 shares authorized; 100 issued and outstanding....................    1
  Additional paid-in-capital...............................................   99
                                                                            ----
    Total stockholder's equity............................................. $100
                                                                            ====




                    See accompanying notes to balance sheet

                        MERISTAR HOTEL & RESORTS, INC.

                            NOTES TO BALANCE SHEET
                                MARCH 31, 1998

1. FORMATION OF THE COMPANY

  CMC Operating Company was incorporated in the state of Delaware on March 13, 1998. CMC Operating Company subsequently changed its name to MeriStar Hotels & Resorts, Inc. (the "Company"). The Company has filed a registration statement on Form S-1 with the Securities and Exchange Commission with respect to a proposed distribution of common stock and a proposed public offering of non-transferable rights to acquire common stock.

  The Company is currently a wholly-owned subsidiary of CapStar Hotel Company ("CapStar"). The Company will be spun off by CapStar to become the lessee, manager and operator of various hotel assets, including those currently owned, leased and managed by CapStar and its affiliates.

2. PLANNED TRANSACTIONS

  CapStar will initially have two $50 million revolving credit facilities, one through MeriStar Hospitality Corporation, a real estate investment trust formed by the proposed merger of CapStar and American General Hospitality ("AGH") and one through third-party lenders. CapStar intends initially to capitalize the Company with approximately $48 million of cash, including approximately $18 million of forgiveness of indebtedness and a $30 million draw on the proposed revolving credit facilities.

  The Company intends to draw an additional $35 million from the revolving credit facilities in connection with the purchase of American General Hospitality, Inc. and AGH Leasing, L.P. currently the manager and lessee, respectively, of AGH's hotel properties.

  Upon consummation of the planned transactions, the Company will be the lessee/manager of substantially all of MeriStar Hospitality Corporation's hotel properties.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
CapStar Hotel Company:

  We have audited the accompanying combined balance sheets of the management and leasing business of CapStar Hotel Company and subsidiaries ("OpCo") as of December 31, 1997 and 1996 and the related combined statements of operations, owners' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These combined financial statements are the responsibility of OpCo's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of OpCo as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

Washington, D.C.
March 30, 1998

                                      OPCO

                            COMBINED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                               DECEMBER 31,
                                                   MARCH 31,  ----------------
                                                     1998      1997     1996
                                                  ----------- -------  -------
                                                  (UNAUDITED)
                     ASSETS
Current Assets:
  Cash and cash equivalents......................   $ 4,706   $ 2,477  $   305
  Cash and cash equivalents held on behalf of af-
   filiates......................................    23,896    24,545   17,843
  Accounts receivable, net of allowance for
   doubtful accounts of $134, $72, and $33, re-
   spectively....................................     6,669     7,162    1,703
  Prepaid expenses...............................       973     1,097      777
  Deposits, inventory and other..................       709       756      111
                                                    -------   -------  -------
    Total current assets.........................    36,953    36,037   20,739
Fixed assets:
  Furniture, fixtures and equipment..............     3,320     2,701      726
  Accumulated depreciation.......................      (439)     (418)    (210)
                                                    -------   -------  -------
    Total fixed assets, net......................     2,881     2,283      516
Investments in affiliates........................     7,047     8,058    1,926
Notes receivable.................................     2,100     2,100      500
Intangible assets, net of accumulated
 amortization of $1,041, $719 and $362,
 respectively....................................    35,738    35,941      685
                                                    -------   -------  -------
                                                    $84,719   $84,419  $24,366
                                                    =======   =======  =======
          LIABILITIES AND OWNERS' EQUITY
Current Liabilities:
  Accounts payable...............................   $ 1,900   $ 2,082  $   543
  Accrued expenses and other liabilities.........    11,066     8,532    1,282
  Percentage lease payable.......................     6,910     5,682      --
  Due to affiliates, net.........................    18,372    22,287   18,649
  Advance deposits...............................       193       146      --
  Long-term debt, current portion................       315       392      336
                                                    -------   -------  -------
    Total current liabilities....................    38,756    39,121   20,810
Long-term debt...................................       461       589      549
                                                    -------   -------  -------
    Total liabilities............................    39,217    39,710   21,359
Commitments and contingencies
Minority interest................................     3,835     3,800      --
Owners' equity...................................    41,667    40,909    3,007
                                                    -------   -------  -------
                                                    $84,719   $84,419  $24,366
                                                    =======   =======  =======

            See accompanying notes to combined financial statements.

                                      OPCO

                       COMBINED STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                   THREE MONTHS ENDED    YEARS ENDED DECEMBER
                                        MARCH 31,                 31,
                                   --------------------  ---------------------
                                     1998       1997      1997    1996   1995
                                   ---------  ---------  ------- ------ ------
                                       (UNAUDITED)
Revenue:
  Leased hotels' operations:
    Rooms......................... $2223,404  $     --   $ 9,880 $  --  $  --
    Food and beverage.............     1,357        --     1,397    --     --
    Other operating departments...     1,219        --       474    --     --
  Hotel management and other
   revenue........................     4,150      1,139   12,088  7,050  5,354
                                   ---------  ---------  ------- ------ ------
      Total revenue...............    30,130      1,139   23,839  7,050  5,354
                                   ---------  ---------  ------- ------ ------
Leased hotels' operating expenses
 by department:
  Rooms...........................     5,124        --     2,533    --     --
  Food and beverage...............       995        --       909    --     --
  Other operating departments.....       498        --       261    --     --
Undistributed operating expenses:
  Administrative and general......     6,963      2,202   10,473  6,140  4,745
  Lease expense...................    10,655        --     4,135    --     --
  Property operating costs........     4,142        --     1,917    --     --
  Depreciation and amortization...       421         96      636    349     84
                                   ---------  ---------  ------- ------ ------
      Total operating expenses....    28,798      2,298   20,864  6,489  4,829
                                   ---------  ---------  ------- ------ ------
Net operating income..............     1,332     (1,159)   2,975    561    525
Equity in earnings (losses) of
 affiliates.......................      (521)       --        46    --     --
Interest expense..................        18         14       56    123     44
                                   ---------  ---------  ------- ------ ------
Income before minority interests..       793     (1,173)   2,965    438    481
Minority interests................        35        --       103    --     --
                                   ---------  ---------  ------- ------ ------
Net income (loss)................. $     758  $  (1,173) $ 2,862 $  438 $  481
                                   =========  =========  ======= ====== ======


            See accompanying notes to combined financial statements.

                                      OPCO

                     COMBINED STATEMENTS OF OWNERS' EQUITY

                                 (IN THOUSANDS)

Capital contributions since January 12, 1995........................... $   398
Capital distributions..................................................    (116)
Net income.............................................................     481
                                                                        -------
Balance, December 31, 1995.............................................     763
Capital contributions..................................................   1,806
Net income.............................................................     438
                                                                        -------
Balance, December 31, 1996.............................................   3,007
Capital contributions..................................................  35,040
Net income.............................................................   2,862
                                                                        -------
Balance, December 31, 1997.............................................  40,909
Net income (unaudited).................................................     758
                                                                        -------
Balance, March 31, 1998 (unaudited).................................... $41,667
                                                                        =======


          See accompanying notes to the combined financial statements.

                                      OPCO

                       COMBINED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                   THREE MONTHS ENDED        YEARS ENDED
                                       MARCH 31,            DECEMBER 31,
                                   -------------------  -----------------------
                                     1998      1997      1997    1996     1995
                                   --------- ---------  ------  -------  ------
                                      (UNAUDITED)
Operating activities:
  Net income (loss)..............  $    758  $  (1,173) $2,862  $   438  $  481
  Adjustments to reconcile net
   income (loss) to net cash
   provided by
   operating activities:
    Depreciation and
     amortization................       421         96     636      349      84
    Equity in earnings of
     affiliates..................       521        --      (46)     --      --
    Minority interests...........        35        --      103      --      --
    Changes in operating assets
     and liabilities:
      Accounts receivable, net...       493         40  (5,459)    (412) (1,290)
      Prepaid expenses...........       124       (257)   (320)    (724)    (11)
      Deposits, Inventory and
       other.....................        47       (211)   (645)    (111)    --
      Cash and cash equivalents
       held on behalf of
       affiliates................       649       (120) (6,702) (17,843)    --
      Accounts payable...........      (182)       367   1,539      276     267
      Due to affiliates, net.....    (3,915)       484   3,638   18,344     305
      Accrued expenses and other
       liabilities...............     2,534      1,456   7,250      909     372
      Percentage lease payable...     1,228        --    1,463      --      --
      Advance deposits...........        47        --      146      --      --
                                   --------  ---------  ------  -------  ------
Net cash provided by operating
 activities......................     2,760        682   4,465    1,226     208
                                   --------  ---------  ------  -------  ------
Investing activities:
  Purchases of fixed assets......      (697)      (234) (2,046)    (382)    (61)
  Purchases of intangible assets.      (119)      (355)   (924)    (824)    --
  Investments in affiliates......       --         --   (2,078)    (150)    --
  Distributions from investments
   in affiliates.................       490         37     147       30     --
  Additions to notes receivable..       --        (350) (1,600)    (500)    --
                                   --------  ---------  ------  -------  ------
Net cash used in investing
 activities......................      (326)      (902) (6,501)  (1,826)    (61)
                                   --------  ---------  ------  -------  ------
Financing activities:
  (Principal payments on)
   proceeds from long-term debt,
   net...........................      (205)       (85)     96      662     (38)
  Capital contributions..........       --         --    4,112      --      250
  Capital distributions..........       --         --      --       --     (116)
  Loan from (repayments to)
   affiliate.....................       --         --      --      (950)    950
  Repayments from (loans to)
   management....................       --         --      --       987    (987)
                                   --------  ---------  ------  -------  ------
Net cash provided (used) by
 financing activities............      (205)       (85)  4,208      699      59
                                   --------  ---------  ------  -------  ------
Net increase (decrease) in cash
 and cash equivalents............     2,229       (305)  2,172       99     206
Cash and cash equivalents,
 beginning of period.............     2,477        305     305      206     --
                                   --------  ---------  ------  -------  ------
Cash and cash equivalents, end of
 period..........................    $4,706  $     --   $2,477  $   305  $  206
                                   ========  =========  ======  =======  ======

            See accompanying notes to combined financial statements.

                                     OPCO

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                       DECEMBER 31, 1997, 1996 AND 1995
                            (DOLLARS IN THOUSANDS)

1. ORGANIZATION

  CapStar Hotel Company and its subsidiaries ("CapStar") was formed pursuant to certain formation transactions prior to or on August 20, 1996. Prior to its August 20, 1996 initial public offering (the "IPO"), CapStar's business was conducted through its predecessor entities, EquiStar Hotel Investors, L.P. and subsidiaries (collectively, "EquiStar") and CapStar Management Company, L.P. ("CMC").

  The principal activity of CapStar is to acquire, renovate, reposition and manage upscale, full-service hotels. CapStar also leases and manages certain other hotels. CapStar owns, leases and manages hotels through its two operating partnerships: CMC and CapStar Management Company II, L.P. ("CMC II"). Separate wholly-owned limited liability companies or limited partnerships directly own the hotels and leases. The owned, leased and managed hotels are located in 29 states, the District of Columbia, the U.S. Virgin Islands and Canada, and are operated under various franchise agreements.

  OpCo is comprised of the assets, liabilities, and related operations (collectively "OpCo") associated with the hotel management and leasing business of CapStar, and certain hotel ownership investments of CapStar which are directly owned by certain CapStar subsidiaries, as follows:

    . the hotel management business and certain investments in affiliates owned by CMC;

    . the hotel management business and 38 hotel leases owned by CapStar
      Winston Company, LLC "CapStar Winston" which was purchased by CapStar in 1997;

    . the hotel lease and investment in BoyStar Ventures, L.P. owned by CapStar BK Company, LLC "CapStar BK" which was purchased by CapStar in 1997; and

    . the investment in CapStar Wyandotte Company, LLC owned by CapStar KC
      Company, LLC "CapStar KC" which was purchased by CapStar in 1997.

    . the investment in Ballston Parking Associates owned by CapStar
      Virginia Company, LLC "CapStar Virginia" which was purchased by CapStar in 1996.

  The following table outlines OpCo's portfolio of managed and leased hotels:

                         CAPSTAR
                         HOTELS      THIRD PARTY         LEASED
                         MANAGED    MANAGED HOTELS       HOTELS        TOTAL
                      ------------- ----------------- ------------ -------------
                      HOTELS ROOMS  HOTELS   ROOMS    HOTELS ROOMS HOTELS ROOMS
                      ------ ------ -------  -------- ------ ----- ------ ------
December 31, 1997....   47   12,019   27     4,631      40   5,687  114   22,337
December 31, 1996....   19    5,166   28     4,619     --      --    47    9,785
December 31, 1995....    6    2,101   41     6,089     --      --    47    8,190

  These financial statements present the financial position and operations of OpCo as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Combination- The combined financial statements include the operations of CMC, CapStar Winston, CapStar BK, CapStar KC, and CapStar Virginia, as described above. All significant intercompany transactions and balances have been eliminated in the combination.

  Investments in affiliates in which OpCo holds a voting interest of 50% or less and exercises significant influence are accounted for using the equity method. OpCo uses the cost method to account for its investment in an entity in which it does not have the ability to exercise significant influence.

                                     OPCO

                       DECEMBER 31, 1997, 1996 AND 1995
                            (DOLLARS IN THOUSANDS)

  Cash and Cash Equivalents--OpCo considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

  OpCo invests excess cash balances on behalf of the CapStar-owned hotels it manages. This cash is recorded as cash and cash equivalents held on behalf of affiliates with the offsetting liability recorded in due to affiliates, net.

  Fixed Assets--Fixed assets are recorded at cost and are depreciated using the straight-line method over lives ranging from five to seven years.

  Intangible Assets--Intangible assets consist of the value of goodwill and lease contracts purchased, organization and franchise costs, and costs incurred to obtain management contracts. Goodwill represents the excess of cost over the fair value of the net assets of the acquired businesses. Intangible assets are amortized on a straight-line basis over the estimated useful lives of the underlying assets ranging from five to 40 years.

  The carrying values of long-lived intangible assets, which include fixed assets and all intangible assets, are evaluated periodically in relation to the operating performance and expected future undiscounted cash flows of the underlying assets. Adjustments are made if the sum of expected future undiscounted net cash flows is less than book value. The impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. No impairment losses were recorded during 1997, 1996 or 1995.

  Income Taxes--No provision is made for income taxes as the operations of OpCo are directly owned by a partnership and four limited liability companies, and therefore, any such liability is the liability of the partners and members.

  Revenue Recognition--Revenue is earned through the operation and management of the hotel properties and is recognized when earned.

  Minority Interests--Minority interests represent OpCo's proportionate share of the value of operating partnership units ("OP Units") of CMC and CMC II issued to third parties in conjunction with CapStar's purchases of certain hotels and CapStar Winston.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Unaudited interim financial statements--The combined financial statements as of March 31, 1998 and for the three months ended March 31, 1998 and 1997 are unaudited. In the opinion of management, such financial statements reflect all adjustments necessary for a fair presentation of the results of the respective interim periods. All such adjustments are of a normal, recurring nature.

                                     OPCO

                       DECEMBER 31, 1997, 1996 AND 1995
                            (DOLLARS IN THOUSANDS)

3. INVESTMENTS IN AFFILIATES

  OpCo has ownership interests in certain corporate joint ventures and affiliated companies. OpCo's investments in affiliates are summarized as follows:

                                                                  DECEMBER 31,
                                                        OWNERSHIP -------------
                                                        INTEREST   1997   1996
                                                        --------- ------ ------
     CapStar Wyandotte Company LLC.....................     50%   $3,023  $ --
     HGI Holdings, LLC.................................            1,895    --
     BoyStar Ventures, L.P. ...........................      9%    1,175    --
     Ballston Parking Associates.......................     36%    1,629  1,776
     Other.............................................              336    150
                                                                  ------ ------
                                                                  $8,058 $1,926
                                                                  ====== ======

  Combined summarized financial information of OpCo's investments in affiliates accounted for using the equity method as of and for the years ended December 31, 1997 and 1996 is as follows:

                                                                    1997   1996
                                                                   ------  -----
     Balance Sheet data:
       Current assets............................................. $1,773     34
       Non-current assets......................................... 32,766  5,469
       Current liabilities........................................  1,094    --
       Non-current liabilities....................................  7,000    --
     Operating data:
       Revenue.................................................... $1,742    589
       Net income (loss)..........................................   (110)   141

4. NOTES RECEIVABLE

  Notes receivable consists of the following:

                                                                     DECEMBER
                                                                        31,
                                                                    -----------
                                                                     1997  1996
                                                                    ------ ----
     Loans to managed hotels....................................... $2,000 $500
     Other.........................................................    100  --
                                                                    ------ ----
                                                                    $2,100 $500
                                                                    ====== ====

  In the normal course of business, OpCo makes interest bearing loans to certain managed hotels and other affiliates. These loans generally require monthly payments of interest. Of the outstanding notes receivable at December 31, 1997 and 1996, $900 and $0, respectively, of the balances are secured by a second mortgage on a certain hotel; $250 and $500 of the balances, respectively, are guaranteed by third parties; and $950 and $0, respectively, is unsecured. The loans bear interest at market rates between 8% and 9%. The loans to managed hotels mature between 2001 and 2007 while loans to other affiliates are payable on 30 days notice. OpCo earned interest income on these loans of $82 and $11 during 1997 and 1996, respectively.

                                     OPCO

                       DECEMBER 31, 1997, 1996 AND 1995
                            (DOLLARS IN THOUSANDS)

5. INTANGIBLE ASSETS

  Intangible assets consist of the following:

                                                                  DECEMBER 31,
                                                                 --------------
                                                                  1997    1996
                                                                 -------  -----
     Goodwill................................................... $27,605  $ --
     Lease contracts............................................   6,576    --
     Organization costs.........................................     897    897
     Management contracts.......................................     867    150
     Other......................................................     715    --
                                                                 -------  -----
                                                                  36,660  1,047
     Less accumulated amortization..............................    (719)  (362)
                                                                 -------  -----
                                                                 $35,941  $ 685
                                                                 =======  =====

6. LONG-TERM DEBT

  Long-term debt consists of the following:

                                                                  DECEMBER 31,
                                                                 --------------
                                                                  1997    1996
                                                                 ------  ------
        Note payable............................................ $  855  $  665
        Capital leases..........................................    126     220
                                                                 ------  ------
                                                                    981     885
        Less current portion....................................   (392)   (336)
                                                                 ------  ------
                                                                 $  589  $  549
                                                                 ======  ======

  Note Payable--In June 1996, OpCo entered into a note payable to finance liability insurance premiums. This note was amended in December 1997 to increase the principal balance. The principal balance was changed to $887 and the maturity date was extended to May 2000. The note accrues interest at an annual rate of 6.4% and requires monthly payments of principal and interest. OpCo incurred interest expense of $33 and $19 during 1997 and 1996, respectively.

  Capital Leases--OpCo has entered into various capital leases for office equipment which expire between 1998 and 2000. The leases require monthly payments of principal and interest. Interest rates on the leases range from 6.4% to 13.3%. The Company incurred interest expense on the leases of $23 in 1997, $28 in 1996, and $18 in 1995.

  Future Maturities--Aggregate future maturities of the above obligations are as follows:

         1998.............................................. $392
         1999..............................................  417
         2000..............................................  172
                                                            ----
                                                            $981
                                                            ====

  During 1996 and 1995, OpCo incurred interest expense of $76 and $26, respectively, on the note payable to an affiliate of OpCo.

                                     OPCO

                       DECEMBER 31, 1997, 1996 AND 1995
                            (DOLLARS IN THOUSANDS)

7. RELATED-PARTY TRANSACTIONS

  OpCo manages hotels owned by CapStar. Hotel management revenue associated with these hotels was $7,238, $2,625 and $917 during 1997, 1996 and 1995, respectively. Management believes these contracts are at prevailing market rates. In the normal course of business, OpCo manages cash on behalf of CapStar and its owned hotels and advances and receives amounts on behalf of CapStar and its owned hotels. At December 31, 1997 and 1996, the net amount due to CapStar and its owned hotels was $24,545 and $17,843, respectively.

  OpCo also manages hotels that are owned in part by affiliates or officers of CapStar. Hotel management revenue associated with these hotels was $943, $824 and $1,104 during 1997, 1996 and 1995, respectively. At December 31, 1997, 1996 and 1995, the amount due from these properties related to hotel management fees was $798, $304 and $237, respectively. Management believes these contracts are at prevailing market rates.

8. COMMITMENTS AND CONTINGENCIES

  OpCo leases certain hotels under non-cancelable operating leases with initial terms ranging from 5 to 15 years, expiring through 2012. OpCo also leases corporate office space. Future minimum lease payments required under these operating leases as of December 31, 1997 were as follows:

           1998.................................... $  20,533
           1999....................................    20,728
           2000....................................    20,653
           2001....................................    20,674
           2002....................................    20,701
           Thereafter..............................   189,757
                                                    ---------
                                                    $ 293,046
                                                    =========

  In connection with the CapStar Winston hotel leases, CapStar has guaranteed certain lease obligations of OpCo. CapStar was contingently liable for lease guarantees on 38 of the hotel leases aggregating up to a maximum of approximately $20 million at December 31, 1997. In addition, two other hotel leases are secured by CapStar BK's and CapStar KC's pledges of their interests in the affiliate companies that own those leased hotels. OpCo knows of no event of default that would require either CapStar, CapStar Winston, CapStar BK, or CapStar KC to satisfy these guarantees or pledges of security interests.

  OpCo operates and manages 27 hotels owned by third parties containing 4,631 rooms. OpCo's management agreements (the "Management Agreements") have remaining terms ranging from one month to nine years. Substantially all of the Management Agreements permit the hotel owners to terminate such agreements prior to the stated expiration dates if the applicable hotel is sold, and several of the Management Agreements permit the hotel owners to terminate such agreements prior to the stated expiration date without cause or by reason of the failure of the applicable hotel to obtain specified levels of performance.

  In the course of OpCo's normal business activities, various lawsuits, claims and proceedings have been or may be instituted or asserted against OpCo. Based on currently available facts, management believes that the disposition of matters that are pending or asserted will not have a material adverse effect on the combined financial position, results of operations or liquidity of OpCo.

                                     OPCO

                       DECEMBER 31, 1997, 1996 AND 1995
                            (DOLLARS IN THOUSANDS)


9. ACQUISITIONS

  In November 1997, CapStar acquired substantially all of the assets of Winston Hospitality, Inc. ("Winston") for a purchase price of $34,000 and contributed the assets to OpCo. Winston leased 38 and managed 28 of the operating hotels of Winston Hotels, Inc., a real estate investment trust. The acquisition of Winston has been accounted for as a purchase and, accordingly, the operating results of Winston have been included in OpCo's combined financial statements since the date of acquisition. The excess of the aggregate purchase price over the fair market value of net identifiable assets acquired was approximately $27,605 and is being amortized over 40 years.

  The following unaudited pro forma summary presents information as if Winston had been acquired at the beginning of the periods presented. The pro forma information is provided for informational purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of OpCo.

                       PRO FORMA INFORMATION (UNAUDITED)

                                                                 1997    1996
                                                                ------- -------
     Total revenue............................................. $94,911 $68,895
     Net income before minority interest.......................   3,991     253
     Net income................................................   3,698     235

10. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

  The following is a summary of the OpCo's quarterly results of operations:

                                                             1997
                                                -------------------------------
                                                 FIRST  SECOND   THIRD  FOURTH
                                                QUARTER QUARTER QUARTER QUARTER
                                                ------- ------- ------- -------
   Total revenue............................... $1,838  $2,816  $4,794  $14,391
   Total operating expenses....................  1,390   2,129   3,911   13,434
   Net operating income........................    448     687     883      957
   Net income..................................    424     650     861      927
                                                             1996
                                                -------------------------------
                                                 FIRST  SECOND   THIRD  FOURTH
                                                QUARTER QUARTER QUARTER QUARTER
                                                ------- ------- ------- -------
   Total revenue............................... $1,158  $1,812  $1,982  $ 2,098
   Total operating expenses....................  1,066   1,668   1,824    1,931
   Net operating income........................     92     144     158      167
   Net income..................................     72     113     123      130

                                     OPCO

                       DECEMBER 31, 1997, 1996 AND 1995
                            (DOLLARS IN THOUSANDS)

11. SUPPLEMENTAL CASH FLOW INFORMATION

                              THREE MONTHS          YEAR ENDED
                             ENDED MARCH 31,       DECEMBER 31,
                             ---------------   --------------------
                              1998     1997     1997     1996  1995
                             ------   ------   -------  ------ ----
                               (UNAUDITED)
Cash paid for interest.....  $  18    $  14    $    56  $  138 $ 18
Assets contributed (liabil-
 ities assigned) to OpCo:
Percentage lease payable...    --       --     $(4,219) $  --  $--
Investments in affiliates..    --       --       4,155   1,806  --
Intangible assets..........    --       --      34,689     --   --
Non-cash investing and fi-
 nancing activities:
Capital contributions by
 owners....................    --       --     $30,928  $1,806 $148
Minority interests.........    --       --       3,697     --   --
Additions to equipment
 through capital leases....    --       --         --      --   261

12. SUBSEQUENT EVENTS

  On March 15, 1998, CapStar and American General Hospitality Corporation signed a definitive agreement to merge. As part of the merger, CapStar will spin-off OpCo to its current shareholders as a C corporation to be called MeriStar Hotels & Resorts, Inc. Subsequently, CapStar will merge into American General Hospitality Corporation. The combined entity will be renamed MeriStar Hospitality Corporation and will own 108 hotels with 27,336 rooms in 27 states, the District of Columbia and Canada.

  As a condition of the proposed merger, MeriStar Hotels & Resorts is to acquire privately-held American General Hospitality, Inc. and AGH Leasing, L.P., which together currently operate and/or lease 44 of American General Hospitality Corporation's 53 owned hotels and manage 15 additional properties for third party owners. The aggregate purchase price for American General Hospitality, Inc. and AGH Leasing, L.P. is $95 million, payable in a mixture of cash and units of limited partnership interest. Upon completion of OpCo's spin-off and acquisitions, MeriStar Hotels & Resorts will lease and manage 201 hotels in 34 states, the U.S. Virgin Islands, the District of Columbia and Canada, 108 of which will be owned by MeriStar Hospitality Corporation.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Shareholders
Winston Hospitality, Inc.

  We have audited the accompanying balance sheets of Winston Hospitality, Inc. as of October 31, 1997 and December 31, 1996 and the related statements of income, shareholders' equity and cash flows for the 10 months ended October 31, 1997 and the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winston Hospitality, Inc. as October 31, 1997 and December 31, 1996 and the results of its operations and its cash flows for the 10 months ended October 31, 1997 and the years ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles.

                                          /s/ Coopers & Lybrand L.L.P.

Raleigh, North Carolina
February 6, 1998

                           WINSTON HOSPITALITY, INC.

                                 BALANCE SHEETS

                  AS OF OCTOBER 31, 1997 AND DECEMBER 31, 1996
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  1997    1996
ASSETS                                                           ------- ------
Current assets:
  Cash and cash equivalents..................................... $ 6,926 $5,463
  Accounts receivable:
    Trade.......................................................   2,303  1,166
    Lessor......................................................     768  1,391
    Affiliates..................................................     125     95
    Shareholders................................................     --      71
  Prepaid expenses and other assets.............................     182    220
                                                                 ------- ------
      Total current assets......................................  10,304  8,406
                                                                 ------- ------
Furniture, fixtures and equipment:
  Furniture and equipment.......................................     399    323
  Leasehold improvements........................................     113    113
                                                                 ------- ------
                                                                     512    436
  Less accumulated depreciation and amortization................     245    178
                                                                 ------- ------
      Net furniture, fixtures and equipment.....................     267    258
                                                                 ------- ------
                                                                 $10,571 $8,664
                                                                 ======= ======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable--trade....................................... $ 1,918 $1,259
  Percentage lease payable to Lessor............................   3,882  4,661
  Accounts payable--affiliates..................................     --     146
  Accrued salaries and wages....................................   1,204    874
  Accrued sales and occupancy taxes.............................     814    462
  Other current liabilities.....................................     842    618
                                                                 ------- ------
    Total current liabilities...................................   8,660  7,970
                                                                 ------- ------
Commitments (Note 3)
Shareholders' equity:
  Common stock, $.01 par value, 100 shares authorized, issued
   and outstanding..............................................       1      1
  Additional paid-in capital....................................      49     49
  Retained earnings.............................................   1,861    644
                                                                 ------- ------
    Total shareholders' equity..................................   1,911    694
                                                                 ------- ------
                                                                 $10,571 $8,664
                                                                 ======= ======

    The accompanying notes are an integral part of the financial statements.

                           WINSTON HOSPITALITY, INC.

                              STATEMENTS OF INCOME

             FOR THE TEN MONTHS ENDED OCTOBER 31, 1997 AND 1996 AND
                   THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                                ($ IN THOUSANDS)

                                              TEN MONTHS ENDED     YEARS ENDED
                                                 OCTOBER 31,      DECEMBER 31,
                                             ------------------- ---------------
                                              1997      1996      1996    1995
                                             ------- ----------- ------- -------
                                                     (UNAUDITED)
Revenue:
  Room...................................... $67,145   $49,633   $58,956 $39,677
  Food and beverage.........................   2,419     1,240     1,685     138
  Other operating, net......................   1,373     1,068     1,191     877
  Interest income...........................     152        82        93      85
                                             -------   -------   ------- -------
    Total revenue...........................  71,089    52,023    61,925  40,777
                                             -------   -------   ------- -------
Expenses:
  Property and operating....................  24,112    17,388    21,550  14,124
  Property repairs and maintenance..........   3,193     2,614     3,181   1,909
  Food and beverage.........................   1,715       924     1,281     189
  General and administrative................   2,090     1,603     2,050   1,526
  Franchise costs...........................   6,167     4,327     5,361   3,565
  Management fees...........................   1,015     1,109     1,126     784
  Percentage lease payments.................  30,980    22,800    26,611  17,148
                                             -------   -------   ------- -------
    Total expenses..........................  69,272    50,765    61,160  39,245
                                             -------   -------   ------- -------
    Net income.............................. $ 1,817   $ 1,258   $   765 $ 1,532
                                             =======   =======   ======= =======


    The accompanying notes are an integral part of the financial statements.

                           WINSTON HOSPITALITY, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                   FOR THE TEN MONTHS ENDED OCTOBER 31, 1997,
                 AND THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                                ($ IN THOUSANDS)

                           COMMON STOCK  ADDITIONAL               TOTAL
                          --------------  PAID-IN   RETAINED  SHAREHOLDERS'
                          SHARES DOLLARS  CAPITAL   EARNINGS     EQUITY
                          ------ ------- ---------- --------  -------------
Balances at December 31,
 1994...................   100     $ 1      $49     $    15      $    65
Net income..............   --      --       --        1,532        1,532
Distributions...........   --      --       --       (1,112)      (1,112)
                           ---     ---      ---     -------      -------
Balances at December 31,
 1995...................   100       1       49         435          485
Net income..............   --      --       --          765          765
Distributions...........   --      --       --         (556)        (556)
                           ---     ---      ---     -------      -------
Balances at December 31,
 1996...................   100       1       49         644          694
Net income..............   --      --       --        1,817        1,817
Distributions...........   --      --       --         (600)        (600)
                           ---     ---      ---     -------      -------
Balances at December 31,
 1997...................   100     $ 1      $49     $ 1,861      $ 1,911
                           ===     ===      ===     =======      =======


    The accompanying notes are an integral part of the financial statements.

                           WINSTON HOSPITALITY, INC.

                            STATEMENTS OF CASH FLOWS

FOR THE TEN MONTHS ENDED OCTOBER 31, 1997 AND 1996 AND THE YEARS ENDED DECEMBER
                               31, 1996 AND 1995
                                ($ IN THOUSANDS)

                                            TEN MONTHS ENDED     YEARS ENDED
                                               OCTOBER 31,       DECEMBER 31,
                                            ------------------  ---------------
                                              1997      1996     1996    1995
                                            --------  --------  ------  -------
                                                      (UNAUDITED)
Cash flows from operating activities:
  Net income..............................  $  1,817  $  1,258  $  765  $ 1,532
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
    Depreciation and amortization.........        67        65      83       63
    Changes in assets and liabilities:
      Accounts receivable--trade..........    (1,137)   (1,525)   (330)    (310)
      Prepaid expenses and other assets...        38      (137)   (103)     (65)
      Accounts payable--trade.............       659       547     666      132
      Percentage lease payable to Lessor..      (729)      532   2,064    1,159
      Accrued expenses and other
       liabilities........................       906     1,045     914       30
                                            --------  --------  ------  -------
        Net cash provided by operating
         activities.......................     1,621     1,785   4,059    2,541
                                            --------  --------  ------  -------
Cash flows from inventing activities:
  Purchases of furniture, fixtures and
   equipment..............................       (76)     (107)   (144)     (67)
  Repayments from (advances to) Lessor,
   affiliates and shareholders, net.......       518      (265)   (145)  (1,233)
                                            --------  --------  ------  -------
        Net cash provided by (used in)
         investing activities.............       442      (372)   (289)  (1,300)
                                            --------  --------  ------  -------
Cash flows from financing activities:
  Distributions to shareholders...........      (600)     (485)   (556)  (1,112)
                                            --------  --------  ------  -------
        Net cash used in financing
         activities.......................      (600)     (485)   (556)  (1,112)
                                            --------  --------  ------  -------
Net increase in cash and cash equivalents.     1,463       928   3,214      129
Cash and cash equivalents at beginning of
 the period...............................     5,463     2,249   2,249    2,120
                                            --------  --------  ------  -------
Cash and cash equivalents at end of the
 period...................................  $  6,926  $  3,177  $5,463  $ 2,249
                                            ========  ========  ======  =======

    The accompanying notes are an integral part of the financial statements.

                           WINSTON HOSPITALITY, INC.

                         NOTES TO FINANCIAL STATEMENTS
                            (DOLLARS IN THOUSANDS)

1. ORGANIZATION:

  Winston Hospitality, Inc. ("Hospitality") was formed to lease and operate hotels owned by WINN Limited Partnership (the "Partnership") and Winston Hotels, Inc. ("WHI") (collectively, the "Company"). Approximately 90.15% of the Partnership is owned by WHI. The two shareholders of Hospitality (Robert
W. Winston, III and John B. Harris, Jr.) are also shareholders of WHI and/or partners in the Partnership. The Company owned 21 hotels as of December 31, 1995, 31 hotels as of December 31, 1996 and 38 hotels as of October 31, 1997 (collectively, all 38 hotels are the "Current Hotels").

  Each hotel was separately leased by the Company to Hospitality under a Percentage Lease Agreement. These leases required minimum base rental payments to be made to the Company on a monthly basis and additional quarterly payments to be made based on a percentage of gross room revenue and certain food and beverage revenues.

  Thirty-seven of the 38 hotels are limited-service hotels and one is a full-service hotel. All 38 hotels are operated under franchise agreements with Promus Hotels, Inc., Choice Hotels International, Inc., Holiday Inns Franchising, Inc. and Marriott International, Inc. The cost of obtaining the franchise licenses was paid by the Company and the on-going franchise fees were paid by Hospitality.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Revenue Recognition. Revenue is recognized as earned. Ongoing credit evaluations are performed and an allowance for potential credit losses is provided against the portion of accounts receivable which is estimated to be uncollectible.

  Cash Equivalents. All highly liquid investments with a maturity date of three months or less when purchased are considered to be cash equivalents. Hospitality places cash deposits with federally insured depository institutions. At October 31, 1997, bank account balances exceeded federal depository insurance limits by approximately $6,252.

  Fair Value of Financial Instruments. Hospitality's financial instruments consist of cash and cash equivalents whose carrying value approximates fair value because of their short maturity. Hospitality's remaining assets and liabilities are not considered financial instruments.

  Furniture, Fixtures and Equipment. Furniture and equipment are recorded at cost and are depreciated using the straight-line method over estimated useful lives of the assets of five and seven years. Leasehold improvements are being amortized using the straight-line method over the terms of the related leases. Upon disposition, both the asset and accumulated depreciation accounts are relieved and the related gain or loss is credited or charged to the income statement. Repairs and maintenance of hotel properties owned by the Company are paid by Hospitality and are charged to expense as incurred.

  Income Taxes. Hospitality has made an election under Subchapter S of the Internal Revenue Code of 1986, as amended. Any taxable income or loss is recognized by the shareholders and, therefore, no provision for income taxes has been provided in the accompanying financial statements.

  Reclassifications. Certain reclassifications have been made to the 1996 and 1995 financial statements to conform with the 1997 presentation. These reclassifications have no effect on net income or shareholders' equity as previously reported.

  Unaudited October 31, 1996 operating results. Operating results for the 10 months ended October 31, 1996, presented for comparison purposes, are unaudited. The unaudited financial statements for the period ended October 31, 1996 reflect, in the opinion of management, all adjustments necessary for a fair presentation of the financial statements. All such adjustments are normal and recurring in nature.

                           WINSTON HOSPITALITY, INC.

                            (DOLLARS IN THOUSANDS)

3. COMMITMENTS:

  Under the terms of the Percentage Lease Agreements, Hospitality had future lease commitments to the Company through 2006. As disclosed in Note 6 below, all Percentage Leases were sold as of November 24, 1997.

  Hospitality incurred minimum rents of $13,535, $11,154 and $7,853 as well as percentage rents of $17,445, $15,457 and $9,295 for the ten months ended October 31, 1997 and the years ended December 31, 1996 and 1995, respectively.

  Hospitality had entered into separate contracts with unrelated parties for the management of 10 of the hotels. The terms of these agreements provided for management fees to be paid based on predetermined formulas for a period of ten years through 2006. The contracts were cancelable under certain circumstances as outlined in the agreements. As disclosed in Note 6 below, all such contracts were sold as of November 24, 1997.

  Various legal proceedings against Hospitality have arisen from time to time in the normal course of business. Management believes liabilities arising from these proceedings, if any, will have no material adverse effect on the financial positions or results of operations of Hospitality.

4. DISTRIBUTIONS:

  Beginning with the year ended December 31, 1996, the shareholders agreed to limit distributions by Hospitality to amounts necessary to pay their income taxes on the net income derived from Hospitality until such time as the tangible net worth of Hospitality reached $4,000. Thereafter, they agreed to invest at least 75% of their after-tax distributions of net income from Hospitality in Common Stock of the Company. These agreements terminated effective November 24, 1997, due to the sale of the leases to CapStar.

5. PROFIT SHARING PLAN:

  On January, 1, 1996, Hospitality adopted the Winston 401(k) Plan (the "Plan") for substantially all employees, except any highly compensated employee, as defined in the Plan, who had attained the age of 21 and completed one year of service. Under the Plan, employees were able to contribute from 1% to 15% of compensation, subject to an annual maximum as determined under the Internal Revenue Code. Hospitality made matching contributions of a specified percentage of the employee's contribution currently 3% of the first 6% of the employee's contribution, and may make additional discretionary contributions. Hospitality contributed $54, $50 (unaudited) and $61 during the 10-month periods ended October 31, 1997 and 1996, and the year ended December 31, 1996, respectively.

6. SUBSEQUENT EVENT:

  On November 24, 1997, Hospitality completed the sale of substantially all of its assets and all 38 existing Percentage Leases to CapStar Management Company, L.P. ("CMC") for total consideration of $34,000. The $34,000 sale price consisted of $10,000 in cash and 674,236 CMC Partnership Units.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of American General Hospitality, Inc.

  We have audited the accompanying balance sheets of American General Hospitality, Inc. (the "Company") as of December 31, 1997 and 1996 and the related statements of operations, stockholders' equity and cash flows for the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American General Hospitality, Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Coopers & Lybrand LLP

Dallas, Texas
April 1, 1998

                       AMERICAN GENERAL HOSPITALITY, INC.

                                 BALANCE SHEETS

                                          DECEMBER 31, DECEMBER 31,  MARCH 31,
                                              1997         1996        1998
                 ASSETS                   ------------ ------------ -----------
                                                                    (UNAUDITED)
Current assets:
Cash and cash equivalents...............   $1,900,176   $  455,058  $3,234,315
Accounts and management fees receivable.    1,756,317    1,731,204   1,768,463
Accounts receivable, affiliates.........      167,621      103,574      35,193
Prepaid expenses........................       36,010       13,229      34,519
                                           ----------   ----------  ----------
    Total current assets................    3,860,124    2,303,065   5,072,490
Investments in property and equipment, at cost:
  Furniture and equipment...............    1,155,220      522,696   1,317,040
  Leasehold improvements................       88,049        6,960      93,260
                                           ----------   ----------  ----------
                                            1,243,269      529,656   1,410,300
  Less accumulated depreciation.........      300,362      334,933     327,362
                                           ----------   ----------  ----------
    Net investments in property and
     equipment..........................      942,907      194,723   1,082,938
                                           ----------   ----------  ----------
Deposits................................       78,860           50      78,860
Goodwill, net of accumulated
 amortization of $2,250, $2,000,
 and $2,312 (unaudited) as of
 December 31, 1997 and 1996 and
 March 31, 1998, respectively...........        7,750        8,000       7,688
Other assets............................          --         1,477
                                           ----------   ----------  ----------
    Total assets........................   $4,889,641   $2,507,315  $6,241,976
                                           ==========   ==========  ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable........................   $   77,499   $  474,253  $2,366,542
Accounts payable, affiliates............    1,275,000       42,770   1,275,000
Accrued liabilities.....................    2,795,477    1,268,895   1,507,866
Deferred revenue........................       48,699      148,586
                                           ----------   ----------  ----------
    Total current liabilities...........    4,196,675    1,934,504   5,149,408
                                           ----------   ----------  ----------
Commitments and contingencies (Notes 3
 and 5)
Stockholders' equity:
  Common stock, $.01 par value, 100,000
   shares authorized, 600 shares issued
   and outstanding......................            6            6           6
  Additional paid-in capital............      584,143      584,143     584,143
  Retained earnings.....................      108,817      (11,338)    508,419
                                           ----------   ----------  ----------
    Total stockholders' equity..........      692,966      572,811   1,092,568
                                           ----------   ----------  ----------
    Total liabilities and stockholders'
     equity.............................   $4,889,641   $2,507,315  $6,241,976
                                           ==========   ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                       AMERICAN GENERAL HOSPITALITY, INC.

                            STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
               AND THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997

                         DECEMBER 31, DECEMBER 31, DECEMBER 31,   MARCH 31,   MARCH 31,
                             1997         1996         1995         1998        1997
                         ------------ ------------ ------------  ----------- -----------
                                                                 (UNAUDITED) (UNAUDITED)
Revenues:
  Management and con-
   sulting fee revenue..  $7,350,851   $9,818,069  $10,070,090   $ 2,815,323 $ 1,441,670
                          ----------   ----------  -----------   ----------- -----------
Operating expenses:
  Salaries and employee
   benefits.............   3,705,366    4,253,358    4,498,855     1,333,768   1,138,630
  Professional fees.....     520,067      412,994      562,152        18,997      10,991
  Rent and related ex-
   pense................     378,699      292,103      320,515       138,505      72,867
  Travel and entertain-
   ment.................      69,328      114,110      397,740        10,542      28,783
  General and adminis-
   trative
   expenses.............     130,863       82,429      227,081        30,175      28,222
  Office expenses.......     113,513      139,013      190,190        38,339      28,633
  Advertising and promo-
   tion.................      29,127       36,813       50,135         1,689       4,802
                          ----------   ----------  -----------   ----------- -----------
                           4,946,963    5,330,810    6,246,668     1,572,015   1,312,928
                          ----------   ----------  -----------   ----------- -----------
Income before deprecia-
 tion, amortization,
 consulting fees and
 other income (expense).   2,403,888    4,487,259    3,823,422     1,243,308     128,742
                          ----------   ----------  -----------   ----------- -----------
  Consulting fees.......   2,227,077    3,979,446    4,056,477       858,226     427,323
  Depreciation expense..     123,927      101,891       93,974        27,000      25,470
  Amortization expense..         250          250          250            62          62
                          ----------   ----------  -----------   ----------- -----------
                           2,351,254    4,081,587    4,150,701       885,288     452,855
                          ----------   ----------  -----------   ----------- -----------
  Income (loss) from op-
   erations.............      52,634      405,672     (327,279)      358,020    (324,113)
                          ----------   ----------  -----------   ----------- -----------
Other income (expense):
  Interest income.......     134,931      187,750      135,600        41,582      19,945
  Other expense.........     (67,410)         --      (189,204)          --          --
                          ----------   ----------  -----------   ----------- -----------
                              67,521      187,750      (53,604)       41,582      19,945
                          ----------   ----------  -----------   ----------- -----------
  Net income (loss).....  $  120,155   $  593,422   $ (380,883)    $ 399,602  $ (304,168)
                          ==========   ==========  ===========   =========== ===========


   The accompanying notes are an integral part of these financial statements.

                       AMERICAN GENERAL HOSPITALITY, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995
                   AND THE THREE MONTHS ENDED MARCH 31, 1998

                              COMMON STOCK  ADDITIONAL RETAINED       TOTAL
                              -------------  PAID-IN   EARNINGS   STOCKHOLDERS'
                              SHARES AMOUNT  CAPITAL   (DEFICIT)     EQUITY
                              ------ ------ ---------- ---------  -------------
Balance, December 31, 1994...  600    $ 6    $584,143  $(223,877)  $  360,272
Net loss.....................                           (380,883)    (380,883)
                               ---    ---    --------  ---------   ----------
Balance, December 31, 1995...  600      6     584,143   (604,760)     (20,611)
Net income...................                            593,422      593,422
                               ---    ---    --------  ---------   ----------
Balance, December 31, 1996...  600      6     584,143    (11,338)     572,811
Net income...................                            120,155      120,155
                               ---    ---    --------  ---------   ----------
Balance, December 31, 1997...  600      6     584,143    108,817      692,966
Net income (unaudited).......                            399,602      399,602
                               ---    ---    --------  ---------   ----------
Balance, March 31, 1998
 (unaudited).................  600    $ 6    $584,143  $ 508,419   $1,092,568
                               ===    ===    ========  =========   ==========



   The accompanying notes are an integral part of these financial statements.

                       AMERICAN GENERAL HOSPITALITY, INC.

                            STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
               AND THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997

                          DECEMBER 31, DECEMBER 31, DECEMBER 31,  MARCH 31,    MARCH 31,
                              1997         1996         1995        1998         1997
                          ------------ ------------ ------------ -----------  -----------
                                                                 (UNAUDITED)  (UNAUDITED)
Cash flows from
 operating activities:
   Net income (loss)....   $  120,155   $ 593,422    $(380,883)  $  399,602   $ (304,168)
   Adjustments to
    reconcile net income
    (loss) to net cash
    provided by (used
    in) operating
    activities:
 Amortization...........          250         250          250           62           62
 Depreciation...........      123,927     101,891       93,974       27,000       25,470
 Loss from disposition
  of assets.............       33,269         --        36,425          --
 Changes in assets and
  liabilities:
   Accounts and
    management fees
    receivable..........      (25,113)   (980,292)    (151,928)     (12,146)     443,310
   Accounts receivable--
    affiliates..........      (64,047)    (35,071)     231,687      132,428     (135,630)
   Prepaid expenses.....      (22,781)      4,906       11,073        1,491        5,653
   Deposits.............      (78,810)        (20)      54,750          --       (80,257)
   Accounts payable.....     (396,754)    152,191     (185,613)   2,289,043      (82,176)
   Accounts payable--
    affiliates..........    1,232,230         --      (245,691)         --        63,672
   Accrued liabilities..    1,526,582     272,663      449,100   (1,287,611)     922,178
   Deferred revenue.....      (99,887)     89,169       59,417      (48,699)    (148,586)
                           ----------   ---------    ---------   ----------   ----------
   Net cash provided by
    (used in) operating
    activities..........    2,349,021     199,109      (27,439)   1,501,170      709,528
                           ----------   ---------    ---------   ----------   ----------
   Cash flows from
    investing
    activities:
   Proceeds from sale of
    investment..........        1,477         --           --           --         1,477
 Loan to affiliates.....          --          --       (25,000)         --           --
   Proceeds from loans
    to affiliates.......          --          --       282,218          --           --
   Purchase of property
    and equipment.......     (916,746)    (87,076)    (167,160)    (167,031)    (104,677)
   Proceeds from sale of
    furniture and
    equipment...........       11,366         --           --           --           --
                           ----------   ---------    ---------   ----------   ----------
 Net cash provided by
  (used in) investing
  activities............     (903,903)    (87,076)      90,058     (167,031)    (103,200)
                           ----------   ---------    ---------   ----------   ----------
Net increase in cash and
 equivalents............    1,445,118     112,033       62,619    1,334,139      606,328
Cash and equivalents at
 beginning of year......      455,058     343,025      280,406    1,900,176      455,058
                           ----------   ---------    ---------   ----------   ----------
Cash and equivalents at
 end of year............   $1,900,176   $ 455,058    $ 343,025   $3,234,315   $1,061,386
                           ==========   =========    =========   ==========   ==========

  The accompanying notes are an integral part of theses financial statements.

                      AMERICAN GENERAL HOSPITALITY, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION:

  American General Hospitality, Inc. (the "Company"), a Texas corporation, was incorporated in November 1988 and provides hotel management and consulting services to hotels throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 CASH AND CASH EQUIVALENTS

  For the purposes of the statement of cash flows, the Company considers all certificates of deposit and debt instruments with original maturities of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

 INVESTMENTS IN PROPERTY AND EQUIPMENT

  Property and equipment consist of furniture, equipment, computer equipment and leasehold improvements and are stated at cost. Depreciation is provided by using the straight-line method over estimated useful lives of five to seven years for furniture and equipment and three years for leasehold improvements. This is considered reasonable for financial reporting purposes and is not materially different from estimated useful lives.

  Maintenance and repairs are charged to operations as incurred; major renewals and improvements are capitalized. Upon the sale or disposition of a fixed asset, the asset and related accumulated depreciation accounts are removed from the accounts and the related gain or loss is included in operations.

 GOODWILL

  Goodwill in the amount of $10,000 was recorded when the S Corporation was originally formed in 1988. The goodwill is being amortized using the straight line method over a 40 year period.

 REVENUE RECOGNITION

  Revenue is recognized as earned. Ongoing credit evaluations are performed and an allowance for potential credit losses is provided against the portion of accounts receivable which is estimated to be uncollectible.

 ADVERTISING COST

  The Company participates in various advertising and marketing programs. All advertising costs are expensed in the period incurred.

 CONCENTRATIONS OF RISK

  The Company places cash deposits at a major bank. At December 31, 1997, bank account balances exceed Federal Deposit Insurance Corporation limits by approximately $2,330,000. Management believes credit risk related to these deposits is minimal.

 USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

                      AMERICAN GENERAL HOSPITALITY, INC.

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 INCOME TAXES

  The Company, with the consent of its shareholders, elected to be treated as a small business corporation under Subchapter S of the Internal Revenue Code. In this status, the Company is not a taxable entity, and elements of income and expense flow through and are taxed to the shareholders on an individual basis; therefore, no provision or liability for income taxes is reflected in these financial statements. The Company's tax returns and the amount of allocable income or loss are subject to examination by federal and state taxing authorities. If such examinations result in changes to income or loss, the tax liability of the shareholder could be changed accordingly.

  Interim Financial Information--The unaudited interim financial statements as of March 31, 1998 and for the three months ended March 31, 1998 and March 31, 1997 have been prepared pursuant to the rules and regulations of the SEC. The accompanying interim financial statements reflect, in the opinion of management, all adjustments necessary for a fair presentation of the interim financial statements. All such adjustments are of a normal and recurring nature.

3. OPERATING LEASES:

  During 1997, the Company entered into a sublease agreement with Federal Home Loan Bank of Dallas to lease 18,668 square feet of office space. The agreement requires monthly rental payments of $28,780 and expires in September 2000. Federal Home Loan Bank of Dallas lease from Crescent Real Estate Funding II, L.P.

  The Company also has various equipment leases on office equipment expiring in future years.

  Future minimum lease payments under these noncancelable lease agreements are as follows:

         YEAR ENDED DECEMBER 31,                         AMOUNT
         -----------------------                        --------
         1998.......................................... $360,072
         1999..........................................  360,072
         2000..........................................  260,806
                                                        --------
                                                        $980,950
                                                        ========

4. EMPLOYEE BENEFIT PLANS:

  The Company sponsors a 401(k) retirement plan and provides discretionary matching contributions of 50% of eligible employees' contributions, up to 6% of employee compensation. During 1997, 1996 and 1995, the Company contributed $26,033, $63,933 and $53,365 to this plan, respectively.

  The Company has an employee stock ownership plan which covers all eligible employees meeting age and length of service requirements. Under the terms of this plan, contributions are at the discretion of the Board of Directors up to the maximum allowable for tax purposes. During 1997, 1996 and 1995, the Company contributed $71,625, $98,255 and $94,814 in cash to this plan, respectively. This approximated 3% of eligible employee compensation. No contributions of stock have been made to the plan to date.

5.  CONTINGENCIES:

  The Company is a defendant in various litigation arising in the ordinary course of its business. No provision for liability related to this litigation has been recorded in the financial statements as the Company believes that no material uninsured loss will result.

6.  CONCENTRATIONS OF CREDIT RISK:

  Most of the Company's business activity is with or on behalf of the hotels it manages across the United States, and substantially all of the Company's trade and management fee receivables are from these hotels. The

                      AMERICAN GENERAL HOSPITALITY, INC.

Company employs all hotel employees for the properties and is reimbursed by the property owners. At December 31, 1997, there were approximately 7,500 employees.

7.  RELATED PARTY TRANSACTIONS:

  Accounts receivable-affiliates represents amounts due from affiliates for property renovations, purchases, potential investments, shared expenses and other advances.

  Accounts payable-affiliates represents amounts due to affiliates for advances.

  During 1997, 1996 and 1995, the Company received fee revenue for management, consulting and accounting services provided in the amount of $866,969, $121,087 and $249,088, respectively, from entities affiliated with the Company through common ownership.

  In addition, the Company paid consulting fees of $2,227,077, $3,979,446 and $4,056,477 during 1997, 1996 and 1995, respectively, to an affiliated entity.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS:

  Statements of Financial Accounting Standards No. 107 requires all entities to disclose the fair value of certain financial instruments in their financial statements. Accordingly, the Company reports the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities at cost, which approximates fair value due to the short maturity of these instruments.

9. SUBSEQUENT EVENTS:

  On March 15, 1998 American General Hospitality Corporation (the "REIT") and an affiliate and CapStar Hotel Company ("CapStar") entered into a definitive agreement (the "Merger Agreement") pursuant to which the parties agreed, subject to stockholder approval and other conditions and covenants, to merge as equals (the "Proposed Merger"). Accordingly, no assurance can be given that the Proposed Merger will be consummated. Pursuant to the Merger Agreement, CapStar will spin off (the "Spin-Off") in a taxable transaction, its hotel operations and management business to its current stockholders as a new C Corporation to be called MeriStar Hotels & Resorts, Inc. ("MeriStar Resorts"). CapStar will subsequently merge with and into the REIT, which will qualify as a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). The REIT will be renamed MeriStar Hospitality Corporation after the Proposed Merger. In a separate transaction, which will close immediately after the closing of the Proposed Merger, MeriStar Resorts will acquire AGH Leasing (an affiliate) and the Company which acquisition is a condition to closing the Proposed Merger. If the Proposed Merger is consummated, MeriStar Resorts will become the lessee and manager of all of the Current Hotels currently leased by AGH Leasing and will have a right of first refusal to become the lessee of hotels acquired by the Company in the future except for the Prime Group II Acquisition hotels.

  The Merger Agreement defines the exchange ratios for both the REIT's and CapStar's stockholders. CapStar stockholders will receive one share each of MeriStar Hospitality Corporation and MeriStar Resorts for each CapStar share owned. The REIT's stockholders will receive 0.8475 shares of MeriStar Hospitality Corporation for each share of common stock owned. Both exchange ratios are fixed, with no adjustment mechanism.

  The REIT expects the Proposed Merger to close in June 1998. The Proposed Merger will be submitted for approval at separate meetings of the stockholders of the REIT and CapStar. Prior to such stockholder meetings, the REIT will file a registration statement with the SEC registering under the Securities Act of 1933, as amended, the shares of MeriStar Hospitality Corporation to be issued in the Proposed Merger.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners
 AGH Leasing, L.P.

  We have audited the accompanying balance sheets of AGH Leasing, L.P. (The "Partnership") as of December 31, 1997 and 1996, and the related statements of operations, changes in partners' deficit, and cash flows for the year ended December 31, 1997 and for the period from July 31, 1996 (inception of operations) through December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AGH Leasing, L.P. as of December 31, 1997 and 1996 and its results of operations and its cash flows for the year ended December 31, 1997 and for the period from July 31, 1996 (inception of operations) through December 31, 1996 in conformity with generally accepted accounting principles.

                                          /s/ Coopers & Lybrand l.l.p.
Dallas, Texas
January 30, 1998,
except for Note 6, as
to which the date is
March 16, 1998

                               AGH LEASING, L.P.

                          CONSOLIDATED BALANCE SHEETS

                                          DECEMBER 31,  DECEMBER 31,   MARCH 31,
                                              1997          1996         1998
                                          ------------  ------------  -----------
                                                                      (UNAUDITED)
ASSETS
Investments in hotel properties, at cost
  Furniture, fixtures and equipment.....  $   315,000   $   315,000   $   315,000
  Less accumulated depreciation.........
                                              (89,250)      (26,250)     (105,000)
                                          -----------   -----------   -----------
Net investment in hotel properties......      225,750       288,750       210,000
Cash and cash equivalents...............    8,781,329     5,673,232    24,644,714
Accounts receivable, net of allowance
 for doubtful accounts of $73,915,
 $5,291 and $80,987 (unaudited) as of
 December 31, 1997 and 1996 and March
 31, 1998, respectively.................    6,247,083     2,822,936    12,594,508
Inventories.............................    1,007,296       448,234     1,508,406
Prepaid expenses........................    1,067,384       553,400     1,165,999
Deferred expenses.......................      159,207       194,287       148,859
Other assets............................      283,997        47,985       457,900
                                          -----------   -----------   -----------
    Total assets........................  $17,772,046   $10,028,824   $40,730,386
                                          ===========   ===========   ===========
LIABILITIES AND PARTNERS' EQUITY (DEFI-
 CIT)
Accounts payable, trade.................  $ 2,642,639   $ 1,054,902   $ 5,309,072
Participating Lease payable, American
 General Hospitality
  Operating Partnership, L.P............    7,999,122     3,979,242    17,371,456
Note payable to American General Hospi-
 tality Operating
 Partnership, L.P.......................      234,321       287,684       220,136
Accrued expenses and other liabilities..    5,327,522     4,198,035    13,227,644
Deferred income.........................    2,100,000       730,000     2,047,500
Minority interest in Twin Towers Leas-
 ing, L.P...............................    1,197,442           --      1,197,442
                                          -----------   -----------   -----------
    Total liabilities...................   19,501,046    10,249,863    39,373,250
                                          -----------   -----------   -----------
Commitments and contingencies (Notes 1
 and 2)
  Partner's Capital (deficit)--General
   Partner..............................      (17,290)       (2,210)       13,571
  Partner's Capital (deficit)--Limited
   Partners.............................   (1,711,710)     (218,829)    1,343,565
                                          -----------   -----------   -----------
    Total partners' (deficit)...........   (1,729,000)     (221,039)    1,357,136
                                          -----------   -----------   -----------
    Total liabilities and partners'
     (deficit)..........................  $17,772,046   $10,028,824   $40,730,386
                                          ===========   ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                               AGH LEASING, L.P.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997
             AND THE PERIOD JULY 31, 1996 (INCEPTION OF OPERATIONS)
  THROUGH DECEMBER 31, 1996 AND THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997

                            DECEMBER 31,  DECEMBER 31,   MARCH 31,   MARCH 31,
                                1997          1996         1998        1997
                            ------------  ------------  ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
Revenues
  Room revenue............. $123,965,649  $26,725,200   $58,224,156 $19,465,968
  Food and beverage reve-
   nue.....................   35,595,835    8,374,459    17,367,968   5,197,244
  Other revenue............    8,031,070    1,691,472     3,449,076   1,305,853
  Minority interest income.    1,802,558          --            --          --
                            ------------  -----------   ----------- -----------
    Total revenue..........  169,395,112   36,791,131    79,041,200  25,969,065
                            ------------  -----------   ----------- -----------
Expenses
  Property operating costs
   and expenses............   33,894,184    7,235,297    13,956,762   5,340,286
  Food and beverage costs
   and expenses............   27,646,671    6,262,071    12,238,150   4,239,312
  General and administra-
   tive....................   15,871,676    3,270,481     6,315,376   2,475,288
  Advertising and promo-
   tion....................   12,792,700    2,305,776     5,316,895   1,820,589
  Repairs and maintenance..    6,712,883    1,450,987     2,906,546   1,032,093
  Utilities................    7,258,674    1,628,490     2,872,937   1,147,891
  Management fees..........    1,691,639      947,632     1,759,353      82,854
  Franchise costs..........    4,754,285      950,307     2,300,237     676,148
  Depreciation.............       63,000       26,250        15,750      15,750
  Amortization.............       40,997        6,753        10,348      10,052
  Interest expense.........       26,808       13,314         5,858       7,192
  Other expense............      158,113       27,093        91,628      20,746
  Participating Lease ex-
   penses..................   59,934,337   13,387,719    28,165,224   9,508,365
                            ------------  -----------   ----------- -----------
    Total expenses.........  170,845,967   37,512,170    75,955,064  26,376,566
                            ------------  -----------   ----------- -----------
    Net income (loss)...... $ (1,450,855) $  (721,039)  $ 3,086,136 $  (407,501)
                            ============  ===========   =========== ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                               AGH LEASING, L.P.

                  CONSOLIDATED STATEMENTS OF PARTNERS' DEFICIT

          FOR THE PERIOD FROM JULY 31, 1996 (INCEPTION OF OPERATIONS)
                           THROUGH DECEMBER 31, 1996
                    AND FOR THE YEAR ENDED DECEMBER 31, 1997

                                             GENERAL     LIMITED
                                             PARTNER    PARTNERS
                                                1%         99%         TOTAL
                                             --------  -----------  -----------
Initial capitalization at inception........  $  5,000  $   495,000  $   500,000
Net loss for the period from July 31, 1996
 through December 31, 1996.................    (7,210)    (713,829)    (721,039)
                                             --------  -----------  -----------
Balance at December 31, 1996...............    (2,210)    (218,829)    (221,039)
Partner distributions......................      (571)     (56,535)     (57,106)
Net loss for the year ended December 31,
 1997......................................   (14,509)  (1,436,346)  (1,450,855)
                                             --------  -----------  -----------
Balance at December 31, 1997...............  $(17,290) $(1,711,710) $(1,729,000)
                                             --------  -----------  -----------
Net income for the three months ended March
 31, 1998
 (unaudited)...............................    30,861    3,055,275    3,086,136
                                             --------  -----------  -----------
Balance at March 31, 1998 (unaudited)......  $ 13,571  $ 1,343,565  $ 1,357,136
                                             ========  ===========  ===========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               AGH LEASING, L.P.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

             AND THE PERIOD JULY 31, 1996 (INCEPTION OF OPERATIONS)
                 THROUGH DECEMBER 31, 1996 AND THE THREE MONTHS
                         ENDED MARCH 31, 1998 AND 1997

                              DECEMBER 31,  DECEMBER 31,  MARCH 31,    MARCH 31,
                                  1997          1996        1998         1997
                              ------------  ------------ -----------  -----------
                                                         (UNAUDITED)  (UNAUDITED)
Cash flow from operating ac-
 tivities:
  Net income (loss).........  $ (1,450,855)  $ (721,039) $ 3,086,136  $ (407,501)
  Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
    Depreciation............        63,000       26,250       15,750      15,750
    Amortization............        40,997        6,753       10,348      10,052
    Minority interest.......    (1,802,558)         --           --          --
  Changes in assets and
   liabilities:
    Accounts receivable.....    (3,424,147)  (2,822,936)  (6,347,425) (1,367,672)
    Inventories.............      (559,062)    (448,234)    (501,110)   (146,066)
    Prepaid expenses........      (513,984)    (553,400)     (98,615)     44,250
    Deferred expenses.......        (5,917)    (201,040)         --          --
    Other assets............      (236,012)     (47,985)    (173,903)   (113,119)
    Accounts payable, trade.     1,587,737    1,054,902    2,666,433     420,001
    Participating Lease
     payable, American
     General Hospitality
     Operating Partnership,
     L.P....................     4,019,880    3,979,242    9,372,334     419,460
    Accrued expenses and
     other liabilities......     1,129,487    4,198,035    7,900,122     (30,138)
    Deferred income.........     1,370,000      730,000      (52,500)    420,001
                              ------------   ----------  -----------  ----------
      Net cash flow provided
       by operating
       activities...........       218,566    5,200,548   15,877,570    (734,982)
                              ------------   ----------  -----------  ----------
Cash flow from financing
 activities:
  Capital contributions, AGH
   Leasing, L.P.............           --       500,000          --          --
  Capital contributions,
   Twin Leasing, L.P........     3,000,000          --           --          --
  Partner distributions ....       (57,106)         --           --          --
  Principal payments on
   borrowings...............       (53,363)     (27,316)     (14,185)    (12,851)
                              ------------   ----------  -----------  ----------
    Net cash provided by
     financing activities...     2,889,531      472,684      (14,185)    (12,851)
                              ------------   ----------  -----------  ----------
    Net change in cash and
     cash equivalents.......     3,108,097    5,673,232   15,863,385    (747,833)
  Cash and cash equivalents
   at beginning of periods..     5,673,232          --     8,781,329   5,673,232
                              ------------   ----------  -----------  ----------
  Cash and cash equivalents
   at end of periods........  $  8,781,329   $5,673,232  $24,644,714  $4,925,399
                              ============   ==========  ===========  ==========
Supplemental disclosures of
 cash flow information:
  Cash paid during the
   period for interest......  $     26,808   $   13,314  $     5,858  $    7,192
                              ============   ==========  ===========  ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                               AGH LEASING, L.P.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

  AGH Leasing, L.P. is a Delaware limited partnership which was formed on May 29, 1996, and commenced operations on July 31, 1996. AGH Leasing is owned in part by certain executive officers of American General Hospitality Corporation (the "Company") and American General Hospitality, Inc. ("AGHI"). AGH Leasing, L.P. leases 26 of the 27 Hotels (the "December 31 Hotels") owned by American General Hospitality Operating Partnership, L.P. (the "Operating Partnership") at December 31, 1997, pursuant to operating leases ("Participating Leases") which provide for rent based on the revenues of the December 31 Hotels.

  During 1996, the Company acquired two of the December 31 Hotels for an aggregate acquisition price of $49 million. During 1997, the Company acquired twelve of the December 31 Hotels for an aggregate acquisition price of $289.7 million. The acquisitions were accounted for by the Company under the purchase method of accounting. Thirteen of the fourteen acquired hotels were subsequently leased to AGH Leasing, L.P. pursuant to the Participating Leases with the remaining hotel being leased to Twin Towers Leasing, L.P. The results of operations of the acquired hotels have been included in the reported results from the date of acquisition.

  Twin Towers Leasing, L.P. ("Twin Towers Leasing" and, together with AGH Leasing, L.P., "AGH Leasing") leases the remaining December 31 Hotel, the Radisson Twin Towers Orlando, pursuant to a Participating Lease which is substantially similar in form to the other Participating Leases. Twin Towers Leasing is a Florida limited partnership which was formed on June 1, 1997, and commenced operations on June 25, 1997. AGH Leasing is the 51% sole general partner of Twin Towers Leasing. The remaining 49% is owned by Regent Carolina Corporation ("Regent"), an affiliate of the selling entity. Based on the partnership agreement, Regent is allocated 100% of any losses generated by Twin Towers Leasing up to their capital contribution of $3 million. The operations of Twin Towers Leasing are consolidated with the operations of AGH Leasing for financial statement purposes.

  The consolidated financial statements of AGH Leasing include the results of operations of the December 31 Hotels leased from the Operating Partnership due to AGH Leasing's control over the operations of the December 31 Hotels during the 12-year term of the Participating Leases. AGH Leasing has complete discretion in establishing room rates and all rates for hotel goods and services. Likewise, all operating expenses of the December 31 Hotels are under the control of AGH Leasing. AGH Leasing has the right to manage or to enter into management contracts with other parties to manage the December 31 Hotels. If AGH Leasing elects to enter into management contracts with parties other than AGHI, AGH Leasing must obtain the prior written consent of the Operating Partnership, which consent may not be unreasonably withheld. AGH Leasing has entered into management agreements pursuant to which 26 of the December 31 Hotels are managed by AGHI and the remaining December 31 Hotel is managed by Wyndham Hotel Corporation.

  AGH Leasing's results of operations are seasonal. The aggregate room revenues in the second and third quarters of each fiscal year may be higher than room revenues in the first quarter and fourth quarter of each fiscal year. Consequently, AGH Leasing may have net income in some quarters and may have net losses in other quarters of the same year.

  Upon consummation of the Company's Initial Public Offering ("IPO"), the partners of AGH Leasing capitalized AGH Leasing with $500,000 cash and pledged 275,000 units of limited partnership interest in the Operating Partnership ("OP Units") to the Company to collateralize the Lessee's obligations under the Participating Leases. Twin Towers Leasing was capitalized with $3 million by the 49% limited partner upon commencement of operations.

                               AGH LEASING, L.P.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Investment in Hotel Properties--Hotel properties consist principally of furniture, fixtures and equipment and are stated at the lower of cost or net realizable value and are depreciated using the straight-line method over estimated useful lives ranging from 3 to 7 years.

  Maintenance and repairs are charged to operations as incurred; major renewals and betterments are capitalized. Upon the sale or disposition of a fixed asset, the asset and the related accumulated depreciation are removed from the accounts and the gain or loss is included in operations.

  Cash and Cash Equivalents--All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

  Inventories--Inventories, consisting primarily of food and beverage items, are stated at the lower of cost (generally, first-in first-out) or market.

  Deferred Expenses--Deferred expenses at December 31, 1997 and 1996 include organizational costs of $5,916 and $1,041, respectively and a $200,000 payment made in connection with the Wyndham Safari Resort Lake Buena Vista cash flow guarantee. Amortization is computed using the straight-line method over five years.

  Deferred Income--Deferred income of $2,100,000 and $730,000 at December 31, 1997 and 1996, respectively, represents the cash received from one of the sellers of the Wyndham Safari Resort Lake Buena Vista for recurring association fee agreements with the sellers as described in Note 4. The gain will be amortized over the term of the agreements of ten years. The agreements commence January 1, 1998.

  Income Taxes--AGH Leasing is a Maryland limited partnership, which is not a taxable entity. The results of operations are included in the tax returns of the partners. The partnerships' tax returns and the amount of allocable income or loss are subject to examination by federal and state taxing authorities. If such examinations result in changes to income or loss, the tax liability of the partners could be changed accordingly.

  Revenue Recognition--Revenue is recognized as earned. Ongoing credit evaluations are performed and an allowance for potential credit losses is provided against the portion of accounts receivable which is estimated to be uncollectible.

  Advertising Cost--The December 31 Hotels participate in various advertising and marketing programs. All advertising costs are expensed in the period incurred. The Lessee recognized advertising expense of $7.4 million and $1.3 million for the years ended December 31, 1997 and 1996, respectively.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Concentration of Credit Risk--AGH Leasing places cash deposits at a major bank. At December 31, 1997 and 1996, bank account balances exceeded Federal Deposit Insurance Corporation limits by approximately $5.7 million and $2.5 million, respectively. Management believes the credit risk related to these deposits is minimal.

  Interim Financial Information--The unaudited interim financial statements as of March 31, 1998 and for the three months ended March 31, 1998 and 1997 have been prepared pursuant to the rules and regulations of the SEC. The accompanying interim financial statements reflect, in the opinion of management, all adjustments necessary for a fair presentation of the interim financial statements. All such adjustments are of a normal and recurring nature.

                               AGH LEASING, L.P.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

  Statements of Financial Accounting Standards 107 requires all entities to disclose the fair value of certain financial instruments in their financial statements. Accordingly, the Lessee reports the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, participating lease payable, note payable, accrued expenses and other liabilities at cost, which approximates fair value due to the short maturity of these instruments.

4. COMMITMENTS AND RELATED PARTY TRANSACTIONS

  Franchise costs represent the annual expense for franchise royalties and reservation services under the terms of hotel franchise agreements, which expire from 1998 to 2013. Franchise costs are based upon varying percentages of gross room revenue ranging from 2.0% to 5.0%. These fees are paid by the Lessee. No franchise costs were incurred for the Hotel Maison de Ville.

  Twenty-six of the December 31 Hotels are managed by AGHI on behalf of AGH Leasing. AGH Leasing pays AGHI a base management fee of 1.5% of total revenue and an incentive fee of up to 2.0% of total revenue. The incentive fee, if applicable, is equal to 0.025% of annual total revenue for each 0.1% increase in annual total revenue over the total revenues for the preceding twelve-month period up to the maximum incentive fee.

  The remaining December 31 Hotel, the Wyndham Garden Hotel Marietta, is managed by Wyndham Hotel Corporation ("Wyndham") on behalf of AGH Leasing. AGH Leasing pays Wyndham a base management fee equal to 1.5% of gross revenues at the hotel plus an incentive management fee of up to 1.5% of gross revenues. The incentive fee, if applicable, will be earned if gross revenues exceed certain year over year thresholds.

  Each December 31 Hotel, except the Hotel Maison de Ville, is required to remit varying percentages of gross room revenue ranging from 1.0% to 5.0% to the various franchisors for sales and advertising expenses incurred to promote the hotel at the national level. Additional sales and advertising costs are incurred at the local property level. These fees are paid by AGH Leasing.

  The Company entered into an agreement for a license and an association membership from one of the sellers of the Wyndham Safari Lake Buena Vista, which the Company immediately assigned to AGH Leasing. Commencing January 1998, in connection with the license and the association membership, the Lessee is required to pay recurring association fees including a base monthly fee equal to 1.0% of the prior month's gross room revenues generated at the Hotel, and an additional fee of 0.5% to 1.0% of gross monthly revenues if the trailing twelve month's gross room revenues at the Hotel exceed a threshold of approximately $13 million (subject to increase based on the percentage increase in the CPI). In addition, the Lessee is obligated to pay a recurring royalty for the African Safari theme equal to an amount which ranges from 10% to 25% of net operating income in excess of $6 million (subject to adjustment if the Operating Partnership invests more than $40 million in the Hotel). AGH Leasing is also obligated to pay a marketing assistance fee equal to .25% of gross room revenues. The marketing and association fees are not expected to exceed 2.25% of gross room revenues for any twelve-month period. The association membership agreement terminates in October 2008; AGH Leasing is obligated to pay liquidated damages if the agreement is terminated earlier.

  In order to facilitate compliance with state and local liquor laws and regulations, AGH Leasing subleases those areas of certain of the hotels that comprise the restaurant and other areas where alcoholic beverages are served to the Beverage Corporations, 39 of which are wholly owned by a senior executive of the Company but controlled by AGH Leasing. In accordance with the terms of the Beverage Subleases, each Beverage Corporation is obligated to pay to AGH Leasing rent payments equal to 30% of each such corporation's annual gross revenues generated from the sale of alcoholic beverages generated from such areas; however, pursuant to the Participating Leases, such subleases will not reduce the Participating Rent payments to the Operating Partnership, which it is entitled to receive from such beverage sales.

                               AGH LEASING, L.P.

  AGH Leasing has future lease commitments to the Company under the Participating Leases, which have various expiration dates between July 2008 to June 2009. The Participating Lease expenses are based on percentages of room revenues, food and beverage revenues, telephone and other revenues. The departmental revenue thresholds in the Participating Leases are seasonally adjusted for interim periods and the Participating Lease formulas are adjusted annually effective January 1, by a percentage equal to the percentage increase in the CPI, plus .75% as compared to the prior year. Additionally, several of the December 31 Hotels will have further adjustments to the Participating Lease formulas due to the significant renovations expected to be completed in those hotels in 1997. Minimum future rental expense (i.e., base rents) under these noncancellable Participating Leases is as follows:

         YEAR                                          AMOUNT
         ----                                       ------------
         1998...................................... $ 48,960,000
         1999......................................   50,527,600
         2000......................................   52,143,028
         2001......................................   53,814,309
         2002......................................   55,428,738
         2003 and thereafter.......................  342,549,603
                                                    ------------
         Minimum future base rents                  $603,423,278
                                                    ============

5. PRO FORMA INFORMATION (UNAUDITED)

  Due to the impact of the IPO and other hotel acquisitions made by the Company as described in Note 1 and leased to AGH Leasing, the historical results of operations may not be indicative of future results of operations. The following unaudited pro forma information of AGH Leasing is presented as if the IPO and acquisition of the December 31 Hotels had occurred on January 1, 1996 and all of the Current Hotels had been leased pursuant to the Participating Leases since that date.

  In management's opinion, all adjustments necessary to reflect the effects of the transactions previously described have been made. The pro forma information does not purport to present what the actual results of operations of AGH Leasing would have been if the previously mentioned transactions had occurred on such date or to project the future financial position or results of operations of AGH Leasing for any future period.

                                                    DECEMBER 31,  DECEMBER 31,
                                                        1997          1996
                                                    ------------  ------------
     Room revenue.................................. $151,771,990  $136,811,842
     Food and beverage revenue.....................   44,882,294    44,176,435
     Other revenue.................................    9,804,140     9,537,309
     Minority interest income......................    2,874,156     1,284,177
                                                    ------------  ------------
       Total revenue...............................  209,332,580   191,809,763
                                                    ------------  ------------
     Hotel operating expenses......................  134,759,239   126,515,121
     Depreciation and amortization.................      103,997        69,753
     Interest expense..............................      264,064        31,689
     Other expenses................................      331,229       359,009
     Participating Lease expense...................   74,192,463    65,776,641
                                                    ------------  ------------
     Net loss...................................... $   (318,412) $   (942,450)
                                                    ============  ============

                               AGH LEASING, L.P.

6. SUBSEQUENT EVENTS

PROPOSED MERGER

  On March 15, 1998 the Company and CapStar Hotel Company ("CapStar") entered into a definitive agreement (the "Merger Agreement") pursuant to which the parties agreed, subject to stockholder approval and other conditions and covenants, to merge as equals (the "Proposed Merger"). Accordingly, no assurance can be given that the Proposed Merger will be consummated. Pursuant to the Merger Agreement, CapStar will spin off (the "Spin-Off") in a taxable transaction, its hotel operations and management business to its current stockholders as a new C-Corporation to be called MeriStar Hotels & Resorts, Inc. ("MeriStar Resorts"). CapStar will subsequently merge with and into the Company, which will qualify as a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). The Company will be renamed MeriStar Hospitality Corporation after the Proposed Merger. In a separate transaction, which will close immediately after the closing of the Proposed Merger, MeriStar Resorts will acquire AGH Leasing and AGHI which is payable through the issuance of $11.2 million of units of limited partnership interests of a subsidiary owned by MeriStar Resorts and $83.8 million in cash. This acquisition is a condition to closing the Proposed Merger. If the Proposed Merger is consummated, MeriStar Resorts will become the lessee and manager of all of the Current Hotels currently leased by AGH Leasing and will have a right of first refusal to become the lessee of hotels acquired by the Company in the future except for the Prime Group II Acquisition hotels.

  The Merger Agreement defines the exchange ratios for both the Company's and CapStar's stockholders. CapStar stockholders will receive one share each of MeriStar Hospitality Corporation and MeriStar Resorts for each CapStar share owned. The Company's stockholders will receive 0.8475 shares of MeriStar Hospitality Corporation for each share of Common Stock owned. Both exchange ratios are fixed, with no adjustment mechanism.

  The Company expects the Proposed Merger to close in June 1998. The Proposed Merger will be submitted for approval at separate meetings of the stockholders of the Company and CapStar. Prior to such stockholder meetings, the Company will file a registration statement with the SEC registering under the Securities Act of 1933, as amended, the shares of MeriStar Hospitality Corporation to be issued in the Proposed Merger.

                               AGH LEASING, L.P.

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1997

  The following unaudited Pro Forma Consolidated Statement of Operations are presented as if the Company had completed the acquisition of the 12 hotels acquired during 1997 and 15 hotels acquired during 1996 all owned as of December 31, 1997 (the "December 31 Hotels") and the 18 hotels acquired in the first quarter of 1998 (the "Acquired Hotels") and the one hotel to be acquired by the Company and leased to AGH Leasing (the "Proposed Acquisition Hotel") (collectively the "AGH Hotels") as of January 1, 1997. The Acquired Hotels include the Potomac Portfolio Acquisition Hotels, the FSA Portfolio Acquisition Hotels, the Holiday Inn O'Hare International Hotel and the Proposed Acquisition Hotel is the Madison Hotel Acquisition. The Pro Forma Consolidated Statement of Operations does not include the effects of the Proposed Merger with CapStar.

  In management's opinion, all material adjustments necessary to reflect the effect of these transactions have been made.

  The following unaudited Pro Forma Consolidated Statement of Operation are derived from AGH Leasing's Consolidated Statements of Operations as of December 31, 1997 and should be read in conjunction with the financial statements filed with American General Hospitality Corporation's Annual Report on Form 10-K for the year ended December 31, 1997.

  The following Pro Forma Consolidated Statement of Operations are not necessarily indicative of what the actual results of operations would have been assuming such transactions had been completed as of January 1, 1997.

                               AGH LEASING, L.P.

                       PRO FORMA STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)

                          HISTORICAL   DECEMBER 31
                          YEAR ENDED     HOTELS                   PROPOSED    MANAGEMENT
                         DECEMBER 31,   PRO FORMA     ACQUIRED   ACQUISITION     FEES
                             1997      ADJUSTMENTS     HOTELS       HOTEL     ADJUSTMENT     COMBINED
                             (A)           (B)          (C)          (C)          (G)       PRO FORMA
                         ------------  -----------  ------------ -----------  -----------  ------------
Revenues
  Room revenue (D)...... $123,965,649  $27,806,341  $ 99,361,895 $1,379,556   $       --   $252,513,441
  Food and beverage
   revenue (D)..........   35,595,835    9,286,459    31,592,242    228,514           --     76,703,050
  Other revenue (D).....    8,031,070    1,773,070     6,446,925     76,166           --     16,327,231
  Minority interest         1,802,558     (139,150)          --         --            --      1,663,408
   income (E)........... ------------  -----------  ------------ ----------   -----------  ------------
    Total revenue....... $169,395,112  $38,726,720  $137,401,062 $1,684,236           --   $347,207,130
                         ------------  -----------  ------------ ----------   -----------  ------------
Expenses
  Property operating
   costs and expenses
   (F)..................   33,894,184    6,754,081    26,658,014    456,500           --     67,762,779
  Food and beverage
   costs and expenses
   (F)..................   27,646,671    6,425,715    24,731,326    135,969           --     58,939,681
  General and
   administrative (F)...   15,871,676    2,978,176    11,792,008    241,768           --     30,883,628
  Advertising and
   promotion (F)........   12,792,700    2,489,673     8,638,295     68,533           --     23,989,201
  Repairs and
   maintenance (F)......    6,712,883    1,756,796     6,399,372     95,048           --     14,964,099
  Utilities (F).........    7,258,674    1,532,149     6,198,780     95,716           --     15,085,319
  Management fees (G)...    1,691,639    1,158,265     2,694,902     42,106     1,767,977     7,354,889
  Franchise costs (H)...    4,754,285    1,041,672     3,945,161     50,095           --      9,791,213
  Depreciation..........       63,000          --            --         --            --         63,000
  Amortization (I)......       40,997          --            --         --            --         40,997
  Interest expense......       26,808      237,256           --         --            --        264,064
  Other expense.........      158,113      173,116        79,997        --            --        411,226
  Participating Lease      59,934,337   14,258,118    45,298,537    637,336           --    120,128,328
   expenses (J)......... ------------  -----------  ------------ ----------   -----------  ------------
    Total expenses......  170,845,967   38,805,017   136,436,392  1,823,071     1,767,977   349,678,424
                         ------------  -----------  ------------ ----------   -----------  ------------
    Net income (loss)... $ (1,450,855) $   (78,297) $    964,670 $ (138,835)  $(1,767,977) $ (2,471,294)
                         ============  ===========  ============ ==========   ===========  ============

                               AGH LEASING, L.P.

           NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

  The pro forma consolidated statement of operations of AGH Leasing, L.P. ("AGH Leasing") include the results of operations of the 46 hotels leased from the American General Hospitality Operating Partnership, L.P. (the "Operating Partnership") due to AGH Leasing's control over the operations of the hotels during the twelve-year term of the Participating Leases. AGH Leasing has complete discretion in establishing room rates and all rates for hotel goods and services. Likewise, all operating expenses of the hotels are under the control of AGH Leasing. AGH Leasing has the right to manage or to enter into management contracts with other parties to manage the hotels. If AGH Leasing elects to enter into management contracts with parties other than American General Hospitality, Inc. ("AGHI"), AGH Leasing must obtain the prior written consent of the Company, which consent may not be unreasonably withheld.

  AGH Leasing's results of operations are seasonal. Generally, hotel revenue is greater in the second and third quarters of a calendar year, although this may not be true for hotels in major tourist destinations. With the Company's acquisition and subsequent leasing of the FSA Portfolio Acquisition Hotels, which include several hotels in tourist destinations, the AGH Hotels may now produce greater revenues in the first and second quarters.

(A) Represents the Company's historical statement of operations for the year ended December 31, 1997.

(B) Represents the adjustments to present a statement of operations for the 12 hotels acquired by the Company and leased to AGH Leasing during 1997 prior to their acquisition by the Company based on historical balances of the previous owners. The combination of the historical statement of operations presented in column (A) and the pro forma statement of operation presented in column (B) represent the results of operations of the 27 December 31 Hotels as if all of the AGH Hotels were acquired on January 1, 1997 and leased to AGH Leasing pursuant to a Participating Lease since that date.

(C) Acquired Hotels represent the acquisition of the interests in the hotels acquired by the Company and leased to AGH Leasing through March 31, 1998. The Acquired Hotels are leased pursuant to operating leases ("Participating Leases") which provide for rent based on the revenues of the Acquired Hotels. The Acquired Hotels include the FSA Portfolio Acquisition Hotels, the Potomac Portfolio Acquisition Hotels and the Holiday Inn O'Hare International Airport Hotel.

  Proposed Acquisition Hotel represents the acquisition of one hotel, the Madison Hotel, to be acquired by the Company and leased to AGH Leasing pursuant to a Participating Lease.

  The following table reflects summarized information regarding the Acquired
Hotels:

                                               POTOMAC PORTFOLIO
                                               ACQUISITION HOTELS
                                              AND THE HOLIDAY INN
                             FSA PORTFOLIO    O'HARE INTERNATIONAL
                           ACQUISITION HOTELS    AIRPORT HOTEL        TOTAL
                           ------------------ -------------------- ------------
Total Hotel revenues.....     $88,539,197         $49,256,403      $137,795,600
Total expenses...........      70,978,387          44,146,771       115,125,158
                              -----------         -----------      ------------
Net income...............      17,560,810           5,109,632        22,670,442
Elimination of historical
 expenses
 Net income of Select Inn
  Bloomington............        (392,417)                --           (392,417)
 Management fees.........         570,568             (11,292)          559,276
 Depreciation............       7,951,340           2,703,858        10,655,198
 Amortization............             --              121,242           121,242
 Real estate and personal
  property taxes and
  property insurance.....       3,521,192           1,968,253         5,489,445
 Interest expense........             --            4,138,093         4,138,093
 Other expense...........       2,678,741             343,187         3,021,928
                              -----------         -----------      ------------
 Adjusted net income be-
  fore Participating
  Lease payment..........      31,890,234          14,372,973        46,263,207
 Participating Lease pay-
  ment...................      30,576,487          14,722,050        45,298,537
                              -----------         -----------      ------------
Acquired Hotels adjusted
 net income..............     $ 1,313,757         $  (349,077)     $    964,670
                              ===========         ===========      ============

                               AGH LEASING, L.P.

(D) Represents historical room, food and beverage and other revenues of the AGH Hotels.

(E) Represents the amount of AGH Leasing's minority interest investment in Twin Towers Leasing, L.P. (the "Twin Towers Lessee", together with AGH Leasing, L.P., "AGH Leasing") which leases the Radisson Orlando Twin Towers hotel from the Operating Partnership. The Twin Towers Lessee is owned 51% by AGH Leasing, which is the sole general partner, and 49% by Regent Carolina Corporation, which is the sole limited partner. Regent Carolina Corporation is not affiliated with the Company, the Operating Partnership or AGH Leasing.

(F) Represents the historical expenses of the AGH Hotels.

(G) Represents management fees to be incurred under the Management Agreements. The management fees payable to AGHI consist of a base fee of 1.5% of total revenue and an incentive fee of up to 2.0% of total revenue. The incentive fee, if applicable, is equal to 0.025% of annual total revenue for each 0.01% increase in annual total revenues over the total revenues for the preceding twelve month period up to the maximum incentive fee. The payment of the management fees to AGHI by AGH Leasing is subordinate to AGH Leasing's obligations to the Company under the Participating Leases. The full management fee payable during 1997 will be earned only to the extent that AGH Leasing has taxable income equal to or greater than $50,000. If AGH Leasing's taxable net operating income is below $50,000 in 1997, management fees are forfeited by AGHI to increase AGH Leasing's taxable net operating income to $50,000.

                                         BASE        INCENTIVE        TOTAL
                                    MANAGEMENT FEE MANAGEMENT FEE MANAGEMENT FEE
                                    -------------- -------------- --------------
   December 31 Hotels.............    $2,849,904     $      --      $2,849,904
   Acquired Hotels
    Potomac Portfolio Acquisition
     Hotels and the Holiday Inn
     O'Hare International Airport
     Hotel........................       738,846        614,955      1,353,801
     FSA Portfolio Acquisition Ho-
      tels........................     1,341,101            --       1,341,101
   Proposed Acquisition Hotel
     Madison Hotel................        25,263         16,843         42,106
   Management fee adjustment......           --       1,767,977      1,767,977
                                      ----------     ----------     ----------
   Total management fees..........    $4,955,114     $2,399,775     $7,354,889
                                      ==========     ==========     ==========

(H) Represents the historical franchise fees of the AGH Hotels. Franchise fees associated with the hotel conversions are not included in the pro forma statements of operations since other impacts including possible revenue enhancements and operating expense reductions are also not included.

(I) Historical deferred loan costs and the related amortization has been eliminated since AGH Leasing is not expected to incur similar costs. Amortization expense relates to the amortization of organization costs which are being amortized over a 60 month period.

(J) Represents lease payments to the Operating Partnership from AGH Leasing pursuant to the Participating Leases calculated on a pro forma basis by applying the rent provisions of the Participating Leases to the revenues of the AGH Hotels. The departmental thresholds in the Participating Leases are seasonally adjusted for interim periods. The Participating Lease payments for the Acquired Hotels and the Proposed Acquisition Hotel are calculated by applying the rent provisions applicable in the first year of the respective leases executed to the historical operating revenues of the hotels prior to the acquisition by the Company.

                               AGH LEASING, L.P.

                                                      EXCESS OF
                                                    PARTICIPATING      TOTAL
                                                    RENT OVER BASE PARTICIPATING
                                         BASE RENT       RENT          RENT
                                        ----------- -------------- -------------
December 31 Hotels....................  $46,110,810  $28,081,645   $ 74,192,455
Base and Participating Lease payments
 for the Acquired Hotels
 Potomac Portfolio Acquisition Hotels
  and the Holiday Inn O'Hare
  International Airport Hotel.........    9,737,500    4,984,550     14,722,050
 FSA Portfolio Acquisition Hotels 9
  hotels owned by the Company.........   17,752,496    7,637,735     25,390,231
 FSA Portfolio Acquisition Hotels 4
  hotels owned by PSS I, Inc..........    3,924,955    1,261,301      5,186,266
                                        -----------  -----------   ------------
 Total Base and Participating Lease
  payments for the Acquired Hotels....   31,414,951   13,883,586     45,298,537
                                        -----------  -----------   ------------
Base and Participating Lease payments
 for the Proposed Acquisition Hotel
 Madison Hotel........................      637,336            0        637,336
                                        -----------  -----------   ------------
 Total Base and Participating Lease
  payments for the Proposed
  Acquisition Hotel...................  $78,163,097  $41,965,231   $120,128,328
                                        ===========  ===========   ============

                               AGH LEASING, L.P.

                PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                     FOR THE QUARTER ENDED MARCH 31, 1998

  The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the 45 hotels which the Company and its affiliates lease to AGH Leasing (the "AGH Leasing March 31 Hotels") and one of the additional hotels to be acquired by the Company and leased to AGH Leasing (the "Proposed Acquisition Hotel", together with AGH Leasing March 31 Hotels, the "AGH Leasing Hotels") were leased pursuant to Participating Leases as of January 1, 1997. The Proposed Acquisition Hotel is the Madison Hotel Acquisition. The Pro Forma Consolidated Statement of Operations does not include the effects of the Proposed Merger with CapStar.

  In management's opinion, all material adjustments necessary to reflect the effect of these transactions have been made.

  The following unaudited Pro Forma Consolidated Statement of Operation are derived from AGH Leasing's Consolidated Statements of Operations as of March 31, 1998 and should be read in conjunction with the financial statements filed with American General Hospitality Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

  The following Pro Forma Consolidated Statement of Operations are not necessarily indicative of what the actual results of operations would have been assuming such transactions had been completed as of January 1, 1997.

                               AGH LEASING, L.P.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                                  (UNAUDITED)

                                              AGH LEASING
                             HISTORICAL     MARCH 31 HOTELS  PROPOSED
                         THREE MONTHS ENDED    PRO FORMA    ACQUISITION
                           MARCH 31, 1998     ADJUSTMENTS      HOTEL     COMBINED
                                (A)               (B)           (C)      PRO FORMA
                         ------------------ --------------- ----------- -----------
Revenues
  Room revenue (D)......    $58,224,156       $10,591,753    $     --   $68,815,909
  Food and beverage rev-
   enue (D).............     17,367,968         3,125,341          --    20,493,309
  Other revenue (D).....      3,449,076           839,369        3,373    4,291,818
                            -----------       -----------    ---------  -----------
      Total revenue.....     79,041,200        14,556,463        3,373   93,601,036
                            -----------       -----------    ---------  -----------
Expenses
  Property operating
   cost and expenses
   (E)..................     13,956,762         3,068,333        7,492   17,032,587
  Food and beverage
   costs and expenses
   (E)..................     12,238,150         2,693,625         (411)  14,931,364
  General and adminis-
   trative (E)..........      6,315,376         1,486,918       46,447    7,848,741
  Advertising and promo-
   tion (E).............      5,316,895         1,030,001        7,289    6,354,185
  Repairs and mainte-
   nance (E)............      2,906,546           735,838        1,135    3,643,519
  Utilities (E).........      2,872,937           694,370        9,151    3,576,458
  Management fees (F)...      1,759,353           311,020          --     2,070,373
  Franchise costs (G)...      2,300,237           409,716          --     2,709,953
  Depreciation..........         15,750               --           --        15,750
  Amortization (H)......         10,348               --           --        10,348
  Interest expense......          5,858               --           --         5,858
  Other expense.........         91,628            19,500          --       111,128
  Participating Lease
   expense (I)..........     28,165,224         5,358,517      238,997   33,762,738
                            -----------       -----------    ---------  -----------
      Total expenses....     75,955,064        15,807,838      310,100   92,073,002
                            -----------       -----------    ---------  -----------
      Net income (loss).    $ 3,086,136       $(1,251,375)   $(306,727) $ 1,528,034
                            ===========       ===========    =========  ===========

  The accompanying notes are an integral part of these pro forma consolidated financial statements.

                               AGH LEASING, L.P.

            NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

  The Pro Forma Consolidated Statement of Operations of AGH Leasing, L.P. ("AGH Leasing") include the results of operations of the 45 hotels leased from the American General Hospitality Operating Partnership, L.P. (the "Operating Partnership") due to AGH Leasing's control over the operations of the hotels during the twelve-year term of the Participating Leases. AGH Leasing has complete discretion in establishing room rates and all rates for hotel goods and services. Likewise, all operating expenses of the hotels are under the control of AGH Leasing. AGH Leasing has the right to manage or to enter into management contracts with other parties to manage the hotels. If AGH Leasing elects to enter into management contracts with parties other than American General Hospitality, Inc. ("AGHI"), AGH Leasing must obtain the prior written consent of the Company, which consent may not be unreasonably withheld.

  AGH Leasing's results of operations are seasonal. Generally, hotel revenue is greater in the second and third quarters of a calendar year, although this may not be true for hotels in major tourist destinations. With the Company's acquisition and subsequent leasing of the FSA Portfolio Acquisition Hotels, which include several hotels in tourist destinations, the AGH Hotels may now produce greater revenues in the first and second quarters.

(A) Represents the Company's historical statement of operations for the year ended March 31, 1998.

(B) Represents the adjustments to present a statement of operations for the 18 hotels acquired by the Company and leased to AGH Leasing during the first quarter of 1998 prior to their acquisition by the Company based on historical balances of the previous owners. The combination of the historical statement of operations presented in column (A) and the pro forma statement of operation presented in column (B) represent the results of operations of the 45 AGH Leasing March 31 Hotels as if all of the AGH Hotels were acquired on January 1, 1997 and leased to AGH Leasing pursuant to a Participating Lease since that date.

(C) Proposed Acquisition Hotel represents the acquisition of one hotel, the Madison Hotel, to be acquired by the Company and leased to AGH Leasing pursuant to a Participating Lease. The Madison Hotel was closed for a complete renovation in September 1997 and is expected to reopen in July 1998.

(D) Represents historical room, food and beverage and other revenues of AGH Hotels.

(E) Represents the historical expenses of the AGH Hotels.

(F) Represents management fees to be incurred under the Management Agreements. The management fees payable to AGHI consist of a base fee of 1.5% of total revenue and an incentive fee of up to 2.0% of total revenue. The incentive fee, if applicable, is equal to 0.025% of annual total revenue for each 0.01% increase in annual total revenues over the total revenues for the preceding twelve month period up to the maximum incentive fee. The payment of the management fees to AGHI by AGH Leasing is subordinate to AGH Leasing's obligations to the Company under the Participating Leases.

                                         BASE        INCENTIVE        TOTAL
                                    MANAGEMENT FEE MANAGEMENT FEE MANAGEMENT FEE
                                    -------------- -------------- --------------
AGH Leasing March 31 Hotels.......    $1,403,965      $666,408      $2,070,373
Proposed Acquisition Hotel Madison
 Hotel............................             0             0               0
                                      ----------      --------      ----------
Total management fees.............    $1,403,965      $666,408      $2,070,373
                                      ==========      ========      ==========

(G) Represents the historical franchise fees of the AGH Hotels. Franchise fees associated with the hotel conversions are not included in the pro forma statements of operations since other impacts including possible revenue enhancements and operating expense reductions are also not included.

(H) Historical deferred loan costs and the related amortization has been eliminated since AGH Leasing is not expected to incur similar costs. Amortization expense relates to the amortization of organization costs which are being amortized over a 60 month period.

                               AGH LEASING, L.P.

(I) Represents lease payments to the Operating Partnership from AGH Leasing pursuant to the Participating Leases calculated on a pro forma basis by applying the rent provisions of the Participating Leases to the revenues of the AGH Hotels. The departmental thresholds in the Participating Leases are seasonally adjusted for interim periods. The Participating Lease payments for the Acquired Hotels and the Proposed Acquisition Hotel are calculated by applying the rent provisions applicable in the first year of the respective leases to the historical operating revenues of the hotels prior to the acquisition by the Company.

                                                 EXCESS OF
                                               PARTICIPATING
                                               RENT OVER BASE TOTAL PARTICIPATING
                                    BASE RENT       RENT             RENT
                                   ----------- -------------- -------------------
AGH Leasing March 31 Hotels......  $20,195,193  $13,328,548       $33,523,741
Base and Participating Lease
 payments for the Proposed
 Acquisition Hotel Madison Hotel.      238,997            0           238,997
                                   -----------  -----------       -----------
 Total...........................  $20,434,190  $13,328,548       $33,762,738
                                   ===========  ===========       ===========

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 UNTIL      , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK DISTRIBUTED PURSUANT HERETO, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               -----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Summary...................................................................    4
Risk Factors..............................................................   12
Selected Historical and Pro Forma Financial Information...................   20
Unaudited Pro Forma Financial Statements..................................   22
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   27
The Company...............................................................   33
Use of Proceeds...........................................................   35
Capitalization............................................................   36
Dividend Policy...........................................................   36
The Merger and the Spin-Off...............................................   37
Business..................................................................   41
The Rights Offering.......................................................   50
Management................................................................   58
Security Ownership of Certain Beneficial Owners and Management............   68
Description of Capital Stock..............................................   69
Certain Antitakeover Provisions...........................................   70
Experts...................................................................   71
Legal Matters.............................................................   71
Index to Financial Statements.............................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                        MERISTAR HOTELS & RESORTS, INC.

      SHARES OF COMMON STOCK AND RIGHTS TO ACQUIRE UP TO   OF SUCH SHARES



                  The date of this Prospectus is      , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the various expenses payable in connection with the Rights Offering. All the amounts shown are estimates, except the Securities and Exchange Commission registration fee. All of such expenses are being borne by the Company.

     SEC Registration Fee............................................. $  6,394
     NYSE Listing Fee.................................................   10,000
     Accounting Fees and Expenses.....................................   70,000
     Legal Fees and Expenses..........................................  100,000
     Printing and Engraving Expenses..................................   50,000
     Registrar and Transfer Agent's Fees..............................    5,000
     Subscription Agent's Fees........................................    5,000
     Miscellaneous Fees and Expenses..................................    3,606
         Total........................................................ $250,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 102(b)(7) of the Delaware Law permits a provision in the certificate of incorporation of each corporation organized thereunder, eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or its stockholders for monetary damages for certain breaches of fiduciary duty as a director. The Charter eliminates the personal liability of directors to the fullest extent permitted by the Delaware Law.

  Section 145 of the Delaware Law ("Section 145"), in summary, empowers a Delaware corporation, within certain limitations, to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by them in connection with any suit or proceeding other than by or on behalf of the corporation, if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to a criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

  With respect to actions by or on behalf of the corporation, Section 145 permits a corporation to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided such person meets the standard of conduct described in the preceding paragraph, except that no indemnification is permitted in respect of any claim where such person has been found liable to the corporation, unless the Court of Chancery or the court in which such action or suit was brought approves such indemnification and determines that such person is fairly and reasonably entitled to be indemnified.

  Article Eight of the Charter provides for the indemnification of officers and directors and certain other parties (the "Indemnitees") of the Company to the fullest extent permitted under the Delaware Law; provided, that except in the case of proceedings to enforce rights to indemnification, the Company shall indemnify such Indemnitee in connection with a proceeding initiated by such Indemnitee only if such proceeding was authorized by the Board of Directors. The Charter also provides that the Company may reimburse or advance an Indemnitee funds necessary for payment of expenses, including reasonable attorneys' fees and disbursements incurred in connection with any proceeding, in advance of the final disposition of such proceeding.

  Each of the employment agreements described in "Management--Employment Agreements" contains provisions entitling the executive to indemnification for losses incurred in the course of service to the Company or its subsidiaries, under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  In connection with the formation of the Company on March 13, 1998, CapStar became the Company's sole stockholder, acquiring 100 shares of Common Stock for nominal consideration. In addition, CapStar expects initially to capitalize the Company with approximately $48 million of cash, including approximately $18 million of forgiveness of indebtedness and a $30 million draw on the Company's two $50 million revolving credit facilities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) EXHIBITS

 EXHIBIT NO.                         DESCRIPTION OF DOCUMENT
 -----------                         -----------------------
 2.1*        --  Acquisition Agreement, dated as of March 15, 1998, among
                 MeriStar H&R Operating Company, L.P., American General
                 Hospitality Corporation, American General Hospitality, Inc.,
                 AGHL GP, Inc., the general partner of AGH Leasing, L.P., and the limited partners of AGH Leasing, Inc.
 2.2         --  Form of Contribution, Assumption and Indemnity Agreement
                 between CapStar Hotel Company and MeriStar H&R Operating
                 Company, L.P. (Incorporated by reference to Exhibit 99.4 to
                 CapStar Hotel Company's Report on Form 8-K dated March 17,
                 1998, No. 1-11903)
 2.3         --  Agreement and Plan of Merger dated as of March 15, 1998, among
                 American General Hospitality Corporation, American General
                 Hospitality Operating Partnership, L.P., CapStar Hotel
                 Company, CapStar Management Company, L.P. and CapStar
                 Management Company II, L.P. (Incorporated by reference to
                 Exhibit 99.4 to CapStar Hotel Company's Report on Form 8-K
                 dated March 17, 1998, No. 1-11903)
                 Amended and Restated Certificate of Incorporation of the
 3.1**       --  Company
 3.2**       --  By-laws of the Company
 4.1**       --  Specimen Common Stock certificate
 4.2**       --  Specimen Subscription Certificate
 5.1*        --  Opinion as to Validity of Common Stock and Rights
 8.1*        --  Opinion as to Certain Tax Matters
                 Form of Employment Agreement between the Company and Paul W.
 10.1**+     --  Whetsell
                 Form of Employment Agreement between the Company and Steven D.
 10.2**+     --  Jorns
                 Form of Employment Agreement between the Company and David E.
 10.3**+     --  McCaslin
                 Form of Employment Agreement between the Company and James A.
 10.4**+     --  Calder
                 Form of Employment Agreement between the Company and John E.
 10.5**+     --  Plunket
 10.6**+     --  Form of Equity Incentive Plan of the Company
 10.7**+     --  Form of Employee Stock Purchase Plan of the Company
 10.8**+     --  Form of Management Bonus Plan of the Company
 10.9        --  Form of Intercompany Agreement among MeriStar Hotels &
                 Resorts, Inc., MeriStar H&R Operating Company, L.P., MeriStar
                 Hospitality Corporation and MeriStar Hospitality Operating
                 Partnership, L.P. (Incorporated by reference to Exhibit 99.4 to CapStar Hotel Company's Report on Form 8-K dated March 17,
                 1998, No. 1-11903)
 23.1*       --  Consent of KPMG Peat Marwick LLP
 23.2.1*     --  Consent of Coopers & Lybrand L.L.P. (Dallas Office)
 23.2.2*     --  Consent of Coopers & Lybrand L.L.P. (Raleigh Office)
 23.3***     --  Consent of Daniel L. Doctoroff
 23.4***     --  Consent of Kent Hance
 23.5***     --  Consent of Steven D. Jorns
 23.6***     --  Consent of Joseph McCarthy
 23.7***     --  Consent of James McCurry
 23.8***     --  Consent of James Worms
                 Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included
 23.11*      --  in Exhibit 5)
  27*        --  Financial Data Schedule
 99.1*       --  Form of Subscription Agency Agreement
                 Instructions as to use of Subscription Certificates and
 99.2*       --  International Holder Subscription Form
 99.3*       --  International Holder Subscription Form

--------

  * Filed herewith.

 ** To be filed by amendment.

*** Previously filed.

  + Management contract or compensatory plan or arrangement.

  (B) FINANCIAL STATEMENT SCHEDULES

    Not applicable.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to its Certificate of Incorporation, By-laws, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF WASHINGTON, DISTRICT OF COLUMBIA, ON THE 5TH DAY OF JUNE, 1998.

                                          MeriStar Hotels & Resorts, Inc.

                                                   /s/ Paul W. Whetsell
                                          By:__________________________________
                                                 NAME: PAUL W. WHETSELL
                                           TITLE: CHAIRMAN AND CHIEF EXECUTIVE
                                                         OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                                TITLE
              ---------                                -----

        /s/ Paul W. Whetsell           Chief Executive Officer and Chairman
-------------------------------------   of the Board (Principal Executive
          PAUL W. WHETSELL              Officer)


         /s/ James A. Calder           Chief Financial Officer (Principal
-------------------------------------   Financial and Accounting Officer)
           JAMES A. CALDER


                                       President and Director
        /s/ David E. McCaslin
-------------------------------------
          DAVID E. MCCASLIN

DATED: JUNE 5, 1998